Form 20-F
period 2023-12-31
LITHIUM AMERICAS CORP.
filed 2024-03-18
CIK 1966983

k

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-41788

LITHIUM AMERICAS CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

400 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5

(Address of principal executive offices)

Edward Grandy

400 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
Telephone: (778) 656-5820

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Common Shares without par value	tLAC	Toronto Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 161,778,274 Common Shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer,""accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this annual report includes, but is not limited to: the expected operations, financial results and condition of the Company (as defined below); the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company; the estimated costs of the development of Thacker Pass (as defined below), including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the DOE Loan (as defined below); anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for Thacker Pass; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at Thacker Pass; development of mineral resources and mineral reserves; the expected benefits of the Arrangement (as defined below) to, and resulting treatment of, shareholders and the Company; the anticipated effects of the Arrangement; information concerning the tax treatment of the Arrangement; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the creation of a battery supply chain in the United States to support the electric vehicle market; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on Thacker Pass; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at Thacker Pass; successful development of Thacker Pass, including successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of Thacker Pass; the expected capital expenditures for the construction of Thacker Pass; anticipated job creation and workforce hub at Thacker Pass; the expectation that the PLA (as defined below) will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass’ remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; the Company’s commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine; ability to achieve capital cost efficiencies; the Tranche 2 Investment (as defined below) and the potential for additional financing scenarios for Thacker Pass; the expected timetable for completing the Tranche 2 Investment; the ability of the Company to complete the Tranche 2 Investment on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals and authorizations, and the securing of sufficient available funding to complete the development of Phase 1 of Thacker Pass as required for the Tranche 2 Investment; the expected benefits of the Tranche 2 Investment; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this annual report, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation: the potential benefits of the Arrangement being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the risk that the Arrangement may not be tax-free for income tax purposes and potential significant tax liabilities that the Company may be exposed to if the tax-deferred spinoff rules are not met; the risk of tax indemnity obligations owed by the Company to Lithium Argentina (as defined below) following the Arrangement becoming payable, including as a result of events outside of the Company’s control; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the ability of the Company to secure sufficient additional financing, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute Shoshone Tribe for Thacker Pass; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; increased attention to environmental, social, governance and safety (“ESG-S”) and sustainability-related matters, risks related to the Company’s public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,"(i.e., misleading information or false claims overstating potential sustainability-related benefits); risks that the Company may face regarding potentially conflicting anti-ESG-S initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Thacker Pass, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance Thacker Pass; the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the DOE Loan application; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; the ability of the Company to satisfy all closing conditions for the Tranche 2 Investment and complete the Tranche 2 Investment in a timely manner; the impact of the Tranche 2 Investment on dilution of shareholders and on the trading prices for, and market for trading in, the securities of the Company; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interests rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein, and in the Company’s other continuous disclosure documents available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. All FLI contained in this annual report is expressly qualified by the risk factors set out in the aforementioned documents. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

The Company expressly disclaims any obligation to update FLI as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes FLI within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.

EXPLANATORY NOTE

On January 23, 2023, Lithium Americas Corp. (formerly, 1397468 B.C. Ltd.) (the “Company”) was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") for the sole purpose of acquiring ownership of the North American business assets and investments (“LAC North America”) of Lithium Americas Corp. (“Old LAC”), which is now named Lithium Americas (Argentina) Corp. (“Lithium Argentina”) pursuant to a separation transaction (the “Separation”) that was undertaken on October 3, 2023. Upon consummation of the Separation, the Company was re-named Lithium Americas Corp., and its common shares (the “Common Shares”) were listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “LAC.”

The Separation was implemented by way of a plan of arrangement (the “Arrangement”) under the laws of British Columbia pursuant to an arrangement agreement between the Company and Old LAC. Upon completion of the Separation, Old LAC contributed to the Company, among other assets and liabilities, its interest in the Thacker Pass project (“Thacker Pass”), its investments in Green Technology Metals Limited and Ascend Elements, Inc. ("Ascend Elements"), certain intellectual property rights, its loan to 1339480 B.C. Ltd., and cash of $275.5 million, including $75 million to establish sufficient working capital. The Company then distributed its Common Shares to shareholders of Old LAC in a series of share exchanges. The Separation was pro rata to the shareholders of Old LAC, so that the holders maintained the same proportionate interest in Old LAC and the Company both immediately before and immediately after the Separation.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

The Company qualifies as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act." As an emerging growth company, the Company may take advantage of specified reduced disclosure and other exemptions from requirements that are otherwise applicable to public companies that are not emerging growth companies. These provisions include:

•
reduced disclosure about the Company's executive compensation arrangements;
•
exemptions from non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and
•
exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

The Company does not intend to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act.

The Company may take advantage of these exemptions for up to five years after the date of first sale of securities under a Securities Act registration statement or such earlier time that the Company is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.235 billion in annual revenues as of the end of a fiscal year, if it is deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission (the "SEC") or if it issues more than $1.0 billion of non-convertible debt over a three-year period.

PART I

Unless the context otherwise requires, as used in this annual report, the terms "Company,""we,""us,"and "our" refer to Lithium Americas Corp. and any or all of its subsidiaries, and "Lithium Americas Corp." refers only to Lithium Americas Corp. and not to its subsidiaries. References in this annual report to "LAC" refer to Lithium Americas Corp.

Unless otherwise indicated, all references to "U.S. dollars,""dollars,""US$" and "$" in this annual report are to the lawful currency of the United States of America.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s business, financial condition, operating results, or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with all other information included in this Form 20-F, in evaluating the Company and its Common Shares. The following risk factors could adversely affect the Company's business, financial condition, results of operations and the price of the Common Shares.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. Additional risks are disclosed in the Company’s other continuous disclosure documents which are available on the Company’s SEDAR+ profile at www.sedarplus.ca. or through EDGAR at the website of the SEC at www.sec.gov.

Risks Relating to the Company

Risks Related to Resource Development

Thacker Pass Project Development Risk

The Company's business strategy depends in substantial part on developing Thacker Pass into a commercially viable mine and chemical manufacturing facility. Whether a mineral deposit will be commercially viable depends on numerous factors, including but not limited to: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

On February 6, 2023, the Company received a favorable ruling from the U.S. District Court in respect of the appeal of the issuance of the Record of Decision (the "ROD") for Thacker Pass. The U.S. District Court declined to vacate the ROD for Thacker Pass. Addressing one remand issue from the court, the U.S. Department of the Interior Bureau of Land

Management (the "BLM") subsequently considered whether the Company possesses adequate mining-claim rights to the lands over the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline of Thacker Pass. The Company commenced construction activities, including site preparation, geotechnical drilling, water well drilling, water pipeline development and associated infrastructure after having selected an engineering, procurement and construction management firm to develop and execute the construction plan for Thacker Pass. The Company is also focused on the development of a North American supply chain and continues to progress the U.S. Department of Energy (“DOE”) Advanced Technology Vehicles Manufacturing Loan Program (“DOE Loan”) application for which a Conditional Commitment was received from the DOE on March 12, 2024.

There are many additional factors that could impact the development of Thacker Pass, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. Thacker Pass is also subject to the development and operational risks described elsewhere in this annual report. Accordingly, there can be no assurance that the Company will complete development of Thacker Pass as currently contemplated, or at all. If the Company is unable to develop Thacker Pass into a commercial operating mine, its business and financial condition could be materially adversely affected.

Risks Relating to the U.S. DOE ATVM Loan Program

The Company’s receipt on March 12, 2024, of a Conditional Commitment from the DOE for the DOE Loan is not an assurance that definitive financing documents will be negotiated and completed, that the terms and conditions of the DOE Loan will be consistent with the terms proposed by the Company or that all technical, legal and financial conditions will be achieved. The outcome of the Company's application to the DOE for funding to be used at Thacker Pass through the DOE Loan is dependent on whether the DOE decides to proceed with the definitive financing documents, and there can be no assurances as to the outcome of this decision and the terms and conditions of the financing documents that may be offered, if any.

Product Price Risk

The ability to generate profitable operations on Thacker Pass, if and to the extent the project is developed and enters commercial operation, will be significantly affected by the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company's control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company's projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade products. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company's products will affect the level of revenues expected to be generated by the Company, which in turn could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Production Estimates

This annual report and the feasibility study re-issued by the Company titled “Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA” dated effective November 2, 2022 (the “Nov 2022 Feasibility Study”) and the preliminary feasibility study titled “Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of December 31, 2022 (the “Thacker Pass 1300 Report” and collectively with the Nov 2022 Feasibility Study, the “Reports”) contain estimates relating to future production and future production costs for Thacker Pass. No assurance can be given that production estimates will be achieved generally or at the stated costs. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. For Thacker Pass, ore grades or types may be lower quality than expected, which may result in levels lower than expected. The failure of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Capital and Operating Cost Estimates

The expected capital and operating costs for Thacker Pass are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Reports may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Thacker Pass 1300 Report estimated life of mine project capital costs for Thacker Pass of $5.51 billion for both Phase 1 and 2, but any of the following events, among the other events and uncertainties described therein, could affect the ultimate accuracy of such estimates: uncertainties in the interpreted geological data based on wide-spaced drill holes not being representative of the mineral deposit locally, in particular, unrecognized faults or basaltic units that could require changes to the mine plan or increased mine dilution or mine losses; unrecognized geotechnical conditions that could require flattening of the pit slope increasing the strip ratio and mining costs, and area required for waste rock storage; unanticipated changes to the process flowsheet; increase in capital costs for any reason; and adverse weather conditions that could reduce mine equipment performance and require waste management storage areas to be redesigned.

Permitting Risks

Although the Company has obtained all key environmental permits for Thacker Pass for an initial stage of construction, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at Thacker Pass will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of Thacker Pass and consequently have a material adverse effect on the Company's prospects and business.

Natural Resource Risk

The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of Thacker Pass have not previously been demonstrated at commercial scale. To mitigate this risk, the Company developed the Lithium Technical Development Center in Reno, Nevada ("LiTDC"), a new integrated process testing facility in Reno, Nevada to test the process chemistry. The LiTDC continues to operate based on the Thacker Pass flowsheet processing raw ore to final battery-quality lithium carbonate to produce product samples for potential customers and partners. The results of ongoing test work to de-risk each step of the flowsheet continue to be in line with expectations. However, there are risks that the process chemistry will not be demonstrated at scale, efficiencies of recovery and throughput capacity will not be met, or that scaled production will not be cost effective or operate as expected. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Reports, which could have a material adverse effect on the development of Thacker Pass.

Geopolitical Factors and Activist Political Involvement

The Company's business is international in scope, with its incorporating jurisdiction and head office located in Canada and Thacker Pass located in the United States. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company operates, or towards such political jurisdictions, may adversely affect the Company's operations or profitability and may affect the Company's ability to fund its ongoing expenditures at its projects.

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States and Canada. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of participants from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors are of particular relevance to the Company, with its Canadian incorporation, U.S.-based Thacker Pass and predominant connection to Canada and the United States through its stock exchange listings, shareholder base and board and management composition. This evolving industrial policy is resulting in benefits to the Company as a result of its connection to Canada and the United States, including the prospect of tax incentives and, potentially, financial support being made available for the development of Thacker Pass. The Company is also having to manage the more restrictive aspects of this increased government involvement, which is expected to result in limitations on the extent to which the Company will be able to undertake business operations with non-Western parties and limitations on ownership and influence of non-Western parties in its business. The Company has and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates. At this time, the Company does not believe that any of these steps will result in a substantive adverse change to its business or operations, or the intended geographic focus of its business.

The Company wholly-owns a mineral property in the United States. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company's operations or profitability and may affect the Company's ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the properties in which the Company holds interests, and despite being beyond the Company's control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company's properties, including the financial results therefrom.

Lithium Market Growth Uncertainty

The development of lithium operations at Thacker Pass is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of Thacker Pass, its potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

No History of Mining Operations

The Company has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management and employees have mining development, chemical industry and operational experience, the Company does not have vast experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company's prospects, and the Company's future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labor and mining equipment and supplies; the need to obtain and maintain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at Thacker Pass and any other mineral properties the Company advances or acquires in the future.

Risks of Cost Estimations

Feasibility reports and other mining studies, including the Reports, are inherently subject to uncertainties. Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company's current estimates, and there can be no assurance that the Company's actual capital, operating and other costs will not be higher than currently anticipated. The Company's actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs and other international events, which in turn are causing increased costs for supplies and equipment; increasing labor and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected ore grades; revisions to construction plans; risks and hazards associated with construction, mineral production and chemical plant operations; natural phenomena such as floods, fires, droughts or water shortages; unexpected labour shortages or strikes; general inflationary pressures and interest and currency exchange rates. Many of these factors are beyond the Company's control and could have a material effect on the Company's business, financial condition, results of operations, and operating cash flow, including the Company's ability to service its indebtedness.

Negative Cash Flows from Operations

The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at Thacker Pass. The Company’s ability to continue as a going concern will be dependent upon its ability to generate profits from its proposed operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Operating Risks

The Company's operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties and associated chemical plants, including an onsite sulfuric acid plant. The Company has implemented a comprehensive suite of health and safety measures designed to comply with government regulations and protect the health and safety of the Company's workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, unexpected material handling problems, unexpected equipment capacity constraints, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, cave-ins, slope and embankment failures, landslides, earthquakes and industrial accidents, protests and other security issues, and the inability to obtain adequate machinery, equipment or labor due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure, or problems with the achieving agreements that facilitate use of this infrastructure (if any are required), without adequate replacement or alternatives may also have a material impact on the Company.

Ore grade, composition or type at Thacker Pass may be lower quality than expected, which may result in actual production levels being lower than expected.

The Thacker Pass project could be affected by seasonal factors affecting the business including but not limited to the availability of power resources and water supply, which could be influenced by seasonal variability due to stresses on those resources. The lithium chemicals business also is subject to commercial business cycles and commodities price cycles. If the global economy stalls and commodity prices decline, a continuing period of lower prices could significantly affect the economic potential of our properties and result in the Company's decision to cease work on or drop its interest in the property.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of Thacker Pass. Such changes could include laws relating to taxation, royalties, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the Company’s business.

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in the United States. Such regulations relate to many aspects of the project operations for Thacker Pass, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. Certain U.S. laws allow for third parties to petition regulators for designations that could have the potential of imposing additional mitigation or limitations at Thacker Pass or surrounding areas. The Company is aware of requests to list special status species and to designate traditional historic property in and around Thacker Pass. No assurance can be given that new environmental laws, regulations or actions will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company's development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration and development of Thacker Pass.

Tailings are a potential environmental risk for the Company as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the location of Thacker Pass, which is in an arid, generally flat and less populated region of Nevada, and the design of the mine plans and processes to manage waste and water for Thacker Pass, many of the risks associated with tailings management are expected to be mitigated for the project. Tailings generated at Thacker Pass will be filtered and stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures and a weather event exceeding the design criteria of water diversion and water impoundment structures will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company's planned operations and financial condition.

The Company has completed previous mining for small amounts of clay on a portion of the lands comprising Thacker Pass in connection with its former organoclay business, which had an environmental impact on the property. Although the Company has performed reclamation work on the property to address such environmental impacts, and much of the disturbance is expected to be subsumed by Thacker Pass, there can be no assurance that additional environmental liability will not arise in the future.

Risks of Business Concentration

The Company has only one material mining project, Thacker Pass. Unless it acquires other mineral properties or makes new discoveries for certain areas where the Company owns the mineral rights, the Company will be dependent on Thacker Pass being successfully developed and brought into production. Failure to successfully develop, bring into production and operate Thacker Pass could have a material adverse impact on the Company's business, financial condition, results of operations and prospects. Until such time as the Company acquires or develops other significant assets, the Company will continue to be dependent on the success of its activities at Thacker Pass.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company's control. The Company maintains liability insurance in accordance with industry standards and the anticipated costs of environmental reclamation are fully bonded by the Company through a third-party insurer. Reclamation cost estimates and bond submissions are reviewed and approved by the BLM and the State of Nevada also approves the reclamation cost estimate. Nevertheless, losses from uninsured and underinsured liabilities have the potential to materially affect the Company's financial position, results of operations and prospects.

Mineral Tenure Risk

The U.S. Mining Act and other federal and state laws govern the Company's ability to develop, mine and process the minerals on the unpatented mining claims and/or mill site claims that form Thacker Pass, which are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company's property interests, or that such title will ultimately be secured. The Company's property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that the validity of its unpatented mining claims will not be contested. A successful contest of the unpatented mining claims could result in the Company being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits for certain areas where the Company owns mineral rights, there is no assurance that the Company's rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

The Company also expects risks relating to market conditions including but not limited to potential variability in demand for lithium products and competition in the market by various producers. The strength of market demand for lithium product end-uses cannot be assured. Other developers and producers of lithium are currently active in the production and exploration of lithium resources and could impact the availability and pricing of lithium.

Health and Safety Risks

The mineral exploration, development and processing business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company's business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company's business, financial condition, results of operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this annual report are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgments used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in this annual report are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

Project Opposition Risks

Thacker Pass, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to the Company's mining project could result in delays to project development or business plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Climate Change Risks

Climate change may impact the sufficiency of water available to support planned Phase 1 operations for Thacker Pass, which may have a material adverse effect on the Company’s business, financial position, results of operations and prospects. Water management regulations are in place in Nevada where Thacker Pass is located. Water rights have been acquired that are expected to be sufficient to support all Phase 1 operations for Thacker Pass as contemplated by the Reports. However, given the unpredictable impact of climate change on the environment, water levels, weather conditions and weather events, such as drought, in the region where Thacker Pass is located, there is a risk that the aquifers in the watersheds where the Company has acquired water rights to date may not be able to provide enough water for planned operations for the estimated mine life set out in the plan of operations. To reduce the environmental footprint of Thacker Pass, and as a mitigation measure, the processing facility at Thacker Pass has been designed to minimize water usage to the extent possible by incorporating recycling technologies. However, going forward, availability of water and water rights at cost effective pricing may become of increasing importance to the Company's operations and prospects, a risk that may be heightened by the potential effects of climate change and this could have a material adverse effect on the Company's operations and prospects.

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. As a development stage company with a focus on lithium production, the Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company is designing facilities to reduce carbon emissions at Thacker Pass. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that meet the required performance criteria. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of variable and extreme precipitation, reduction in water availability or water shortages, extreme weather events, changing temperatures, wildfire, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the project site for Thacker Pass, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company's operations. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company's business and prospects, after production begins at Thacker Pass.

Risks Related to “Passive Foreign Investment Company”

If the Company is classified as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the "Code") for U.S. federal income tax purposes, a U.S. shareholder who owns common shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of the Company's non-U.S. status, and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, taking into account the income and assets of certain of its affiliates, (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, and other investment income.

The determination of whether the Company is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Based on its current and expected income, assets and activities, the Company may be classified as a PFIC for the current taxable year or in the foreseeable future. Thus, there can be no assurance that the Company will not be classified as a PFIC for any taxable year, or that the United States Internal Revenue Service (the "IRS") or a court will agree with the Company's determination as to its PFIC status. In addition, in the event that the common shares that a U.S. shareholder received pursuant to the Arrangement is treated as stock of a PFIC, the U.S. federal income tax treatment is not entirely clear. A U.S. shareholder, however, can be treated as holding stock of a PFIC in periods prior to the Arrangement, and therefore may not be able to make a timely qualifying election fund (“QEF”) election for such stock and may be subject to the adverse U.S. tax treatment.

Potential investors who are U.S. shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of common shares. Each potential investor who is a U.S. shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the common shares.

Proposed and Recently Enacted Tax and Other Legislation in the U.S. and Canada

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the common shares.In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of the common shares.Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of common shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the common shares.

On March 28, 2023, the government of Canada released its 2023 federal budget which includes provisions that will impact the Canadian federal income taxation of corporations.Similar to the U.S. measure relating to corporate stock repurchases, Canada has proposed a 2% tax on the net value of equity repurchases by certain publicly traded entities. The application of the tax will be subject to certain exceptions and anti-avoidance provisions. As of the date of this annual report, draft legislation has yet to be released and the impact of this legislation or any future changes in tax laws on the Company and shareholders of the Company cannot be predicted.

Global Geopolitical Instability and Risks

The Russian war in Ukraine, conflict in the Middle East, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a material adverse effect on the Company's business, financial position, results of operations and prospects.

The concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, Russia's war in Ukraine, conflict in the Middle East and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of lithium-based products, the development of Thacker Pass, the terms and availability of financing, cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

Risks Related to Our Business and Securities

Significant Shareholder and Commercial Relationship Risks

GM (as defined below) currently holds 9.25% of the outstanding Common Shares. The closing of the Tranche 2 Investment will result in a significant increase in GM’s holdings of the Company. Additionally, GM has a commercial relationship with the Company in respect of Thacker Pass under the Offtake Agreement (as defined below), and possesses board nomination rights, oversight and securities offering participation rights in respect of the Company pursuant to the Investor Rights Agreement (as defined below).

As a result of its significant current and anticipated share holdings and investor rights, GM may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. There is a risk that the interests of GM may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Company's securities, would otherwise receive a premium for the Company's securities over the then current market price. The significant holdings of GM could also create a risk that the Company's securities are less liquid and trade at a relative discount compared to circumstances where GM did not have the ability to influence or determine matters affecting the Company. Additionally, dispositions by significant shareholders could also have an adverse effect on the market price of the Common Shares.

Risks Relating to the GM Transaction

There is a risk that the Tranche 2 Investment is not completed. The Tranche 2 Investment is subject to a number of conditions and approvals, including the Company securing sufficient funding to complete the development of Phase 1 of Thacker Pass, among other conditions. Many of these conditions are outside the control of the Company and there can be no certainty that all conditions to the Tranche 2 Investment of the GM Transaction will be satisfied or completed.

In addition, there can be no certainty that the potential benefits of the Tranche 2 Investment will be realized, and there is a risk that the dilution of the interests of shareholders of the Company arising from the investment in the Company will have an impact on the trading price for, and the market for trading in, the securities of the Company. As a result of the closing of the Tranche 1 Investment, GM received a set of investor rights, based upon certain ownership thresholds and production commitments with the Company, which may affect the rights and entitlements of other securityholders of the Company adversely and restrict certain actions of the Company, including with respect to board nomination rights, oversight, and participation in future equity issuances of the Company.

Share Price Risks

The market price of the Common Shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond the Company's control. Among the factors that could affect the Company's stock price are:

•
quarterly variations in the Company’s results of operations;
•
changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•
changes in earnings estimates or the publication of research reports by analysts;
•
speculation in the press or investment community about the Company's business or the mining industry generally;
•
strategic actions by the Company or its competitors such as acquisitions or restructurings;
•
a thin trading market for the Common Shares may develop, which could make the market somewhat illiquid;
•
regulatory developments;
•
additions or departures of key personnel;
•
the selling price of lithium;
•
general market conditions; and
•
domestic and international economic, market and currency factors unrelated to our performance.

The stock markets have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Additionally, there is no guarantee of a continuing public market to resell the Common Shares. The Company cannot assure investors that an active and liquid public market for the Common Shares will develop or continue.

Risks of Dilution

The Company may issue additional Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, future exploration, development and acquisition plans, repayment of outstanding indebtedness or issuances and exercises under the Company’s equity incentive plan, without shareholder approval, in a number of circumstances.

Issuance of additional Common Shares or other equity securities of equal or senior rank would have the following effects:

•
existing shareholders' proportionate ownership interest in the Company will decrease;
•
the amount of cash available for dividends payable on the Common Shares may decrease or be nil;
•
the relative voting strength of each previously outstanding Common Share may be diminished; and
•
the market price of the Common Shares may decline.

Risks of Enforcing U.S. Judgments

The Company is incorporated in a jurisdiction outside the United States. In addition, certain of the directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon the Company or certain directors and officers or to enforce a judgment against the Company for civil liabilities in U.S. courts. In addition, investors should not assume that courts in the country in which the Company is incorporated (1) would enforce judgments of U.S. courts obtained in actions against the Company based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against the Company based on those laws.

Thacker Pass Financing Risks

The Company has significant capital requirements associated with the development of Thacker Pass and will require additional financing to advance the project into construction as planned. In addition, a condition of the Tranche 2 Investment is that the Company must secure sufficient funding to complete the development of Phase 1 of Thacker Pass.

The Company may need to access the capital markets to obtain long-term and short-term financing. The Company has not previously accessed the capital markets as a separate public company, and the Company’s access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors including the Company’s business prospects and financial performance, its credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. The Company may not have access to the capital markets at the times and in the amounts needed or on terms acceptable to it.

The Company may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company's business, and substantial interest and capital payments if new debt financing is obtained. The Company submitted an application to the DOE through the ATVM loan program as partial financing for Thacker Pass, for which a conditional commitment was received on March 12, 2024. The DOE Loan is not expected to have a dilutive effect but would result in the Company being more highly leveraged, which could have a material adverse effect on the Company's future prospects if it is unable to satisfy its debt obligations as they become due.

The ability of the Company to arrange additional financing for Thacker Pass in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company's competitors could independently develop similar technology, processes or know-how; that the Company's trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company's intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Company's intellectual property could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

No History of Dividends

No dividends on common shares were paid by Old LAC since incorporation to the date of the Separation, or by the Company after the Separation. The Company currently has no ability to generate earnings as Thacker Pass is in the development stage. If development of Thacker Pass is successfully completed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Company's board of directors (the “Board”), which will consider many factors including the Company's operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Talent Risks

The Company highly values the contributions of its key personnel. The future success of the Company will continue to depend largely upon the performance of key officers, employees and consultants who have advanced the Company’s business to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. At the operational level, full execution of construction and operating plans could be impacted by labor shortages in the Humboldt County area or the inability to attract and train personnel to the area. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as the Company grows, could have a material adverse effect upon the Company's business, financial condition, results of operations and prospects.

Additionally, the Company has not purchased any "key-man" insurance for any of its directors, officers or key employees and currently has no plans to do so.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. Litigation related to environmental and climate change-related matters, and environmental, social and governance disclosure is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. If the Company were to be unsuccessful in defending any material claims against it, or unable to settle such claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company's business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Information Technology and Cybersecurity Risks

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication, particularly as a result of remote work. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The occurrence of a significant cybersecurity incident could have a material adverse effect on the Company's business and result in a prolonged disruption to it.

Risks of Loss of Foreign Private Issuer Status

As a "foreign private issuer,"as such term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require the Company's management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic companies, and the Company will not be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could increase the costs of accessing capital markets compared to if the Company was a foreign private issuer able to rely on the multijurisdictional disclosure system. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company's costs of compliance.

The Company could lose its status as a foreign private issuer if more than 50% of the Company's outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of the Company's second fiscal quarter and any one of the following is true: (i) the majority of the Company's directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company's assets are located in the United States; or (iii) the Company's business is administered principally in the United States. The Company's only material mining project, Thacker Pass, is located in the United States and a majority of the Company's directors and executive officers may be U.S. citizens or residents. While its head office will be in Canada, a substantial portion of the Company's business will be administered principally in the United States. In this case, if more than 50% of the Company's outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of the Company's second fiscal quarter following completion of the Separation, the Company could lose its status as a foreign private issuer.

Risk of Substantial Tax Liabilities Related to the Separation

In connection with the Arrangement, Old LAC applied for and received certain advance income tax rulings in Canada and the United States (together, the "Tax Rulings"). The Canadian Tax Ruling requested from Canadian tax authorities and received on July 12, 2023 requires, among other things, that the transfer of LAC North America comply with all requirements of the public company "butterfly" rules in section 55 of the Income Tax Act (Canada) (the "Tax Act"). Although the Arrangement was structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Arrangement was completed or that may not be within the control of the Company and/or Lithium Argentina. For example, under section 55 of the Tax Act, the Company and/or Lithium Argentina will recognize a taxable gain on the transfer by Old LAC of LAC North America if: (i) a "specified shareholder" of the Company or of Lithium Argentina disposes of Company or Lithium Argentina shares (or property that derives 10% or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by Old LAC of LAC North America, (ii) there is an acquisition of control of the Company or Lithium Argentina that is part of the series of transactions that includes the transfer by Old LAC of LAC North America, (iii) a person unrelated to the Company acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of the Company), as part of the series of transactions that includes the transfer by Old LAC of LAC North America, property acquired by the Company on the Separation that has a fair market value greater than 10% of the fair market value of all property received by the Company on the Separation, (iv) a person unrelated to Lithium Argentina acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of Lithium Argentina), as part of the series of transactions that includes the transfer by Old LAC of LAC North America, property retained by Lithium Argentina on the Separation that has a fair market value greater than 10% of the fair market value of all property retained by Lithium Argentina on the Separation, or (v) certain persons acquire shares of Lithium Argentina (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by Old LAC of LAC North America. If these requirements are not met, the Company and/or Lithium Argentina would recognize a taxable gain in respect of the transfer by Old LAC of LAC North America to the Company as part of the Separation. If incurred, these tax liabilities could be substantial and could have a material adverse effect on the financial position of the Company and/or Lithium Argentina. Under the terms of the Tax Indemnity and Cooperation Agreement (as defined below), the Company and Lithium Argentina would generally be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Canadian Tax Ruling.

Risks Related to Tax Treatment of the Arrangement

In connection with the Arrangement, Old LAC received a U.S. Tax Ruling from the IRS on July 13, 2023 substantially to the effect that the receipt of Common Shares by the Company’s shareholders pursuant to the Arrangement will be tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. The U.S. Tax Ruling relies on, among other things, certain facts and assumptions, as well as certain representations, statements, and undertakings of Lithium Argentina and the Company (including those relating to the past and future conduct of Lithium Argentina and the Company). Notwithstanding the receipt of the U.S. Tax Ruling, the IRS could determine on audit that receipt of Common Shares by the Company’s shareholders was treated as a taxable transaction if the IRS determines that any of the facts, assumptions, representations, statements or undertakings upon which the U.S. Tax Ruling was based are inaccurate or have been violated. If the IRS were successful in taking this position, the receipt of Common Shares by the Company’s shareholders pursuant to the Arrangement may be treated as a taxable dividend from the Company or capital gain with respect to such shareholders' ownership of Common Shares for U.S. federal income tax purposes, in which case U.S. Shareholders may be subject to significant U.S. federal income tax liabilities. In addition, certain events that may or may not be within the control of the Company could cause the Arrangement to subsequently fail to qualify as generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, resulting in the receipt of Common Shares by the Company’s shareholders pursuant to the Arrangement being taxable to U.S. Shareholders as described immediately above. Accordingly, the Company cannot provide assurance that the intended U.S. tax treatment will be achieved or that U.S. Shareholders will not incur substantial U.S. federal income tax liabilities from the receipt of Common Shares pursuant to the Arrangement.

Certain Restrictions that may Significantly Reduce Strategic and Operating Flexibility

As described above, pursuant to the U.S. Tax Ruling received from the IRS, it is expected that the receipt of Common Shares by the Company’s shareholders pursuant to the Arrangement will be tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. To preserve the intended U.S. federal income tax treatment of the receipt of Common Shares by the Company’s shareholders pursuant to the Arrangement, Lithium Argentina and the Company agreed in the Tax Indemnity and Cooperation Agreement to be restricted, except in specific circumstances, from taking or failing to take certain actions that could cause the receipt of Common Shares by the Company’s shareholders pursuant to the Arrangement to be taxed in a manner that is inconsistent with the manner provided for in the U.S. Tax Ruling. These restrictions may limit the ability of the Company to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business for three years following the completion of the Arrangement.

Risks of Indemnification Obligations

Pursuant to the Tax Indemnity and Cooperation Agreement, Lithium Argentina and the Company agreed to a number of representations, warranties and covenants, including agreeing to indemnify and hold harmless the other party against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. Any indemnification claim against the Company could be substantial, may not be able to be satisfied and may have a material adverse effect upon the Company.

Risks Related to “Passive Foreign Investment Company”

If the Company is classified as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the "Code") for U.S. federal income tax purposes, during a U.S. Shareholder’s (as defined below) holding period of its Common Shares, then such U.S. Shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. Shareholder makes a timely and effective qualified electing fund election (“QEF Election”) or a mark-to-market election with respect to the Common Shares. A U.S. Shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. Shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein.

The Company believes it was classified as a PFIC for its most recently completed taxable year. Based on its current business plans and expected income, assets and activities, the Company expects that it may be classified as a PFIC for its current tax year and may be a PFIC for subsequent tax years. The determination of whether the Company is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Thus, there can be no assurance that the Company will not be classified as a PFIC for any taxable year, or that the United States Internal Revenue Service (the "IRS") or a court will agree with the Company's determination as to its PFIC status.

This brief summary is qualified in its entirety by the discussion below under the heading “Material U.S. Federal Income Tax Considerations.” Potential investors who are U.S. Shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of Common Shares. Each potential investor who is a U.S. Shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Proposed and Recently Enacted Tax and Other Legislation in the U.S. and Canada

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes.

If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of Common Shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that is imposed on the corporation purchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the Common Shares.

On November 30, 2023, the government of Canada tabled Bill C-59 in Parliament, which includes draft legislation to implement certain tax measures from the 2023 federal budget released on March 28, 2023. Similar to the U.S. measure relating to corporate stock repurchases, Canada has proposed a 2% tax on the net value of equity repurchases by certain publicly traded entities. The application of the tax will be subject to certain exceptions and anti-avoidance provisions. The proposed application date for these measures is January 1, 2024. However, as of the date of this annual report, Bill C-59 was not substantively enacted and the impact of this legislation or any future changes in tax laws on the Company and shareholders of the Company cannot be predicted.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

The Company was incorporated under the Business Corporations Act (British Columbia) for the sole purpose of acquiring ownership of LAC North America from Old LAC, which is now named Lithium Americas (Argentina) Corp.

The Company's head office and registered office is located at 400 - 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, and our telephone number is (778) 656-5820.

The Separation

On January 23, 2023, the Company was incorporated under the BCBCA for the sole purpose of acquiring ownership of LAC North America of Old LAC, which is now named Lithium Argentina pursuant to the Separation that was undertaken on October 3, 2023. The Separation was implemented by way of an Arrangement under the laws of British Columbia pursuant to an arrangement agreement between the Company and Old LAC. Upon completion of the Separation, Old LAC contributed to the Company, among other assets and liabilities, its interest in Thacker Pass, its investments in GT1 and Ascend Elements certain intellectual property rights, its loan to 1339480 B.C. Ltd., and cash of $275.5 million, including $75 million to establish sufficient working capital. The Company then distributed its common shares to shareholders of Old LAC in a series of share exchanges. The Separation was pro rata to the shareholders of Old LAC, so that the holders maintained the same proportionate interest in Old LAC and the Company both immediately before and immediately after the Separation.

Old LAC's North American and Argentine business units represented two distinct businesses in its portfolio, each of which had assets with significant value to be unlocked. The separation of Old LAC into two public entities, Lithium Argentina and the Company, was designed to provide each of them with a sharper strategic focus and enhanced operational flexibility that may not have been available to them as a consolidated company.

Specifically, decoupling Old LAC's North American business from Old LAC's Argentine business was expected to allow the Company to benefit more fully from funding opportunities available only to U.S. businesses in the critical minerals space and remove development and operational risks flowing from the Argentina portfolio, which would facilitate the advancement of Thacker Pass towards production.

The Separation also provided the Company with the potential opportunity for enhanced access to growth capital by enabling it to tailor an independent capital allocation, investment decision process and financing solutions. For instance, providing differentiated investment opportunities to investors, many of whom are solely interested in or highly value one of Old LAC's two business units over the other, would greatly enhance the funding options available to the separated entities.

Thacker Pass Highlights

•
On March 12, 2024, the Company received a conditional commitment (“Conditional Commitment”) from the DOE for a $2.26 billion DOE Loan under the ATVM loan program for financing the construction of the processing facilities at Thacker Pass, targeting to produce an initial 40,000 tonnes per year (“tpa”) of battery grade lithium carbonate (“Phase 1”). The DOE Loan plus the strategic investment from General Motors Holdings LLC ("GM") are expected to provide the majority of the capital necessary to fund Phase 1.
•
Site preparation for major earthworks has been completed, including all site clearing, commissioning a water supply system, site access improvements and site infrastructure.
•
The Company is currently focused on advancing detailed engineering, procurement and execution planning for the construction of Thacker Pass Phase 1. Detailed engineering is approximately 30% design complete to date, and the Company plans to continue to increase the level of detailed engineering in advance of issuing full notice to proceed (“FNTP”), which is expected in the second half of 2024.
•
The Company leased a parcel of land in the nearby City of Winnemucca for a transloading terminal (“TLT”) to be used during operations, providing direct access to the mainline railroad and an interstate highway.

•
The Company and its engineering, procurement and construction management (“EPCM”) contractor, Bechtel Corporation, entered into a National Construction Agreement (Project Labor Agreement) (“PLA”) with North America’s Building Trades Unions (“NABTU”) for construction of Thacker Pass.
•
Estimated total capital cost (“CAPEX”) for Phase 1 construction has been revised to $2.93 billion to reflect updated quantities and execution planning tied to increased engineering progress, use of union labor through a PLA for construction of Thacker Pass, development of an all-inclusive housing facility for construction workers, updated equipment pricing and a larger project contingency.
•
During the year ended December 31, 2023, $193.7 million was spent on Thacker Pass. The Company expects capital expenditures to be significantly lower in the first half of 2024 as the focus turns from early works to advancing detailed engineering and project planning ahead of FNTP.
•
Mechanical completion of Thacker Pass Phase 1 is targeted for 2027 following a three-year construction period. Major construction is expected to commence in the second half of 2024 following the anticipated closing of the DOE Loan and issuance of FNTP.
•
In December 2023, the U.S. District Court issued a final order and judgment dismissing a lawsuit that was filed in February 2023 by three tribes asserting among other claims, inadequate consultation by the BLM prior to the issuance of the ROD for Thacker Pass.

For additional information regarding Thacker Pass, see "Item 4.D - Property, Plants and Equipment."

Corporate Highlights

•
As of December 31, 2023, the Company had approximately $196 million in cash and cash equivalents.
•
In light of current market conditions and to preserve strong liquidity, the Company has reduced project capital expenditures to minimal levels until closing of the DOE Loan and issuance of FNTP, which are expected in the second half of the year. In addition, the Company has taken actions to reduce its general and administrative and operating expense budget for 2024 by more than 25%.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (https://www.lithiumamericas.com/).

For additional information regarding the history and development of the Company, see the Management's Discussion and Analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.12.

B. Business Overview

Overview

The Company is a Canadian-based resource company focused on the advancement of significant lithium projects. The Company strives to operate under the highest ESG-S standards to foster the sustainable advancement of projects that support the vital lithium supply chain and the global transition to cleaner energy. Our flagship project is Thacker Pass, a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County, in northern Nevada. The Company owns 100% of Thacker Pass through its wholly-owned U.S. subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). The Company also holds investments in GT1 and Ascend Elements, and exploration properties in the U.S. and Canada.

For additional information regarding the business of the Company, see the Management's Discussion and Analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.12.

Seasonality

The Thacker Pass project could be affected by seasonal factors affecting the business including but not limited to the availability of power resources and considerations relating to wildlife sensitivity, which could be influenced by seasonal variability due to stresses on those resources. The lithium chemicals business is also subject to commercial business cycles and commodity price cycles. If the global economy stalls and commodity prices decline, a continuing period of lower prices could significantly affect the economic potential of our properties and result in us deciding to cease work on, or drop our interest in, our properties.

Sources and Availability of Raw Materials

All of the raw materials that the Company requires to carry on its business are available through normal supply or business contracting channels.

Government Regulations

The Company's exploration and future development activities are subject to various national, state, provincial and local laws and regulations in the U.S. and Canada, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

Mining and exploration activities at Thacker Pass are subject to various laws and regulations relating to the protection of the environment, which are discussed under the heading "Risk Factors" in this annual report. Although the Company intends to comply with all existing environmental and mining laws and regulations, no assurance can be given that the Company will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of its properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on the Company's business and cause increases in exploration expenses or require delays or abandonment in the development of mining properties. In addition, the Company is required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

Except as described in this annual report, the Company believes that it is in compliance, in all material respects, with applicable mining, health, safety and environmental statutes and regulations.

For a more detailed discussion of the various government laws and regulations in the U.S. applicable to our operations and the potential negative effects of such laws and regulations, see the section "Item 3.D - Risk Factors."

Lithium Industry and Competition

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the transportation industry's electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, (ii) large format batteries for utility grid-scale storage, and (iii) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. Currently the majority of global production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

C. Organizational Structure

The following diagram sets out the organizational structure of the Company:

Lithium Americas Corp.
(formerly 1397468 B.C. Ltd.)
(British Columbia, Canada)
100%
1339480 B.C. Ltd.
(British Columbia, Canada)
100%
Lithium Nevada Corp.
(Nevada, USA)
100%
KV Projects LLC
(Nevada, USA)
100%
Thacker Pass Project
(Nevada, USA)

D. Property, Plants and Equipment

In connection with the Separation, Old LAC contributed Thacker Pass to the Company.

Overview of the Project

Thacker Pass is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium Mineral Resource and Mineral Reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

As at December 31, 2023, the net book value for the Thacker Pass property was $202.8 million, and the net book value for exploration and evaluation assets was $0.8 million.

For additional information regarding Thacker Pass, see the Management's Discussion and Analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.12.

Recent Developments

Capital Cost Estimate

Together with Bechtel Corporation and other major mining and processing plant contractors, the Company has further refined the Thacker Pass Phase 1 estimated total CAPEX, following the Thacker Pass 1300 Report estimate. The revised CAPEX estimate of $2.93 billion reflects steps the Company has taken to de-risk construction, including:(1)

•
Achieving a higher degree of engineering, advancing estimates of key quantities and execution plans;
•
Increasing project contingency to 15%;
•
Updating labor costs due to an increase in estimated number of construction workers to approximately 1,800 and substantially de-risking skilled labor availability with the PLA;
•
Securing land and temporary housing facility for the Workforce Hub in Winnemucca for construction workers; and
•
Updating pricing for over 70% of procurement packages to reflect current market conditions.

During the year ended December 31, 2023, $193.7 million was spent on Thacker Pass. The majority of capital expenditures are expected in 2025 as the project ramps up to peak construction.

(1) The $2.93 billion presented here is not used in the Economic Analysis presented in the Technical Report Summary in the
Detailed Property Description section.

Project Timeline

Mechanical completion of Thacker Pass Phase 1 is targeted for 2027 following a three-year construction period. Major construction is expected to commence in the second half of 2024 following the anticipated closing of the DOE Loan and issuance of full notice to proceed. The Company anticipates a commissioning and ramp-up period of six to twelve months, targeting achieving full capacity production in 2028. Subsequent to the filing of the Reports, the Company has revised the target timeline with respect to its proposed plan for Thacker Pass. Please see "Recent Developments" above for additional information relating to this revised target timing. The proposed execution plan for Thacker Pass incorporates an integrated strategy for EPCM.

Project Financing

DOE ATVM Loan Program

On March 12, 2024, the Company received a Conditional Commitment from the DOE for a DOE Loan for financing the construction of the processing facilities at Thacker Pass for Phase 1. Based on the terms of the Conditional Commitment, the DOE Loan for $2.26 billion will have a 24-year maturity with interest rates fixed from the date of each monthly advance for the term of the loan at applicable U.S. Treasury rates. The DOE Loan amount includes interest accrued during construction, which is estimated to be $290 million over the three-year period.

The DOE Loan Conditional Commitment follows receipt of the Letter of Substantial Completion in February 2023. Over the past year, the DOE undertook a robust due diligence process to review all key aspects of Thacker Pass and complete term sheet details. While this Conditional Commitment represents a significant milestone and demonstrates the DOE’s intent to finance Thacker Pass, certain technical, legal and financial conditions, including negotiation of definitive financing documents, must be satisfied before funding of the DOE Loan.

The expected funding from the DOE Loan, plus GM's $650 million strategic investment and cash on hand, are expected to provide the vast majority of the capital necessary to fund construction of Thacker Pass Phase 1.

General Motors Investment and Offtake

On January 30, 2023, Old LAC entered into a purchase agreement with GM, pursuant to which GM agreed to make a $650 million equity investment, the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, with the $320 million Tranche 1 Investment and the Tranche 2 Investment investment of up to $330 million. The Tranche 1 Investment closed on February 16, 2023 when GM subscribed for 15,002,000 subscription receipts of Old LAC, which were automatically converted into 15,002,000 units comprising 15,002,000 shares and 11,891,000 warrants of Old LAC which became 15,002,000 Common Shares post-Separation. The subscription proceeds were paid to Old LAC and the remaining unspent proceeds were distributed to the Company on October 3, 2023 pursuant to the Arrangement.

On October 3, 2023 pursuant to the Separation, the full amount of the remaining unspent proceeds of the Tranche 1 investment were included in the net assets distributed by Old LAC to the Company.

As the Separation was completed before the closing of the Tranche 2 Investment, on October 3, 2023, the agreement for the Tranche 2 Investment in Old LAC was terminated and replaced by a corresponding subscription agreement between GM and the Company whereby the proceeds of the Tranche 2 Investment will be received by the Company.

Pursuant to the second tranche subscription agreement, GM will purchase common shares of the Company subject to the satisfaction of certain conditions precedent, including the Funding Condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass. The subscription agreement calls for an aggregate purchase price of up to $330 million, with the number of shares to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the Funding Condition has been met) and (b) $17.36 per share. The conditions precedent under the second tranche subscription agreement must be met by August 16, 2024.

As part of the Arrangement, the Offtake Agreement was assigned by Old LAC to the Company.

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. Pursuant to the Offtake Agreement, the Company has also granted GM a right of first offer on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330 million.

Regulatory and Permitting

BLM Record of Decision

Lithium Nevada, a wholly-owned subsidiary of the Company, was issued a ROD by the BLM on January 15, 2021 for the proposed mine, plant and ancillary facilities that are part of Thacker Pass. The BLM also approved Lithium Nevada’s proposal to conduct exploration work to the north and south of the proposed Thacker Pass site and processing facilities. The ROD was issued following the BLM's National Environmental Policy Act of 1969 ("NEPA") review process for Thacker Pass, which included the BLM’s preparation of an Environmental Impact Statement. This NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The approved Mine Plan of Operations ("MPO") contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (estimating approximately 66,000 short tpa of lithium carbonate equivalent).

The BLM's issuance of the ROD was challenged in U.S. District Court, District of Nevada (“U.S. District Court”) in 2021 (the "Initial ROD Challenge"), with the court rendering a favorable ruling on February 6, 2023, which declined to vacate the ROD for Thacker Pass. The U.S. District Court did not impose any restrictions expected to impact the construction timeline for Thacker Pass, but the court did remand one legal issue to the BLM for consideration under U.S. mining law for which the BLM has since issued a determination. BLM confirmed the validity of the Thacker Pass claims, with the exception of two limited waste-rock areas where the Company could pursue additional exploration to validate the claims or establish suitable alternate mining-claim tenure, which the Company intends to pursue in due course.

A subsequent appeal of the U.S. District Court's ruling in the Initial ROD Challenge was filed in the U.S. Court of Appeals for the Ninth Circuit (“Ninth Circuit”) in February 2023. The plaintiffs’ requests to stay the effect of the ROD pending appeal were denied by both the U.S. District Court and the Ninth Circuit. The appellants’ motions for an injunction pending appeal were all denied by the courts, and construction activity at Thacker Pass commenced in March 2023. On July 17, 2023, the Ninth Circuit unanimously affirmed the U.S. District Court’s decision.

Separately, a new lawsuit was filed in U.S. District Court in February 2023 by the Reno Sparks Indian Colony, the Burns Paiute Tribe, and the Summit Lake Paiute Tribe, concerning among other things, adequacy of consultation by the BLM for the issuance of the ROD. In March 2023, the U.S. District Court denied the plaintiffs’ requests for a temporary restraining order and preliminary injunction. On November 11, 2023, the U.S. District Court dismissed all claims. After the plaintiffs did not seek to amend their complaint, the court issued a final order and judgment dismissing the case in December 2023, and that decision was not appealed.

Permits

Lithium Nevada’s application with the State of Nevada Division of Water Resources (“NDWR”) for the transfer of certain water rights for Phase 1 of Thacker Pass was approved by the State Engineer in February 2023. The State Engineer’s Office issued the final water rights permit to Lithium Nevada on June 30 and July 3, 2023, authorizing Lithium Nevada to use its water production wells. The State Engineer’s decision was appealed by a local ranching company in March 2023. The case is currently pending. The Company has commenced using the water rights for construction activities at the Thacker Pass site consistent with the State Engineer’s authorization.

On February 25, 2022, the Nevada Division of Environmental Protection ("NDEP") issued the final key environmental permits from the state for Thacker Pass. The three approved permits include the Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Quality Operating Permit. An administrative appeal of NDEP's issuance of the Water Pollution Control Permit, which was filed with the Nevada State Environmental Commission in March 2022, was unanimously rejected by the Nevada State Environmental Commission on June 28, 2022. The NDEP approved a Water Pollution Control Permit minor modification in January 2024. Additional permit modifications to reflect design updates are currently pending, and modifications to conform to any other design updates may be pursued as warranted.

Permitting and Reclamation Obligations

Financial assurance of $13.7 million was placed with the agency in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

Commercial Agreements

On February 16, 2023, Old LAC entered into the Offtake Agreement with GM pursuant to which Old LAC agreed to supply GM with lithium carbonate production from Phase 1 of Thacker Pass. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. For additional details on the GM Transaction, see "Item 10.C - Material Contracts - GM Investment and Offtake."

In 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with Sawtooth Mining LLC ("Sawtooth Mining"), a subsidiary of NACCO Industries Inc. and North American Coal. Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance, and mining and mine closure services for Thacker Pass, which will supply all of Lithium Nevada's lithium-bearing ore requirements. Sawtooth Mining agreed to provide Lithium Nevada with the following (i) $3.5 million in seven consecutive equal quarterly instalments, with the final payment received in October 2020; and (ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to provide initial funding for up to $50 million to procure all mobile mining equipment required for "Phase 1" operations. Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure. Lithium Nevada has agreed to either pay a success fee to the mining contractor of $4.7 million upon achieving commercial production or repay the $3.5 million without interest if the final project construction decision is not made by December 31, 2024.

Lithium Nevada entered into master services agreements with EXP US Services Inc. ("EXP"), ITAC Engineers, P.C. ("ITAC"), M3 Engineering and Technology Corp. ("M3") and EDG Consulting Engineers, Inc. ("EDG"). EXP was contracted to develop the design and costing of the acid plant. In 2020, Old LAC entered into master service agreements with M3 and ITAC to work with Sawtooth Mining and Old LAC personnel to advance analysis and engineering of Thacker Pass. Subsequently, in 2021, Old LAC entered into a master services agreement with EDG to act as an owner's engineer and evaluate the quality and coordination of work among the various engineering firms. EDG's team augmented Old LAC's staffing and supported M3 and ITAC to support and guide interfaces between the engineering teams, equipment vendors and validate quality of work against their extensive catalog of project work. In 2023, Lithium Nevada entered into a License Agreement with MECS, Inc. (“MECS”) for the use of certain intellectual property relating to the design, operation and performance of MECS proprietary equipment relating to the acid plant. The agreement provides for a technology license in relation to the plant based on a one-time fully paid-up license fee (payable in four parts), as well as technical services to be provided by MECS.

In 2022, Aquatech International, LLC ("Aquatech") was contracted through a master services agreement to provide confirmation test work, equipment engineering, equipment manufacture and supply for purification and final product crystallization systems for the LC production plant. Furthermore, and after a long and robust tender process, in November 2022, Old LAC separately awarded an EPCM to Bechtel Corporation, which, in conjunction with the Company and its employees, will be a partner in the design, procurement and execution of Thacker Pass mining and production operations.

Detailed Property Description

For a complete description of Thacker Pass see the Exhibit 15.1 of the Thacker Pass 1300 Report, prepared for the Company by M3 Engineering & Technology Corporation, EXP U.S. Services Inc., Process Engineering LLC, NewFields Mining Design & Technical Services, Wood Canada Limited, Piteau Associates, Sawtooth, a subsidiary of The North American Coal Corporation (NAC), which is a wholly-owned subsidiary of NACCO Industries, Inc. and Industrial TurnAround Corporation, each of which are independent companies and not associates or affiliates of the Company or any associated company of the Company.

The Thacker Pass 1300 Report and the Thacker Pass TR are referred to as the “Reports”. The information contained in this section has been derived from the Reports, is subject to certain assumptions, qualifications and procedures described in the Reports, some of which are not fully described herein, and is qualified in its entirety by the full text of the Reports.

Reference should be made to the full text of the Reports. The Thacker Pass 1300 Report is available for viewing on the Company’s profile at sec.gov. The Thacker Pass TR is available for viewing on the Company’s profile on SEDAR+ at www.sedarplus.ca. All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Reports, as applicable. For certainty, references to “Lithium Americas Corp.,"“the Company” or “LAC” refer to the Company unless the historical context otherwise requires, in which case references relate to Old LAC (prior to the completion of the Arrangement).

A qualified person, Rene LeBlanc, who is an employee of the Company, has determined that all material assumptions and information in the Reports, including those related to price estimates, remain current as of December 31, 2023.

The following description is taken from the Reports, and also includes certain information updated from the time of the filing of the Reports in accordance with the requirements SK-1300. For developments subsequent to December 31, 2023, please see "Recent Developments" above.

Property Description and Location

Thacker Pass is a development stage property 100% owned by Lithium Nevada Corp., a wholly owned subsidiary of LAC.

Thacker Pass is located in Humboldt County in northern Nevada, approximately 100 kilometers (km) north-northwest of Winnemucca, approximately 33 km west-northwest of Orovada, Nevada, and 33 km due south of the Oregon border. It is situated within Township 44 North (T44N), Range 34 East (R34E), and within portions of Sections 1 and 12; T44N, R35E within portions of Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 17; and T44N, R36E, within portions of Sections 7, 8, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, and 29, and encompasses approximately 4,236 hectares (ha).

The Thacker Pass area encompasses approximately 4,236 hectares and lies within and is surrounded by public lands administered by the BLM. Thacker Pass encompasses the mineral claims that were formerly referred to as the Stage I area of the Kings Valley Lithium Project and includes lithium (“Li”) claystone mining at the Thacker Pass deposit, and is located in Humboldt County in northern Nevada, approximately 100 km north-northwest of Winnemucca, about 33 km west-northwest of Orovada, Nevada and 33 km due south of the Oregon border. The area is sparsely populated and used primarily for ranching and farming.

Access to Thacker Pass is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada, Nevada and then travel west-northwest on State Route 293 for 33 km toward Thacker Pass to the Thacker Pass site entrance. Driving time is approximately one hour from Winnemucca, and 3.5 hours from Reno. On-site access is via several gravel and dirt roads established during the exploration phase. The closest international airport is located in Reno, Nevada, approximately 370 km southwest of Thacker Pass. The nearest railroad access is in Winnemucca, Nevada.

118°20'W
118°10'W
118°0'W
117°50'W
42°0'N
41°50'N
41°40'N
41°30'N
N
Oregon
Nevada
Montana
Mountains
Kings River Valley
Quinn River Valley
Bilk Creek
Mountains
Double H
Mountains
SR-293
Orovada
US
HWY
95
SR-140
World Hillshade Source
Sources: Esri, Airbus DS, USGS, NGA, NASA, CGIAR, N Robinson, NCEAS, NLS, OS, NMA, Geodatastyrelsen, Rijkswaterstaat, GSA, Geoland, FEMA, Intermap and the GIS user community
Legend
Plan of Operations
LAC Mineral and Surface Rights
Surface Water Feature (USGS)
US State
Nevada DOT Roads
Major Road
Minor Road
0 1.5 3 6 9 12
Kilometers
1:250,000
Date: Feb. 21, 2024
Data is projected in: NAD 1983 UTM Zone 11 N, Meters
Grid is shown in: Latitude and Longitude
North American Mining
SAWTOOTH MINING, LLC

Mineral Tenure

Thacker Pass is comprised of a series of unpatented mining claims (the “Thacker Mining Claims”) owned or controlled by LAC. Lithium Nevada is the record owner of the Thacker Mining Claims, and Thacker Pass does not include the development of LAC’s unpatented mineral claims in the Montana Mountains (“Montana Mountains”).

Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property, including lithium. The rights include the ability to use the claims for prospecting, mining or processing operations, and uses reasonably incident thereto, along with the right to use so much of the surface as may be necessary for such purposes or for access to adjacent land. This interest in the Thacker Mining Claims remains subject to the paramount title of the U.S. federal government. The holder of an unpatented mining claim maintains a perpetual entitlement to the claim, provided it meets the obligations for maintenance thereof as required by the Mining Act of the United States of America (the Mining Act) and associated regulations.

At this time, the principal obligation imposed on LAC in connection with holding the Thacker Mining Claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act. The annual fee of $165.00 per claim is payable to the BLM, Department of the Interior, Nevada, in addition to a fee of $12.00 per claim paid to the county recorder of the relevant county in Nevada where the unpatented mining claim is located. All obligations for the Thacker Mining Claims in Nevada, including annual fees to the BLM and Humboldt County, have been fulfilled.

The holder of unpatented mining claims maintains the right to extract and sell locatable minerals, which includes lithium, subject to regulatory approvals required under Federal, State and local law. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals.

Royalties

Certain of the Thacker Mining Claims are subject to a 20% royalty payable to Cameco Global Exploration II Ltd. solely in respect of uranium (the “Uranium Royalty”). In addition to the Uranium Royalty and those national, state and local rates described above, Thacker Pass is subject to a gross revenue royalty in the amount of 8% until aggregate royalty payments equaling $22 million have been paid, at which time the royalty will be reduced to 4.0% of gross revenue on all minerals mined, produced or otherwise recovered. The royalty was granted to MF2, LLC (“Orion”), a subsidiary of Orion Mine Fine Finance (Master) Fund I LP (f/k/a RK Mine Finance (Master) Fund II L.P.) in 2013. Orion subsequently transferred 60% of the royalty to Alnitak Holdings, LLC (together with Orion, the “Royalty Holders”). LAC can at any time elect to reduce the rate of the royalty to 1.75% on notice and payment of $22 million to the Royalty Holders.

Permitting and Reclamation Obligations

In 2021, BLM Approved a reclamation cost estimate for the Thacker Pass plan of operations of $47.6 million. Financial assurance in the amount of $13.7 million for the initial work plan was placed with the agency in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

Thacker Pass is located on public lands administered by the U.S. Department of the Interior, BLM. Construction of Thacker Pass requires permits and approvals from various Federal, State, and local government agencies.

Since 2008, LAC has performed extensive exploration activities at the Thacker Pass site under existing approved agency permits. LAC has all necessary federal and state permits and approvals to conduct mineral exploration activities within active target areas of the Thacker Pass site.

There are no identified issues that would prevent LAC from achieving all permits and authorizations required to commence construction and operation of Thacker Pass, or that may affect access, title, or the right or ability to perform work on the property.

History

In 1975, Chevron USA (“Chevron”) began an exploration program for uranium in the sediments located throughout the McDermitt Caldera (“McDermitt Caldera”), a 40km x 30km geological formation straddling the Oregon-Nevada border, which includes Thacker Pass. Early in Chevron’s program, the USGS (who had been investigating lithium sources) alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Because of this, Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program, and obtained samples for engineering work, though uranium remained the primary focus of exploration. Results supported the high lithium concentrations contained in clays. From 1980 to 1987, Chevron began a drilling program that focused on lithium targets and conducted extensive metallurgical testing of the clays to determine the viability of lithium extraction.

Prior owners and operators of the property did not conduct any commercial lithium production from Thacker Pass.

Geological Setting, Mineralization and Deposit Types

Geological Setting

Thacker Pass is located within the McDermitt Volcanic Field (the “McDermitt Volcanic Field”), a volcanic complex with four large rhyolitic calderas that formed in the middle Miocene. Volcanic activity in the McDermitt Volcanic Field occurred simultaneously with voluminous outflow of the earliest stages of the approximately 16.6 million years ago (“Ma”) to 15 Ma Columbia River flood basalt lavas. This volcanic activity was associated with impingement of the Yellowstone plume head on the continental crust. Plume head expansion underneath the lithosphere resulted in crustal melting and surficial volcanism along four distinct radial swarms centered around Steens Mountain, Oregon.

The McDermitt Volcanic Field is located within the southeastern-propagating swarm of volcanism from Steens Mountain into north-central Nevada. Thacker Pass is located within the largest and southeastern most caldera of the McDermitt Volcanic Field, the McDermitt Caldera.

Mineralization

The Thacker Pass deposit sits sub-horizontally beneath a thin alluvial cover at Thacker Pass and is partially exposed at the surface. The Thacker Pass deposit contains the targeted multi-phase mining development of Thacker Pass. It lies at relatively low elevations (between 1,500 m and 1,300 m) in caldera lake sediments that have been separated from the topographically higher deposits to the north due to post-caldera resurgence and Basin and Range normal faulting. Exposures of the sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts. Therefore, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of claystone and volcanic ash. Basaltic lavas occur intermittently within the sedimentary sequence. The claystone comprises 40% to 90% of the section. In many intervals, the claystone and ash are intimately intermixed. The claystones are variably brown, tan, gray, bluish-gray and black, whereas the ash is generally white or very light gray. Individual claystone-rich units may laterally reach distances of more than 152 m, though unit thickness can vary by as much as 20%. Ash-rich layers are more variable and appear to have some textures that suggest reworking. All units exhibit finely graded bedding and laminar textures that imply a shallow lacustrine (lake) depositional environment.

Surficial oxidation persists to depths of 15 m to 30 m in the moat sedimentary rock. Oxidized claystone is brown, tan, or light greenish-tan and contains iron oxide, whereas ash is white with some orange-brown iron oxide. The transition from oxidized to unoxidized rock occurs over intervals as much as 4.5 m thick.

The moat sedimentary section at Thacker Pass overlies the hard, dense, indurated intra-caldera Tuff of Long Ridge. A zone of weakly to strongly silicified sedimentary rock, the Hot Pond Zone (“HPZ”), occurs at the base of the sedimentary section above the Tuff of Long Ridge in most of the cores retrieved from the Thacker Pass deposit. Both the HPZ and the underlying Tuff of Long Ridge are generally oxidized.

Clay in the Thacker Pass deposit includes two distinctly different mineral types, smectite and illite, based on chemistry and X-ray diffraction (“XRD”) spectra. Clay with XRD spectra that are indicative of smectite (12 – 15 Å basal spacing) occurs at relatively shallow depths in the deposit. Smectite drill intervals contain roughly 2,000 – 4,000 ppm Li. The chemistry and structure of the smectite at the McDermitt Volcanic Field is most similar to hectorite, a subtype of smectite (Na0,3(Mg,Li)3Si4O10(OH)2), though chemically the clay is intermediate between hectorite and two other smectites, stevensite and saponite. Supported hectorite clay occurs elsewhere in the McDermitt Caldera and has been documented by several authors.

The smectite clay concentrates at Thacker Pass have a lithium content similar to hectorite clay concentrate at Hector, California (around 5,700 ppm Li; and higher than the average of all clay concentrates at Clayton Valley, Nevada (approximately 3,500 ppm Li average). The illite clay concentrates at Thacker Pass contain approximately twice the concentration of lithium as the hectorite concentrate from Hector, California and approximately three times the concentration of lithium from clay concentrates in Clayton Valley, Nevada.

Deposit Types

Lithium enrichment (>1,000 ppm Li) in the Thacker Pass deposit and deposits of the Montana Mountains occur throughout the caldera lake sedimentary sequence above the intra-caldera Tuff of Long Ridge. Assay data from the 2017 exploration drilling program indicates that the Lithium-enriched interval is laterally extensive throughout the southern portion of the caldera. The deeper illite-rich portion of the sedimentary sequence contains higher lithium than the shallower, smectite-rich portion. The uplift of the Montana Mountains during both caldera resurgence and Basin and Range faulting led to increased rates of weathering and erosion of a large volume of caldera lake sediments. As a result, much of the sediments in the Montana Mountains have eroded away.

South of the Montana Mountains in the Thacker Pass deposit, caldera lake sediments dip slightly away from the center of resurgence. Because of the lower elevations in Thacker Pass, a smaller volume of the original caldera lake sedimentary package eroded south of the Montana Mountains. As a result, the thickness of the sedimentary package increases with distance from the Montana Mountains. The proposed open-pit mining activity is concentrated just south of the Montana Mountains in Thacker Pass where lithium enrichment is close to the surface with minimal overburden.

Caldera lake sediments of the McDermitt Caldera contain elevated lithium concentrations compared to other sedimentary basins. Although the exact genesis of the lithium enrichment processes is not fully understood, exploration activities have been based on the caldera lake model described above. Exploration results support the proposed model and have advanced the understanding of the geology of the Thacker Pass deposit.

Exploration

Prior to the 2010 drilling campaign, exploration consisted of:

a)
geological mapping to delineate the limits of the McDermitt Caldera moat sedimentary rocks, and
b)
drilling to determine grade and location of mineralization.

Survey work was completed prior to 1980 under Chevron’s exploration program. Most of the Thacker Pass area has been surveyed by airborne gamma ray spectrometry, in search of minerals such as uranium. Anomalously high concentration of lithium was discovered to be associated with the caldera. Lithium became the primary focus of exploration from 2007 onward.

A collar survey was completed by LAC for the 2007-2008 drilling program using a Trimble Global Positioning System (“GPS”). At that time the NAD 83 global reference system was used. Comparing LAC’s survey work with that done by Chevron showed near-identical results for the easting and northings, elevations were off by approximately 3 m and were corrected in order to conform with earlier Chevron work.

The topographic surface of the Thacker Pass area was mapped by aerial photography dated July 6, 2010. This information was obtained by MXS, Inc. for LAC. The flyover resolution was 0.35 m. Ground control was established by Desert-Mountain Surveying, a Nevada licensed land surveyor, using Trimble equipment. Field surveys of drill hole collars, spot-heights and ground-truthing were conducted by Mr. Dave Rowe, MXS, Inc., a Nevada licensed land surveyor, using Trimble equipment.

In addition to drilling in 2017, LAC conducted five seismic survey lines. A seismic test line was completed in July 2017 along a series of historical drill holes to test the survey method’s accuracy and resolution in identifying clay interfaces. The seismic results compared favorably with drill logs, and illustrated that the contact between the basement (intracaldera Tuff of Long Ridge) and the caldera lake sediments (lithium resource host) slightly dips to the east.

Drilling

The Thacker Pass Deposit area has been explored for minerals since the 1970s under three different drilling campaigns. Exploration began with Chevron using rotary and coring drilling methods. LAC performed two subsequent drilling campaigns in 2007-2010 and 2017-2018. LAC’s drilling campaigns consisted of a combination of HQ, PQ, reverse circulation, and sonic coring and drilling methods.

In 2008, LAC drilled five confirmation HQ core drill holes (Li-001 through Li-005) to validate the Chevron drilling results. Five historical Chevron drill holes that are broadly distributed across the Montana Mountains were selected to twin. Results demonstrated that the Chevron assay data was reliable enough to guide further exploration work. These holes were not used in the resource estimation.

LAC conducted exploration drilling in June 2017, drilling 22 widely spaced HQ core holes. Results of this work helped expand the known resource to the northwest of the 2009-2010 drilling, identify a target south of the highway in an area designated the Southwest Basin, and further understand the local geology across Thacker Pass. All anomalous amounts of lithium occurred in clay horizons.

227 holes from the 2007-2010 campaigns and 139 holes from the 2017-2018 campaigns were used in the 2022 Mineral Resource in this report, including results from infill drilling unavailable at the time of the 2018 Mineral Resource estimate and results from holes outside the area modeled in the 2018 Mineral Resource estimate.

The table below lists a summary of holes drilled.

Drill Holes Provided in Current Database for the Thacker Pass Deposit
Drilling Campaign	Number Drilled	Type	Hole IDs in Database	Number used in Resource Model
Chevron	24	Rotary	PC-84-001 through PC-84-012, PC-84-015 through PC-84-026	0
	1	Core	PC-84-014c	0
LAC 2007-2010	230	HQ Core	WLC-001 through WLC-037, WLC-040 through WLC-232	227
	7	PQ Core	WPQ-001 through WPQ-007	0
	5	HQ Core	Li-001 through WPQ-007	0
	8	RC	TP-001 through TP-008	0
	2	Sonic	WSH-001 through WSH-002	0
LAC 2017-2018	144	HQ Core	LNC-001 through LNC-144	139

Past and modern drilling results show lithium grade ranging from 2,000 ppm to 8,000 ppm lithium over great lateral extents among drill holes. There is a fairly continuous high-grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the Thacker Pass area. This horizon averages 1.47 m thick with an average depth of 56 m down hole. The lithium grade for several meters above and below the high-grade horizon typically ranges from 3,000 ppm to 5,000 ppm lithium. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash and sediments that contain less than 500 ppm lithium, and often sub-100 ppm lithium (HPZ). All drill holes except two, are vertical which represent the down hole lithium grades as true-thickness and allows for accurate resource estimation.

Sampling, Analysis and Data Verification

This section describes those activities completed for LAC’s drilling campaigns from 2007-2018.

Sample Preparation

Drilled core was securely placed in core boxes and labelled at site. The boxes of drilled core were then transported to LAC’s secure logging and sampling facility in Orovada, Nevada, where they were lithologically logged, photographed, cut, and sampled by LAC employees and contractors.

Sample security was a priority during the drilling campaigns. Core from the drill site was collected daily and placed in a lockable and secure core logging and sampling facility (steel-clad building) for processing. All logging and sampling activities were conducted in the secured facility. The facilities were locked when no one was present.

The lengths of the assay samples were determined by the geologist based on lithology. From 2007 to 2011 certain lithologies associated with no lithium value were not sampled for assay. These rock types are alluvium, basalt, HPZ and volcanic tuff. All drilled core collected in 2017 and 2018 was sampled for assay. Average assay sample length is 1.60 m but is dependent on lithology changes. The core was cut in half using a diamond blade saw and fresh water. Half the core was placed in a sample bag and the other half remained in the core boxes and stored in LAC’s secure facility in Orovada.

To collect duplicate samples, one half of the core would be cut in half again, and the two quarters would be bagged separately. Each sample was assigned a unique blind sample identification number to ensure security and anonymity. The samples were either picked up by ALS Global of Reno, Nevada (“ALS”) by truck or delivered to ALS in Reno, Nevada by LAC employees.

Once at ALS, the samples were dried at a maximum temperature of 60ºC. The entire sample was then crushed with a jaw crusher to 90% passing a 10 mesh screen. Nominal 250-gram splits were taken for each sample using a riffle splitter. This split is pulverized using a ring mill to 90% passing a 150 mesh screen.

Analysis

ALS was used as the primary assay laboratory for LAC’s Thacker Pass drill program. ALS is an ISO/IEC 17025-2017-certified Quality Systems Laboratory. ALS participates in the Society of Mineral Analysts round-robin testing, and is an independent laboratory without affiliation to LAC.

ALS used their standard ME-MS61 analytical package for testing of all of LAC’s samples collected. This provides analytical results for 48 elements, including lithium. The method used a standard four-acid digestion followed by an atomic emission plasma spectroscopy (“ICP-AES”) analysis to ensure that elevated metal concentrations would not interfere with a conventional inductively coupled plasma mass spectroscopy (“ICP-MS”) analysis. Certified analytical results were reported on the ICP-MS determinations.

Quality Control Measures and Data Verification Procedures

In 2010-2011, for every 34 half core samples, LAC randomly inserted two standard samples (one 3,378 ppm Li grade and 4,230 ppm Li grade), one duplicate sample, and one blank sample. The 2017-2018 quality program was slightly modified to include a random blank or standard sample within every 30.48 m interval and taking a duplicate split of the core (¼ core) every 30.48 m.

The total number of blank, duplicate, and standard samples analyzed by the laboratory during LAC’s drilling campaign in Thacker Pass from the 2010-2011 drilling campaign was 9.5% of the total samples assayed. LAC’s 2017-2018 drilling campaign averaged 11.1% quality control samples out of the total samples assayed. Assaying for all drilling averaged 10.1% check samples. This does not include ALS internal check and duplicate samples.

ALS also completed their internal QA/QC program (“QA/QC”) which included blanks, standards and duplicates throughout LAC’s exploration programs for lithium and deleterious elements including aluminum, calcium, cesium, iron, potassium, magnesium, sodium and rubidium. The standards used by ALS and the ALS QA/QC programs have been reviewed by the “qualified person” (“QP”) and were utilized in the QA/QC review.

The 2010 sampling program was initially seeing a 6% failure rate of the QA/QC samples where 17% of the 4,230 Li standards were returning lithium grades exceeding three standard deviations of their tested median grade. ALS began using a new higher-grade lithium standard to improve the calibration of their inductively coupled plasma spectrometer. Following the improved calibration process, LAC selected the 16 highest lithium values from drill holes WLC-001 through WLC-037 and WLC-040 through WLC-200 to be re-assayed. The samples were sent to both ALS and Activation Laboratories (“ActLabs”) in Ancaster, Ontario, Canada for lithium assays. The re-assay grade for ALS and ActLabs was 5% and 3% lower than the original assay, respectively. It was concluded that the overall deposit estimate may be lower by at most 2% to 3%. For further assurance, ActLabs was chosen to run lithium assays on 112 random duplicate pulps generated by ALS in April 2011. The results were within 3% of ALS certified lithium grade.

The 2017-2018 sampling programs had consistent quality control results for the duration of the campaigns. Duplicate samples returned with an R2 value of 0.9827, indicating a high-level of precision in the sampling and laboratory techniques and supporting the validity of QA/QC protocols. The duplicate grades extend from 13 ppm lithium to 7,500 ppm lithium. In addition, the blank and standards sample quality programs indicated that the accuracy and precision of the analytical process provides results that can be relied on for resource estimation.

Data Verification

Excel formatted electronic files containing lithological descriptions, sample assays, hole collar information, and downhole surveys were provided to Sawtooth Mining, LLC (“Sawtooth Mining”) by LAC for the purpose of generating a geologic resource block model. Certified laboratory certificates of assays were provided in PDF as well as csv formatted files for verification of the sample assays database. Sample names, certificate identifications, and run identifications were cross referenced with the laboratory certificates and sample assay datasheet for spot checking and verification of data by the QP.

Geologic logs were consolidated from paper archives and scanned PDFs on LAC’s network drives. In 2016, each drill log was transcribed into a spreadsheet using the smallest lithologic interval identified in the log to create the highest resolution dataset possible. Subsequent geologic loggings of drill cores were entered directly into either an Access database or Excel spreadsheets. The data was then uploaded into LAC’s Hexagon Mining Drill Hole Manager database.

Geologic logs, Access databases, and Excel spreadsheets were provided to Sawtooth Mining for cross validation with the excel lithological description file. Spot checks between excel lithological description file were performed against the source data and no inconsistencies were found with the geologic unit descriptions. Ash percentages were checked in the lithological descriptions and a minor number of discrepancies were found in the ash descriptions. It was determined that less than 0.7% of the ash data contained discrepancies in the lithological description. The QP determined that this 0.7% database error rate was within acceptable limits but noted that it should be addressed in the future.

The QP located and resurveyed 18 drill holes using a hand-held GPS unit to verify the coordinates and elevations of the drill hole survey database. The surveyed holes matched the coordinates and elevation of the hole survey provided by LAC closely where the actual drill holes could be found.

The QP completed spot checks of the Excel assays datasheet used in the creation of the geologic block model by cross-referencing the assay data with the certified laboratory certificate of assays. Only HQ core holes were reviewed since HQ cores were the only holes used for the estimation of resources. No data anomalies were discovered during this check.

The QP collected samples during LAC’s 2022 auger bulk sampling program for independent verification of the lithium clay/ash grades. The samples were delivered to ALS in Reno, NV for processing and analysis. Distribution of the lithium grades from the independent verification shows distribution of grades similar to what has been reported from the drill core assays.

The shallow and massive nature of the Thacker Pass deposit makes it amenable to open-pit mining methods. Per uniaxial compression strength studies done by WorleyParsons (Mar. 2018) and AMEC (May 2011), it was determined that mining of the ore clay body can be done without any drilling and blasting. Additionally, LAC was able to excavate a test pit without any drilling and blasting. Only the basalt waste material will require blasting. The mining method assumes hydraulic excavators loading a fleet of end dump trucks.

Mineral Processing and Metallurgical Testing

Extensive metallurgical and process development testing has been performed both internally at the Company’s LiTDC and externally with both vendors and contract commercial research organizations. The main objective was to develop a viable and robust process flowsheet to produce battery grade lithium chemicals.

Ore Collection for Metallurgical Testing

The ore samples used for metallurgical testing were collected from the proposed pit at the Thacker Pass deposit. Two sampling campaigns were conducted using an auger drill, one in August 2018 and another in October 2019, collecting approximately 80 tonne (metric) of sample in bulk bags per campaign. Bulk sample holes were selected to target both high and low lithium contents, different clay types, and the life of mine mineralogy of both clay types.

The holes were drilled with a 32-inch bucket auger bit. Once the bucket was full, the sample was transferred to a bulk bag and labeled. Every bulk bag holds roughly 1.5 to 2 ft of material depth in each hole; this is equivalent to approximately 0.9 t of material.

The samples spatially represent the mineralized deposit. The location of the sampling was selected to collect samples that are representative of the various types and styles of mineralization of the whole deposit, namely both the upper and lower depths. Half the selected hole locations were in undisturbed upper smectite horizons, and half the holes in uplifted faulted blocks that represent deeper illite clay horizons.

Metallurgical Test Work – Beneficiation

Samples of both clay types, hard ash (intermittent layers in the clay deposit) and limestone from local sources were submitted for materials characterization testing by Hazen and FLSmidth, Inc. Specifically, Bond ball mill work index, Bond abrasion index, Bond impact work index (“CWi”), and unconfined compressive strength were measured.

The clay samples had very low work indices, and both are considered “soft” within the Hardness/Resistance to breakage ranges (CWi <10). The impact energy was also low. The hard ash and limestone samples are also considered as “soft” materials per the Bond impact work index values.

Results from this analysis were used to appropriately design and size the feeder breakers and mineral sizers to reduce run-of-mine (“ROM”) material down to the target size to feed downstream unit operations.

Lithium is highly concentrated in the clay fraction, while gangue material has minimal lithium value. This is confirmed by analysis of ore samples via Sensitive High Resolution Ion Microprobe, where lithium concentration is as high as 1.81 wt.% in the clay regions located in the boundaries of detrital grains.

Attrition scrubbing (a form of high intensity slurry mixing) has proven to be an effective technique to liberate lithium bearing clay from gangue material (detrital grains). The scrubber imparts enough energy to disperse clays to fine particles while leaving harder gangue minerals in the larger size fractions.

Attrition scrubbing tests at LAC’s LiTDC were done on illite, smectite and mixtures thereof at various slurry densities and residence times. The discharge slurries were wet screened and assayed by size fraction to quantify mass and elemental distribution. Test results showed that optimum scrubbing conditions were achieved at 30% solids slurry density and 10 minutes residence time. At higher percent solids the slurry becomes too viscous for efficient scrubbing, and longer residence times result in overgrinding of coarse gangue. Depending on the clay blend, 88-96% of the lithium was located in particles smaller than 38 micrometer (“µm”) after scrubbing, while 66-79% of the total mass was in the same size fraction. This demonstrates that attrition scrubbing can be effective to separate lithium-containing clays from coarse gangue material.

In the process flow sheet, conventional cyclones will be utilized to achieve approximately 75 µm separation from the attrition scrubbing product. The cyclone overflow containing the major fraction of the minus 75 µm material will be directed to a thickener. The underflow from the cyclone, containing residual fines and coarse gangue will be processed through a hydraulic classifier. The hydraulic classifier overflow will be directed to the thickening stage and the underflow will be dewatered, then sent to a coarse gangue stockpile for use in mine reclamation.

Based on mine plan optimization to maximize recoverable lithium, the resultant blend to feed the plant averages 59% illite and ranges between 30 to 70%, with the remaining amount as smectite. Approximately 4% of lithium and 28% of the total mass at or below 75 µm should report to the hydraulic classifier underflow stream as coarse gangue. It is assumed that the mass of material reporting to coarse gangue will be more closely aligned with the overall pit ash content, which is approximately 34%. For lithium, it is assumed that 92% of the lithium contained in the ROM material will report to the minus 75 μm overflow streams.

Solid Liquid Separation Circuit

After classification two stages of solid liquid separation are performed to dewater the clay and increase percent solids feed to leach. Thickening followed by decanter centrifuging is expected to achieve a final product of 55% solids (by weight) with a particle size distribution target of 80% passing 75 microns.

Leaching and Neutralization

The concentrate product from the classification circuit is directed to the leach circuit. Lithium contained in clay rich leach feed is dissolved with sulfuric acid in agitated leach tanks. LAC has performed extensive leach testing on material collected from various locations throughout the deposit. Over 100 large leach batch tests were performed in 0.38 m3 tanks. Approximately 0.36 t of slurry were processed per batch. Different clay compositions and sulfuric acid doses were tested to determine the lithium leach extraction, kinetics, and sulfuric acid requirement to maximize lithium extraction. The lithium leach extraction data for all batches was selected by lithium grade (≥2,500 ppm) after removal of coarse gangue and design acid dose.

After slurry is leached, residual acid is neutralized to raise the pH to precipitate most of the aluminum and iron in solution. LAC plans to obtain limestone from nearby sources.

Large batch neutralization tests have also been performed using both CaCO3 and recycled magnesium precipitate (magnesium hydroxide/calcium sulfate solids), as currently designed in the flow sheet. In these tests, pulverized limestone was added to a target pH ~3.5, then a slurry containing magnesium precipitation solids was added to a target pH of ~7. This simulates the two-stage neutralization circuit. It has been confirmed over multiple batches that the magnesium solids are effective as a neutralization reagent and capable of bringing the final slurry pH to a target range of 6-7. Testing has confirmed that at the end of neutralization, aluminum and iron are almost completely removed.

Magnesium and Calcium Removal

Magnesium is removed in a primary stage of crystallizers designed to crystallize as much magnesium as possible in the form of hydrated magnesium sulfate (MgSO4*xH2O) salts where x varies with temperature. A critical aspect of magnesium sulfate crystallization is to avoid lithium losses to the salts, because at a threshold concentration of lithium and potassium in solution, lithium can form a double salt with potassium. Therefore, understanding the LiKSO4 phase boundary limit is essential to operate the magnesium crystallizers effectively. LAC, with the assistance of a research partner, has mapped this boundary using in-situ real time monitoring tools during crystallization of brine solutions generated at the LiTDC. LAC now has a custom phase diagram specific to Thacker Pass brines.

In addition to the fundamental studies in progress, continuous bench and pilot scale test work on neutralized brine solution produced by LAC has been performed. The objective of these scoping studies was to verify the maximum amount of magnesium that can be removed without lithium losses. At optimum conditions, crystallization was able to remove on average 79% of the incoming magnesium without lithium precipitation. This has been verified by other independent testing. Crystals were relatively large and easy to wash/dewater and remove via centrifugation.

The calcium removal step takes place in reactor clarifiers, where soda ash (Na2CO3) is added to form a solid calcium carbonate (CaCO3) precipitate. Test work was performed to determine soda ash dose and clarifier sizing (Westech, 2021a). The resultant solution had less than 20 mg/L of Ca remaining.

Lithium Carbonate Production

The brine feeding the lithium carbonate (Li2CO3) purification circuit primarily contains lithium, sodium, and potassium sulfate. The objective is to produce high quality battery grade lithium carbonate.

The Li2CO3 purification circuit is comprised of three stages: primary Li2CO3 crystallization, bicarbonation, and secondary Li2CO3 crystallization. Each stage has been tested (Veolia, 2020). In the 1st stage, soda ash (Na2CO3) is added to the brine in stoichiometric excess to precipitate Li2CO3 and form crystals. The crystals collected in the first stage were analyzed to be 95.8 wt% Li2CO3. A target of ≥99.5 wt% for battery grade indicated that a second stage purification is necessary to remove impurities.

The Li2CO3 crystals collected from the first stage were re-slurried with water and then transferred to a reactor where carbon dioxide (CO2) gas was continuously metered at controlled temperature and pressure. This reaction converts Li2CO3 to highly soluble lithium bicarbonate (LiHCO3). Solid impurities were removed in a filtration step.

The filtered brine was then fed to a second stage reactor, where it was heated to thermally degas CO2 and precipitate Li2CO3. After separating and washing the crystals, a product with >99.5 wt.% was obtained. The crystals were of sufficient size for efficient solids/liquid separation with little to no agglomerates present. The bicarbonate filtration step is critical to keep contaminants within battery product specification.

To further validate the process design, pilot Li2CO3 purification testing was performed by Aquatech International on brine generated from Thacker Pass clay. The test program was designed to simulate the commercial circuit and included all stages of purification and all primary recycle streams. They demonstrated the ability to produce lithium carbonate at both the purity (>99.5 wt%) and recovery (>96.0%) as defined in the basis of design. Other key design criteria, equilibrium concentrations, reagent consumptions, and power demand were also verified throughout the test campaign.

Beneficiation and Leaching Variability Study

The primary objective of the leach variability study was to confirm that materials from depth in the Thacker Pass deposit provide a similar metallurgical response to the beneficiation and leach processes. Composite samples representative of the first five years of production were procured for bench scale testing.

The beneficiation (attrition/scrubbing and classification) process was simulated in the laboratory to generate leach feed slurry from each composite representing various years of production. The coarse gangue removed (+75 microns) was quantified and lithium losses were evaluated. Representative test charges of leach feed (-75 microns) were generated and leached using standard leach parameters previously defined for Thacker Pass. The results from this study were used to verify the leach extraction model accuracy.

Samples were collected to geospatially represent the first five years of mine life. Twenty-one composite samples were prepared at a 70/30 illite to smectite ratio to match the mine plan. The samples were then slurried at 40% solids, attrition scrubbed for 10 minutes, and wet screened at 75-micron to remove coarse gangue. The resulting minus 75-micron slurry was then adjusted to match the design leach feed slurry density (34% solids). Removal of coarse gangue resulted in upgrading of the leach feed. Leach feed slurry lithium concentration ranged from 4,246 ppm to 6,974 ppm and magnesium from 5.7% to 8.9%. Leach testing was performed in both open cycle and locked cycle to evaluate potential hindering of leaching efficiency by elevated concentrations of dissolved salts. To simulate the level of saturation in the leach process, salts were added to the leach feed (based on the Aspen material balance) prior to leaching. The level of saturation in the leach process did not appear to impact the level of lithium extraction obtained in the composite samples evaluated.

The data from the leach variability study was then added to the 37 pilot plant sample dataset used for the empirical correlation. Two samples from the original dataset were statistically identified as outliers owing to extremely high aluminum. The regression was then repeated and resulted in a more accurate model with only 1% less extraction when compared with the leach variability samples. The results from this study demonstrate that the lithium extraction is independent of depth in the deposit.

Metallurgical Test Work Conclusions

Since 2017, LAC has performed extensive metallurgical and process development testing, both internally and externally. Based on results of this test work, the following was established:

•
Attrition/Scrubbing 10-minute retention time at 30-40% solids density is suitable for separating lithium bearing clay from coarse gangue. A two-stage circuit (mild + intense) was used for design purposes.
•
A separation size of 75 microns is suitable to minimize lithium losses reporting to rejected coarse gangue mineralization.
o
An estimated 8% lithium loss to coarse gangue is assumed.
o
Approximately 34% of ROM material mass is rejected as coarse gangue (average life of mine, based on ash content).
•
Two stages of solid - liquid separation (thickener and centrifuge decanter) are required to achieve desired solids density for generation of upgraded slurry for leaching. The classification circuit thickener underflow terminal density is estimated at 20-25%. The centrifuge paste solids density is estimated in a 55% range.
•
Sulfuric acid dosage required to achieve an acceptable level of leach extraction is estimated at 0.49 t of sulfuric acid per tonne of leach feed.
•
The actual dosage evaluated in the laboratory was 490 kg acid/tonne solids.
•
The expected lithium leach extraction is estimated to be in an 85 to 87% range over the life of mine. This level of leach extraction is supported by the bench scale metallurgical data developed in the variability study.
•
Limestone slurry and magnesium precipitation solids proved to be suitable for pH adjustment in the neutralization circuit.
•
A seven-stage counter current decantation (“CCD”) and filtration circuit was evaluated. The seven stage CCD coupled with pressure filtration step without cake washing stage provides an acceptable wash efficiency and will minimize lithium loss to the neutralized leached residue.
•
Magnesium sulfate (MgSO4) crystallization can effectively remove on average 79% of magnesium.
•
Lithium carbonate (Li2CO3) purification requires three stages to ensure that a battery quality lithium carbonate will be produced.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The unpatented mining claims owned by LAC in the Montana Mountains are not part of Thacker Pass.

Only HQ core samples subject to LAC’s QA/QC programs and assayed by ALS Reno, Nevada, were used to estimate the resource.

366 drill holes were used in development of the resource block model. All drill holes used for the grade model except WLC-058 are essentially vertical (88.8 degrees to 90 degrees). Regular downhole gyro surveys were conducted to verify this. All mineralization thicknesses recorded are treated as true thicknesses.

All drill holes used for grade estimation were standard HQ core, drilled using standard techniques by Marcus & Marcus Exploration Inc., now known as Timberline Drilling Inc. Core is stored at a secure logging facility while being processed, then locked in CONEX containers or a warehouse after sampling was completed.

The statement of Mineral Resources for Thacker Pass as of December 31, 2023 are presented in the table below. Mineral Resources are reported exclusive of Mineral Reserves in accordance with S-K 1300.

Mineral Resources Estimate as of December 31, 2023 As Reported under S-K 1300

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)	Metallurgical Recovery (%)
Measured	325.2	1,990	3.4	73.5
Indicated	895.2	1,820	8.7	73.5
Measured & Indicated	1,220.4	1,860	12.1	73.5
Inferred	297.2	1,870	3.0	73.5

Notes:

1.
A qualified person, Rene LeBlanc, who is an employee of the Company, has determined that all material assumptions and information in the Reports, including those related to price estimates, remain current as of December 31, 2023.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and there is no certainty that all or any part of such Mineral Resources will be converted into Mineral Reserves.
3.
Mineral Resources are in-situ and exclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves.
4.
Mineral Resources are reported using an economic break-even formula: "Operating Cost per Resource Tonne"/"Price per Recovered Tonne Lithium" * 10^6 = ppm Li Cutoff. "Operating Cost per Resource Tonne" = $88.50, "Price per Recovered Tonne Lithium" is estimated: ("Lithium Carbonate Equivalent (LCE) Price" * 5.323 *(1 - "Royalties") * "Recovery". Variables are "LCE Price" = $22,000/tonne Li2CO3, "Royalties" = 1.75% and "Metallurgical Recovery" = 73.5%. Price source: Wood Mackenzie Q2 FY2022 Long term forecast report as referenced in section 19.4 of the Thacker Pass 1300 Report.
5.
Resources presented at a cutoff grade of 1,047 ppm Li.
6.
A resource economical pit shell has been derived from performing a pit optimization estimation using Vulcan software.
7.
The conversion factor for lithium to LCE is 5.323.
8.
Applied density for the mineralization is 1.79 t/m3 (Section 8.4 of the Thacker Pass 1300 Report).
9.
Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane.
10.
Tonnages and grades have been rounded to accuracy levels deemed appropriate by the qualified person. Summation errors due to rounding may exist.

The statement of Mineral Resources for Thacker Pass with an effective date of November 2, 2022 and current as of December 31, 2023.

Potential risk factors that could affect the Mineral Resource estimates include but are not limited to large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, metallurgical recovery assumptions, mining and processing cost assumptions, and other cost estimates could affect the pit optimization parameters and therefore the cut-off grades and Mineral Resource estimates.

Mineral Reserve Estimates

This section contains forward-looking information related to the Mineral Reserves estimates for the Thacker Pass deposit. The material factors that could cause actual results to differ from the conclusions, estimates, designs, forecasts or projections include geological modeling, grade interpolations, lithium price estimates, mining cost estimates, and final pit shell limits such as more detailed exploration drilling or final pit slope angle. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder. Reductions attributed to plant losses have not been included in the Mineral Reserve estimate.

The Mineral Reserve estimate relies on the resource block model prepared by the QP.

Pit Optimization

The EIS pit shell (“EIS”) was developed on the Li2CO3 pricing of $5,400/t and cost values from the PFS report. The cost and pricing used are shown in the table below. The pit shell was developed using Vulcan’s Pit Optimization and Automated Pit Developer. The EIS pit area was limited by a few physical boundaries, including:

•
The west boundary was limited by the Thacker Pass Creek.
•
A limit line was set to keep the pit shell from breaking into the water shed.
•
The northern boundary was predominately limited by the Montana Mountains.
•
The east and south boundaries were limited by mine facilities, waste facilities, process plant, and SR 293.

Pit Optimizer Parameters
Parameter	Unit	Value
Li2CO3	US$/t	5,400
Ore Processing Cost	US$/t ROM	55.00
Process Recovery	%	84
Mining Cost for Ore	US$/t	2.80
Mining Recovery Factor	%	95

Note:

-
Cost estimates and Lithium price are as of 2018

Mineral Reserves and Cut-off Grade

The estimate of Mineral Reserves is based on mining within an approved permitted pit shell developed in 2019 for the Environmental Impact Statement (“EIS”), a 40-year mine life with a total plant leach ore feed of 154.2 million dry tonnes and a cut-off grade of 1.533 kilograms of lithium recovered per run-of-mine tonne. The leach ore feed is the ROM dry tonnes less the ash tonnes.

The cut-off grade was estimated for each block in the model as discussed in the section below. The blocks were sorted based on the cut-off grade from high to low and then the leach ore tonnes were added together until the total leach ore feed tonnes were met. These blocks were labeled as mine ore and were used in the mine scheduler.

Waste

Waste consists of various types of material: basalt, alluvium and clay that does not meet the ore definition or the cut-off grade described above.

Stripping Ratio

The resulting stripping ratio of the designed pit is 1.51 tonnes of waste rock with ore loss and rehandle to 1 tonne of recovered ore, on a wet tonnage basis. The in-place stripping ratio is 1.34 tonnes in situ waste to 1 tonne of in situ ore.

Mineral Reserves Estimate
Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Proven and Probable	217.3	3,160	3.7

Note:

1.
The mineral reserve estimate was derived from the Reports with an effective date of November 2, 2022 with respect to the Thacker Pass TR and an effective date of December 31, 2022 with respect to the Thacker Pass 1300 Report. A qualified person, Rene LeBlanc, who is an employee of the Company, has determined that mineral reserve and resource estimates and all material assumptions and information in the Reports, including those related to price estimates, remain current as of December 31, 2023.
2.
The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Kevin Bahe, P.E., SME-RM.
3.
Mineral Reserves have been converted from Measured and Indicated Mineral Resources within the Thacker Pass 1300 Report and have demonstrated economic viability.

4.
Reserves presented at an 85% maximum ash content and a cut-off grade of 1.533 kg of lithium extracted per tonne run of mine feed. Additionally, a 95% mining recovery factor is applied. A dilution percentage was not applied. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees. Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were addition inputs into the pit optimization.
5.
A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the Technical Report, which is used to show economic viability of the Mineral Reserves.
6.
Applied density for the ore is 1.79 t/m3.
7.
Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.
8.
Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.
9.
The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.
10.
A sales price of $5,400 US$/t of Li2CO3 for 40-years was utilized in the pit optimization.

The Mineral Reserves estimate is based on current knowledge, engineering constraints and permit status. Large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, cost estimates or metallurgical recovery could affect the pit optimization parameters and therefore the cut-off grades and estimates of Mineral Reserves.

Mining Operations

The shallow and massive nature of the deposit makes it amenable to open-pit mining methods. The mining method assumes hydraulic excavators loading a fleet of end dump trucks. This truck/excavator fleet will develop several offset benches to maintain geotechnically stable highwall slopes. These benches will also enable the mine to have multiple grades of ore exposed at any given time, allowing flexibility to deliver and blend ore as needed.

Pit Design

A highwall slope-stability study was completed by Barr Engineering Co. (“BARR”) in December 2019. BARR conducted geotechnical drilling, testing, and analysis to assess the geology and ground conditions. Core samples were obtained to determine material characteristics and strength properties. A minimum factor-of-safety value of 1.20 is generally acceptable for active open pit walls. However, given the possibility of long-term exposure of pit slopes in clay geological formations, a value of 1.30 was incorporated into the design for intermediate and overall slope stability.

The geotechnical analysis indicates that the geology is generally uniform across the Thacker Pass site. The competence of the in-situ material in conjunction with the use of the proposed highwall angles meets or exceeds the minimum recommended factor-of-safety values for intermediate and overall slope configurations.

A bench width of 50 m and a height of 5 m was chosen. This face height is amenable to efficient loading operations while still shallow enough to allow for the removal of thicker barren horizons within the cut to minimize dilution. Double benching and increasing the bench height to 10 m before implementing offsets, will be used to increase mining depths while maintaining the inter-ramp slope requirements.

Mine Plan

The initial cut location is at the mouth of the valley entering the west area. The haul road will enter the initial cut area at the 1,540 m level. From the initial cut, mining advancement prioritized five objectives: (1) recover all ore, (2) deliver a blend of illite and smectite ore to the beneficiation circuit, (3) provide higher grade ore early in the Thacker Pass project life, (4) facilitate placement of waste into the previously mined pit area as soon as feasible, and (5) mine the entirety of the permitted pit area. This required initial pit advancement to first expose the west and south walls. Mining will then advance north toward the Montana Mountains and finally finish to the east.

Mining Operations

Waste removal and ore removal will be done using two hydraulic excavators and a fleet of end dump trucks. The end dump truck fleet will haul the ore to the ROM stockpile and the waste will be hauled either to the West Waste Rock Storage Facility or placed in previously mined sections of the pit. The end dump truck fleet will also be used to haul coarse gangue and attrition scrubber reject materials.

The annual production rate for the 40-year mine is based on varying plant feed leach ore rates caused by the availability of sulfuric acid for the leaching process. Phase I (years 1-3) has an annual feed rate of 1.7 million dry tonnes of ore to leach and Phase 2 (years 4-40) has 4.0 million dry tonnes of ore to leach.

Due to the sequence of mining, the majority of in-pit ramps will be temporary. Additionally, cross-pit ramping will be utilized from load face to the in-pit waste dump as well as access to the main haul road. The cross-pit ramps will be dumped in using waste material. As the pit advances, portions of the in-pit ramp will be excavated to allow mining access to the lower mining faces. Removal of portions of the in-pit ramp will be considered rehandle and is accounted for in the total waste removed.

Equipment Selection

Equipment selection was based on the annual quantities of material required to be mined. After reviewing various options, 91-tonne class end dump trucks loaded by two 18-tonne class hydraulic excavators in five passes was selected. The excavators will be used to load two types of ore as well as the waste material.

Drilling and Blasting

The ability to mine without blasting was determined in the Thacker Pass 1300 Report. The range of uniaxial compressive strength test results is within the cutting range of the excavator.

Based on reported test results, exploratory drill logs, and actual excavation of a test pit, only the basalt is expected to require blasting. However, there are bands of hard ash which may require ripping with a dozer prior to loading. The remaining waste and ore can be free dug with the hydraulic excavators. Due to the infrequency of blasting, a third-party contractor will be used for the drilling and blasting on an as needed basis.

Processing and Recovery Options

The Mineral Reserves are comprised of two main types of lithium bearing clay, smectite and illite, with volcanic ash and other gangue minerals mixed throughout. Both types of clay will be processed simultaneously, with a plant feed blend maintained from two separate stockpiles for each clay type. The ore will be upgraded using a wet attrition scrubbing process followed by two classification stages to remove coarse material with low lithium content, referred to as coarse gangue. The upgraded ore slurry will be processed in a leach circuit using sulfuric acid to extract the lithium from the lithium-bearing clay. The lithium-bearing solution will then be purified primarily by using crystallizers and precipitation reagents to produce battery grade lithium carbonate. Leach residue will be washed, filtered, and stacked in a tailing facility.

Thacker Pass will be constructed in two phases. Lithium carbonate production during Phase 1 is designed for a nominal 40,000 t per annum capacity while Phase 2 will double design capacity to a nominal 80,000 t per annum. The process plant will operate 24 hours/day, 365 days/year with an overall availability of 92% and a mine life of 40 years. The total amount of material processed in the mine plan is 217.3 Mt (dry). The most tonnes planned for a single year are 6.7 Mt (dry) in Year 8.

The recovery process consists of the following primary circuits:

•
Beneficiation
o
Comminution
o
Attrition Scrubbing
o
Classification
o
Solid-Liquid Separation (Thickening and Dewatering)
•
Leaching
•
Neutralization
•
Counter Current Decantation and Filtration
•
Magnesium, Calcium and Boron Removal
•
Lithium Carbonate (Li2CO3) production
o
1st Stage Lithium Carbonate Crystallization
o
Bicarbonation
o
2nd Stage Lithium Carbonate Crystallization
o
Sodium Sulfate and Potassium Sulfate Crystallization (ZLD)

In beneficiation, ROM ore is crushed then mixed with water and fed to unit operations designed to liberate lithium bearing clay from gangue material. The clay is separated from coarse gangue in classification, with coarse gangue being stockpiled and eventually used as pit backfill material. The clay fines are then sent to the first dewatering (thickening) stage. These circuits are located close to the pit. The slurry is then pumped downgradient to a second stage of dewatering (decanter centrifuging). The resulting slurry is fed to the processing plant.

The dewatered slurry is mixed with sulfuric acid (H2SO4) from the acid plant, leaching lithium and other constituents into solution. Acid availability determines leach feed rates, which in turn determines ore mining rates. The free acid contained in the resultant leached residue is neutralized with both a slurry of ground limestone and a magnesium hydroxide slurry from the magnesium precipitation circuit. The neutralized slurry is sent to a CCD circuit to recover residual lithium bearing solution and then fed to recessed chamber filter presses. The filter cake is then conveyed to the clay tailings filter stack (“CTFS”) as waste material for stacking.

The filtrate is sent to magnesium and calcium removal circuits where first the bulk of the magnesium is crystallized as MgSO4*xH2O salts, removed via centrifugation, and conveyed to the CTFS. Any remaining magnesium in the brine is then precipitated with milk-of-lime and separated by recessed chamber membrane filter presses. The precipitated solids are repulped and recycled back to neutralization (as stated above), eventually leaving the process with neutralized filter cake. The calcium in the liquor is removed via soda ash addition, and an ion exchange polishing step brings the divalent cation concentration to very low levels. This lithium-bearing brine is fed to the Li2CO3 production circuit where soda ash is used to precipitate lithium carbonate. A bicarbonation step is used to further remove impurities from the Li2CO3 crystals.

The final Li2CO3 crystal product is separated via centrifugation then sent to drying, micronization, cooling, dry vibrating magnetic filtration and packaging. Mother liquor from the Li2CO3 crystallizers is sent to the Zero Liquid Discharge (“ZLD”) crystallizer to remove Na and K as sulfate salts. The salts are sent to the CTFS while lithium remaining in the concentrate is recycled back to the front of the Li2CO3 circuit and recovered.

Process design criteria were developed by LAC’s process engineering group based on in-house and vendor test results that were incorporated into the process modelling software Aspen Plus® to generate a steady-state material and energy balance. This data and criteria below were used as nominal values for equipment design/sizing. The design basis for the beneficiation facility is to process an average ROM throughput rate during Phase 1 of about 3.3 M dry tonnes per year equivalent to about 9,015 dry tonnes per day (t/d) of feed (including a 99% plant availability). Throughput from the mine to the crushing plant is targeted based on an average rejection rate of 34% of the ROM material based on low lithium content in coarse material. With approximately 6,436 dry t/d feed rate (including a 92% plant availability) to the leach plant and recoveries for Thacker Pass, the design basis results in an estimated production rate of approximately 110 t/d (40,187 t/a) of battery grade Li2CO3.

Infrastructure, Permitting and Compliance Activities

Infrastructure and Logistics

Thacker Pass is planned to be constructed in two phases. Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. Phase 2 will begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d. Mined material and tailings will be moved by conveyors and trucks.

Process Plant General Arrangement

A portion of the process facilities encompassing mineral beneficiation and classification is located due east of the Mine Service Area near the ore body. This area includes the ROM pad, feeder breakers and mineral sizers, log washing and attrition scrubbing. Additionally, the front end of the classification circuit is located on this pad and consists of the hydrocyclone cluster, hydraulic classifiers, thickening and coarse gangue discharge and stacking system.

The remainder of the process plant is located approximately two miles east. The slurry is transferred to the downstream plant via a pipeline and trench along the southern edge of the haul road. Product flows are generally clockwise starting in the western edge of the upper third zone of the layout. The remainder of the classification (centrifuges), leach, and neutralization circuits begin the process flow on this site. Next the solution is sent to the CCD circuit before being sent to the filtration area located on the northeastern side. Magnesium removal continues south to a central section of the plant before flowing west to calcium precipitation, calcium and boron ion exchange, evaporation, and lithium carbonate production followed by ZLD crystallization. The packaging system, along with the warehouse, are immediately west of the lithium carbonate plant to minimize product transfer distance. The sulfuric acid plant is situated in the southern third of the layout in recognition of prevailing winds. The traffic flow is largely one-way counter-clockwise on the site perimeter with maintenance access between major process areas.

Reagents, Consumables and Shipping

Limestone, quicklime, flocculant, and soda ash reagents are delivered to the processing plant in solid form via trucks while liquid sulfur, propane, carbon dioxide, ferric sulfate, caustic soda, and hydrochloric acid are delivered as liquids, also by trucks.

Gasoline, on and off highway diesel along with typical plant warehouse deliveries have been kept to the western portion of the plant with direct access from the main entry minimizing delivery truck exposure to the site. The large equipment warehouse house is located directly south of these facilities.

Battery-grade lithium carbonate is packaged in bags and flexible intermediate bulk containers, and are stored in a warehouse on the west side which is collocated with the plant warehouse.

Raw Material Logistics

Raw materials for Thacker Pass are to be delivered to the site by over highway trucks during the life of mine. A local rail-to-truck transloading facility located in Winnemucca will allow for transfer of most raw materials for delivery to the Thacker Pass site. A summary of the primary raw materials to be used during operations, and their logistics, is shown below in tabular form. This will include the limestone grinding and storage facility, soda ash transloading facility and the sulfur transloading facility. The cost per tonne of the raw material is included in the Operating Costs for the consumables.

Life of Mine Primary Raw Material Logistics Scheme
Raw Material	Description	Approximate Truck Loads per Day
Liquid Sulfur	Includes unloading, storage, and delivery to the plant via 39-tonne tanker from a transloading facility in Winnemucca, NV.	47
Soda Ash	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from a transloading facility in Winnemucca, NV.	18
Quicklime	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from Savage transloading facility in Golconda, NV. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	10
Limestone	Includes operation of in-pit primary crusher, delivery to the process plant via 39-tonne trailer and secondary limestone crushing/screening/grinding plant at process plant.	31
Fuel

Includes diesel, unleaded gasoline, propane and their unloading, and delivery to the plant via 10,000 or 12,500 gallon trailer to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV.

		>1
Other

Includes delivery to the plant via 21-tonne trailer of Ferric Sulfate, Hydrochloric Acid, Caustic Soda, and Flocculant direct to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.

		>6

Power Supply

Electrical power for Thacker Pass will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative (“HEC”) 115 kV transmission network. Thacker Pass will generate a portion of the steady-state power demand via Steam Turbine Generators driven by steam produced by the sulfuric acid plant. The remainder of steady-state loads and any peaks will be serviced by power purchased from HEC.

Sulfuric Acid Production

The sulfuric acid plants for Thacker Pass are Double Contact Double Absorption (“DCDA”) sulfur burning sulfuric acid plants with heat recovery systems. The plants sizing was maximized based upon the use of single pieces of equipment such as a single blower train instead of two operating in parallel, and a single waste heat boiler to optimize production versus capital.

Phase 1 and Phase 2 will each have a single sulfuric acid plant capable of producing nominal 3,000 t/d (100 weight % H2SO4 basis) of sulfuric acid by burning liquid elemental sulfur. Sulfur is delivered to site by truck and is unloaded by gravity into a single Sulfur Unloading Pit which provides sulfur to both sulfuric acid plants. The sulfuric acid generated from each plant is used in the process plant for the chemical production of lithium carbonate. The total annual operating days is based upon expected scheduled and unscheduled maintenance. Acid production is a function of the plant’s nominal capacity and production over Design Capacity with production efficiency of the equipment decreasing over a three-year period until scheduled maintenance occurs. Each sulfuric acid plant has two Liquid Sulfur Storage Tanks with a combined storage capacity of 28 days. The sulfur is transferred from the tanks to the Sulfur Feed Pit and from there to the Sulfur Furnace.

Water Source

The existing Quinn Raw Water Well has been tested and is able to sustain 908 m3/h (4,000 gallons per minute (gpm)) which satisfies the expected average demand servicing all potable, mining and process flow streams for Phase 2. A backup well is planned to be installed one mile west of the existing production well to maintain a constant supply of water if one well pump is down for maintenance or repairs.

Waste Rock and Tailings

The table below shows a summary of the volumes contained in each storage facility and the estimated volume of each facility at the end of the 40-year mine life.

Design and Requirement Volumes for Stockpiles and Facilities (Millions of Cubic Yards)
Facility Name	Design Storage Mm3 (MCY)	40 Year LOM Required Storage Mm3 (MCY)
West Waste Rock Storage Facility (WRSF)	21.3 (27.9)	20.2 (26.4)
East Waste Rock Storage Facility (WRSF)	16.3 (21.3)	0 (0)
Coarse Gangue Stockpile (CGS)	17.5 (22.9)	17.5 (22.9)

Growth Media Stockpiles (GMS)	12.3 (16.1)	5.0(6.6)
Clay Tailings Filter Stack (CTFS)	266.9 (349.1)	250.7 (327.9)
All facilities have expansion potential.

Note: Storage quantities largely determined by short-term processing requirements or surface area mined, and thus are not reassessed for the 25-year case separately. Mm3 = millions of cubic metres. MCY = million cubic yards.

Environmental Studies, Permitting, and Social or Community Impact

Thacker Pass is located on public lands administered by the BLM. Construction of Thacker Pass requires permits and approvals from various Federal, State, and local government agencies.

The process for BLM authorization includes the submission of a proposed Mine Plan of Operations (PoO, previously defined) and Reclamation Plan for approval by the agency. The Company submitted the Thacker Pass Project Proposed PoO and Reclamation Plan Permit Application on August 1, 2019. The permit application was preceded by the Company’s submission of baseline environmental studies documenting the collection and reporting of data for environmental, natural, and socio-economic resources used to support mine planning and design, impact assessment, and approval processes.

As part of the overall permitting and approval process, the BLM completed an analysis in accordance with the NEPA to assess the reasonably foreseeable impacts to the human and natural environment that could result from the implementation of Project activities. As the lead Federal regulatory agency managing the NEPA process, the BLM prepared and issued a Final Environmental Impact Statement (“FEIS”), on December 3, 2020. Following the issuance of the FEIS, BLM issued the EIS Record of Decision and Plan of Operations Approval on January 15, 2021. In addition, a detailed Reclamation Cost Estimate has been prepared and submitted to both the BLM and Nevada Division of Environmental Protection-Bureau of Mining, Regulation and Reclamation (the “NDEP-BMRR”). On October 28, 2021, the NDEP-BMRR approved the PoO with the issuance of draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR issued the final Reclamation Permit 0415. The BLM will require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes.

There are no identified issues that are expected to prevent the Company from achieving all permits and authorizations required to commence construction and operation of Thacker Pass based on the data that has been collected to date.

Summary Schedule for Permitting, Approvals, and Construction

Thacker Pass is being considered in two phases, lasting 40 years. The Company will utilize existing highways to service Thacker Pass. The following is a summary schedule for permitting, approvals and construction:

▪
Q3 2018 – Submitted Conceptual Mine Plan of Operations
▪
Q3 2019 – Submitted Proposed Mine Plan of Operations and Reclamation Plan Permit Application, BLM deems the document technically complete
▪
Q1 2020 – BLM published a Notice of Intent to prepare an EIS in the Federal Register
▪
Q1 2021 – Final EIS and Record of Decision issued by BLM
▪
Q1 2022 – Issuance of final WPCP, Reclamation Permit, and Class II Air Quality Operating Permit
▪
Q1 2023 – Initiate early-works construction
▪
Q3-Q4 2023 – Initiate Plant Construction
▪
Q1 2026 – Commissioning process plant, initiate mining,
▪
Q4 2026 – Steady state production

Community Engagement

LAC has developed a Community Engagement Plan (“Community Engagement Plan”), recognizing that the support of stakeholders is important to the success of Thacker Pass. Thacker Pass was designed to reflect information collected during numerous stakeholder meetings. The Community Engagement Plan is updated annually.

Social or Community Impacts

During operations, it is expected that most employees will be sourced from the surrounding area, which already has established social and community infrastructure including housing, retail and commercial facilities such as stores and restaurants; and public service infrastructure including schools, medical and public safety departments and fire and police/sheriff departments.

Based on the projected mine life, the number of potential hourly and salaried positions, and the projected salary ranges, Thacker Pass operations would have a long-term positive impact to direct, indirect, and induced local and regional economics. Phase 2 full production will require approximately 500 direct employees to support Thacker Pass, with the average annual salary estimated at $90,000. An additional and positive economic benefit would be the creation of short-term positions for construction activities. It is estimated that approximately 1,000 temporary construction jobs will be created. Additional jobs will be created through ancillary and support services, such as transportation, maintenance and supplies.

The Fort McDermitt Tribe is located approximately 60 km (35 miles) by road from the Thacker Pass site. LAC and the Fort McDermitt Tribe have devoted more than 20 meetings to focus on an agreement to solidify engagement and improvements at the Fort McDermitt community. A community benefits agreement was signed by the Company and the Fort McDermitt Paiute Shoshone tribe in October 2022. The benefits agreement will provide infrastructure development including a community center with a daycare, preschool, playground, cultural facility and communal greenhouse; training and employment opportunities; support for cultural education and preservation; and synergistic business and contracting opportunities.

For nearly two years, LAC has met regularly with the community of Orovada, which is approximately 20 km (12 miles) from the Thacker Pass site and is the closest community to Thacker Pass. The purpose of the meetings was to identify community concerns and explore ways to address them. The meetings began informally and were open to the entire community. Eventually, the community formed a committee to work with LAC. A facilitator was hired to manage a process that focused on priority concerns and resolution. The committee and LAC have addressed issues such as the local K-8 school and determined that a new school should be built in Orovada, the design and construction of which will be 100% funded by LAC. The community has agreed to a new location and LAC has worked with the BLM to secure the site for the Humboldt County School District. LAC has also completed a preliminary design for the school and is moving forward with detailed engineering and construction planning.

Capital and Operating Costs

Capital Cost Estimate

The capital cost estimate for Thacker Pass covers post-sanction early works, mine development, mining, the process plant, the transload facility, commissioning and all associated infrastructure required to allow for successful construction and operations.(1) The cost estimates presented in this section pertain to three categories of capital costs:

▪
Phase 1 and Phase 2 Development capital costs
▪
Phase 1 and Phase 2 Sustaining capital costs
▪
Closure capital costs

Development capital costs include the EPCM estimate as well as LAC’s estimate for LAC’s scope costs. Sustaining capital costs for Thacker Pass have been estimated and are primarily for continued development of the clay tailings filter stack and coarse gangue stockpile, mining activities, sulfuric acid plant and plant and infrastructure sustaining capital expenditures.

Development capital costs commence with detailed engineering and site early works following project sanction by the owner and continue to mechanical completion and commissioning. Mining pre-production costs have been capitalized and are included under development capital. The capital costs for years after commencement of production are carried as sustaining capital. Pre-sanction costs from completion of the Thacker Pass TR to project sanction, including environmental impact assessments, permit approvals and other property costs are excluded from this report and these costs are not included in the development capital.

Direct costs include the costs of all equipment and materials and the associated contractors required to perform installation and construction. The contractor indirects are included in the direct cost estimate as a percent of direct labor cost. EPCM / project indirects were detailed out in a resource plan to account for all identified costs, then budgeted as a percent of construction and equipment to be distributed through the process areas. In general, these costs include:

▪
Installation contractor’s mobilization, camp, bussing, meals, and temporary facilities & power

▪
EPCM
▪
Commissioning and Vendors
▪
Contingency

Contract mining capital repayment includes the 60-month financed repayment of the miner’s mobile equipment assets acquired prior to the start of operation.

(1) Capital cost information is based on Q1-Q3 2022 pricing for process and infrastructure capital costs, Q2 2021 for sulfuric acid plant and power plant equipment, and Q2 2022 for mine capital estimates.

The table below shows the development capital cost estimate developed for Thacker Pass.

Development Capital Cost Estimate Summary
Description	Ph1 Costs (US$ M)	PH2 Costs (US$ M)	Responsible
Mine
Equipment Capital (Contract Mining)	0	0	Sawtooth
Mine Development	51.1	26.3	Sawtooth
Contingency (13.1%)	6.7	3.4	Sawtooth/EDG
Total Mine	57.8	29.7
Process Plant and Infrastructure
Costs (Directs & Indirects)	1,735.4	1,398.5	M3/ITAC
Contingency (13.1%)	227.3	183.2	M3/ITAC/EDG
Total Process Plant and Infrastructure	1,962.7	1,581.7
Offsite – Transload Facility
Costs (Directs & Indirects)	69.0	27.1	Owner/Savage
Contingency (13.1%)	9.0	3.5	Owner/EDG
Total Offsite – Transload Facility	78.1	30.6
Owner’s Costs
Costs	149.8	75.6	Owner
Contingency (13.1%)	19.6	9.9	Owner/EDG
Total Owner’s Costs	169.4	85.5
TOTAL DEVELOPMENT CAPITAL	2,268.0	1,727.5

Due to rounding, some totals may not correspond with the sum of the separate figures. The cost accuracies are within 25% and contingencies are within 15%.

Sustaining Capital costs for the base case totaling US$1,510.2 million have been estimated over the Life of Mine (“LOM”), as outlined in the table below.

Sustaining Capital Estimate Summary (40-Year LOM – Base Case)
Description	*LOM Costs (US$ M)	Responsible
Mine
Equipment Capital	264.3	Sawtooth/M3

Mobile Equipment
Equipment Capital	26.6	Owner

Process Plant and Infrastructure
Process Plant	822.9	Owner
Sulfuric Acid Plant	244.2	EXP
CTFS and CGS	149.0	Owner

Offsite Transload Facility
Transload Facility	3.4	Owner
TOTAL SUSTAINING CAPITAL	1,510.2
Contact Mining Capital Repayment	48.8	Owner

The cost accuracies are within 25% and contingencies are within 15%.

Closure Costs

Closure costs are estimated based upon necessary reclamation, remediation, and closure of the 40-year facility. These closure costs of $53.5M will be updated as operations continue, and concurrent reclamation takes place. Site overhead during closure will be a corporate cost.

Operating Cost Estimate

Annual operating costs are summarized by operating area: Mine, Lithium Process Plant, Sulfuric Acid Plant, and General & Administrative. Operating costs in each area include labor, maintenance materials and supplies, raw materials, outside services, among others. The process operating costs are based on Q1-Q4 2022 pricing. Estimates are prepared on an annual basis and include all site-related operating costs associated with the production of lithium carbonate. All operating costs incurred from project award, up to but excluding commissioning, are deemed preproduction costs and have been included in the Capital Expenditures, as they are considered part of construction.

Operating Cost Estimate Summary (40-Year LOM – Base Case)
Area	Annual Average ($-M)	$/tonne Product	Percent of Total
Mine	76.4	1,144	16%
Lithium Process Plant	214.6	3,213	45%
Liquid Sulfuric Acid Plant	175.4	2,627	36%
General & Administrative	14.3	215	3%
Total	$480.7	7,198	100%

The cost accuracies are within 25% and contingencies are within 15%. The following items are excluded from the Operating Cost estimate:

▪
Cost escalation (due to quotes being refreshed in 2022)
▪
Currency fluctuations
▪
All costs incurred prior to commercial operations
▪
Corporate office costs
▪
First fills (included in Capital Expenditures),
▪
Closure and reclamation costs post operations (concurrent reclamation is included)
▪
Salvage value of equipment and infrastructure

Economic Analysis

Based on Q2 – Q4 2022 pricing, the economic evaluation presents the after-tax net present value (“NPV”), payback period, and the after-tax internal rate of return (“IRR”) for Thacker Pass based on annual cash flow projections.(1)

This economic analysis includes sensitivities to variations in selling prices, various operating costs, initial and sustaining capital costs, overall lithium production recovery, and discount rate. All cases assume maximum utilization of the acid plant’s available acid and power, with lithium production fluctuating by year according to mine plan and plant performance as predicted by yearly heat/mass balance simulations in Aspen Plus®, conducted by LAC.

(1) This economic analysis does not include updates from the Reports, such as capital and operating costs.

Production and Revenues

Phase 1 Project is designed for a nominal production rate of 40,000 t/y of lithium carbonate and begins production in year 1 through year 3. Phase 2 production is anticipated to begin in year 4 and includes the addition of a second acid plant and processing infrastructure to double production with a nominal production rate of 80,000 t/y of lithium carbonate. Actual production varies with the grade of ore mined in each year with an expected mine life of 40 years. The base case value for price selling was set at $24,000/t lithium carbonate.

Total Annual Production and Revenue (40 Year LOM – Base Case)
Production and Revenue	Annual Average	Total
Lithium Carbonate Production (t)	66,783	2,671,318
Lithium Carbonate Revenue ($-M)	$1,603	$64,112
Annual Lithium Carbonate Selling Price ($/t)	$24,000

Financing

LAC is contemplating multiple options for funding the construction and operation of Thacker Pass. Financial modeling has considered multiple discount rates to account for various funding avenues. Project financing costs are excluded from the model.

Discount Rate

A discount rate of 8% per year has been applied to the model, though other levels from 6-16% are also included for Project assessment at various risk profiles and financing options.

Taxes

The modeling is broken into the following categories: Operational Taxes (which are eligible deductions to arrive at taxable income) and Corporate Net Income Taxes. The 10% operating cost tax credit under the US Inflation Reduction Act for “Advanced Manufacturing Production” has been applied during the first 10 years of Project operation. The legislation specifies phase-out of this credit after 10 years.

Operational Taxes

Payroll taxes are included in salary burdens applied in the operational expense or operating cost estimate. These include social security, Medicare, federal and state unemployment, Nevada modified business tax, workers compensation and health insurance.

Property tax is assessed by the Nevada Centrally Assessed Properties group on any property operating a mine and/or mill supporting a mine. Tax is 3% to 3.5% of the assessed value, which is estimated at 35% of the taxable value of the property. The property tax owed each year is estimated as 1.1% of the net book value at the close of the prior year plus current year expenditures with no depreciation.

Corporate Net Income Taxes

In Nevada lithium mining activities are taxed at 2-5% of net proceeds, depending on the ratio of net proceeds to gross proceeds. Net proceeds are estimated as equal to gross profit for purposes of this study. A tax rate of 5% is applicable to Thacker Pass.

Revenue subject to a net proceeds of minerals tax is exempt from the Nevada Commerce tax; therefore, the Nevada Commerce tax is excluded from the study.

The current corporate income tax rate applicable to Thacker Pass under the Tax Cut and Jobs Act is 21% of taxable income.

Royalties

Thacker Pass is subject to a 1.75% royalty on net revenue produced directly from ore, subject to a buy-down right. This royalty has been included in the economic model on the assumption that the Thacker Pass owner will exercise its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of US$22 million in the first year of operations. At US$24,000/t lithium carbonate the ongoing annual royalty payments will average $428/t lithium carbonate sold over the 40-year LOM (base case).

Undiscounted annual cash flows, including Capital Expenditures, Operating Costs, and net revenues (pre-tax) are presented in the figure below.

Undiscounted Annual Cash Flow

Cumulative Discounted Cash Flow

Cumulative discounted cash flow at the 8% discount rate is presented in the table below.

For the Base Case financial assumptions, Thacker Pass financial performance is measured through Net Present value, Internal Rate of Return and Payback periods. The after-tax financial model results are summarized in the table below.

After-Tax Financial Model Results (40 Year LOM – Base Case)
Production Scenario	Unit	Values
Operational Life	Years	40
Mine and Process Plant Operational Life	Years	40
Ore Reserve Life	Years	40
Average annual EBITDA	$-M / Y	1,093.5
After-tax Net Present Value (“NPV”) @ 8% discount rate	$-M	5,727.0
After-tax Internal Rate of Return	%	21.4%
Payback (undiscounted)	Years	5.4
*includes capital investments in years up to production

The table below presents NPV and IRR at a range of discount rates for three lithium carbonate product selling price cases: -50% (downside), 0% (base-fixed), and +50% (high).

After-Tax NPV at 8% and IRR
Economic Indicator	Unit	Value
NPV @ 8%	$ millions	$5,727
IRR	%	21.4%
Payback	Years	5.4
Payback (discounted)	Years	5.4

Selling Price ($/tonne)	$12,000	$24,000	$36,000
NPV ($-M)	($623)	$5,727	$11,829
IRR (%)	6.0%	21.4%	31.9%

The table below presents the sensitivity of NPV to different discount rates.

NPV for Various Discount Rates (40-Year LOM)
Economic Indicators after Taxes	Years 1-25 of 40-Year LOM	40-Year LOM
NPV @ 0%	$19,500,605	$30,108,567
NPV @ 6%	$6,947,487	$8,398,919
NPV @ 8%	$4,950,134	$5,726,852
NPV @ 10%	$3,497,855	$3,920,727
NPV @ 12%	$2,425,349	$2,659,351
NPV @ 16%	$1,012,718	$1,087,688

Exploration, Development, and Production

Subsequent to the filing of the Reports, the Company has revised the target timeline with respect to its proposed plan for Thacker Pass. Please see "Recent Developments" above for additional information relating to this revised target timing. The proposed execution plan for Thacker Pass incorporates an integrated strategy for EPCM.

Comparison of Mineral Resource and Mineral Reserve Estimates Reported for 2023 and 2022

There have been no changes to the previously reported mineral resources or reserves for Thacker Pass.

Internal Controls Relating to Mineral Resource and Mineral Reserve Estimates

The Company has internal controls for reviewing and documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates.

Information that is used to compile mineral resources and mineral reserves is prepared and certified by appropriately qualified persons at the project level and is subject to our internal review process which includes review by appropriate project management and the qualified person based in our corporate office. The Company engages external professional firms to prepare its Mineral Resource and Mineral Reserve Estimates and the process includes review, independent verification and sign off by external independent qualified persons.

The corporate qualified person reviews the mineral resource and mineral reserve information to be presented to the Board for their review.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.12.

B. Liquidity and Capital Resources

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.12.

C. Research and Development, Patents and Licenses, etc.

The Company holds patents in several countries on certain beneficiation processes and techniques concerning sedimentary deposits. The length of the patents varies by jurisdiction.

D. Trend Information

While the Company does not have any operating lithium projects, it is directly affected by trends in the lithium industry. Global lithium prices have been extremely volatile over the past several years. Lithium prices, driven by rising global demand for electric vehicles, climbed dramatically and approached historic highs in late 2022/early 2023. Prices moderated since those highs, but remained at historically elevated levels in 2023 versus prior cycle low pricing. Despite the moderation in pricing, the global production volume of lithium chemicals has continued to grow to address demand including the roughly 20% CAGAR growth in electric vehicles. More recently, the moderation in pricing has caused high-cost mining operations to shutter output which has resulted in pricing stabilizing over the last few months.

Overall market prices for securities in the lithium sector and factors affecting such prices, including electric vehicles supply and demand, political trends in the countries in which such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company's financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities. The Company does not currently have major commitments to acquire assets in foreign currencies.

E. Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following are the directors and members of senior management of the Company:

Name	Age(1)	Position
Michael Brown*	65	Director
Fabiana Chubbs*	58	Director
Kelvin Dushnisky	59	Executive Chair and Director
Jonathan Evans	54	Director, President and Chief Executive Officer
Yuan Gao*	60	Lead Independent Director
Richard Gerspacher	49	Executive Vice President, Capital Projects
Edward Grandy	55	Senior Vice President, General Counsel and Corporate Secretary
Zach Kirkman	38	Director
Jinhee Magie*	56	Director
Pablo Mercado	47	Executive Vice President and Chief Financial Officer
Philip Montgomery*	59	Director
Alexi Zawadzki	52	Vice President, Resource Development

* Independent Director

(1)
As of December 31, 2023

Biographical information with respect to each of our directors and our senior management is set forth below.

Jonathan Evans, Director, President and Chief Executive Officer

Mr. Evans is the President and Chief Executive Officer of the Company, and is also a director of the Company, since October 2023 as at the Separation. He was a Director of Old LAC from June 2017 to October 2023, and served as its President from August of 2018 and as Chief Executive Officer from May of 2019 to October 2023. Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for the Lithium Division at FMC Corporation (USA), and as the Chief Operating Officer of DiversiTech Corporation, a portfolio company of the private equity group, Permira. Mr. Evans has also held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric. He holds a Bachelor of Science degree in mechanical engineering from Clarkson University and an MSc from Rensselaer Polytechnic Institute.

Pablo Mercado, Executive Vice President and Chief Financial Officer

Mr. Mercado is the Executive Vice President and Chief Financial Officer of the Company since October 2023 as at the Separation. He was the Executive Vice President and Chief Financial Officer of Old LAC from April to October 3, 2023. He has over 24 years of experience in finance and corporate development in the energy industry. Most recently he served as Chief Financial Officer of EnLink Midstream, LLC, and prior to that, as Chief Financial Officer of Forum Energy Technologies, Inc., both U.S. public companies listed on the New York Stock Exchange. Mr. Mercado has been a Director of Comfort System USA since November 2018, serving as the Chair of the Audit Committee since May 2021. Mr. Mercado started his professional career in 1998 as an investment banker at Bank of America, UBS and Credit Suisse, until joining Forum in 2011. He holds a BBA from the Cox School of Business and a BA in Economics from the Dedman College, both of Southern Methodist University, and an MBA from the University of Chicago Booth School of Business.

Richard Gerspacher, Executive Vice President, Capital Projects

Mr. Gerspacher is the Executive Vice President, Capital Projects of the Company since October 2023 as at the Separation. He was the Senior Vice President, Capital Projects at Old LAC from February 2022 to October 3, 2023. He has over 20 years of leadership experience in developing and executing successful projects throughout the world in a variety of sectors including industrial minerals, metals mining and power generation. Prior to joining Old LAC, Mr. Gerspacher worked for Fluor Corporation, a global engineering and construction company where he served as Vice President and Projects Director for a lithium project in Australia. He also served as Chairman of Fluor's Latin America Talent Development Team and as a member of their Global Project Management Talent Development Team. Mr. Gerspacher holds a Professional Engineer designation, and has a Bachelor's degree in Civil-Structural Engineering from the University of Detroit and a Master of Business Administration degree from Duke University.

Edward Grandy, Senior Vice President, General Counsel and Corporate Secretary

Mr. Grandy is the Senior Vice President, General Counsel and Corporate Secretary since October 2023 as at the Separation. He was the Vice President of Legal and Regulatory Affairs of Old LAC from 2018 to October 3, 2023. He was General Counsel of Barrick Gold Corporation's copper business from 2012 to 2018. He is a legal department leader with broad experience in project development and regulatory compliance. Edward holds a Bachelor of Arts from Middlebury College and a J.D. from the Emory University School of Law.

Alexi Zawadzki, Vice President, Resource Development

Mr. Zawadzki is the Vice President, Resource Development of the Company since October 2023 as at the Separation. He served as the President of North American Operations of Old LAC from August 2017 to October 3, 2023, and as the CEO of Lithium Nevada Corp. He has over 20 years of experience developing mining and energy projects in roles of increasing responsibility. Following 10 years working for an international engineering consultancy, in 2007 he founded a publicly traded renewable energy company resulting in the construction and operation of two hydroelectric facilities. Since 2014, he has been focused on the lithium sector as an enabler of renewable energy technologies. Mr. Zawadzki trained as a hydrologist and holds a Masters degree from Wilfrid Laurier University.

Kelvin Dushnisky, Director and Executive Chair

Mr. Dushnisky is a director and the Executive Chair of the Company. He joined the Board in October 2023, and served as Director of Old LAC from June 2021 to October 2023. Mr. Dushnisky served as Chief Executive Officer and a member of the board of directors of AngloGold Ashanti Ltd. from 2018 to 2020. There he led the execution of the organization’s strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America and Australia, along with exploration interests and investments in Canada and the USA. Prior to AngloGold Ashanti, Mr. Dushnisky had a sixteen-year career with Barrick Gold Corporation, ultimately as its President and a member of the Barrick board of directors. Prior to Barrick, Mr. Dushnisky held senior executive and board positions with a number of private and listed companies. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association. Among numerous other industry and related associations, Mr. Dushnisky is past Chair of the World Gold Council and a former member of the International Council on Mining and Metals (ICMM) CEO Counsil and Accenture Global Mining Council. Mr. Dushnisky is a past member of the Board of Trustees of the Toronto-based University Health Network (UHN).

Michael Brown, Director and Chair, Safety and Sustainability Committee

Mr. Brown is a director and joined the Board on October 3, 2023. He is a Fellow at the Lincy Institute at the University of Nevada, Las Vegas. He joined UNLV following service in the Cabinet of Governor Sisolak of Nevada; first as Director of the Department of Business & Industry and then as Executive Director of the Governor’s Office of Economic Development. Previously, Mr. Brown served as President of Barrick Gold North America, a subsidiary of Barrick Gold Corporation from 2015 to 2018 after serving in roles of increasing responsibility with Barrick since 1994. He is a former member of the executive committee of the U.S. National Mining Association and a past Chairman of the Nevada Mining Association. Mr. Brown holds an MBA from George Washington University. In 2023 Mr. Brown completed the Public Company Directors’ Consortium at the Stanford Graduate School of Business.

Fabiana Chubbs, Director and Chair, Audit and Risk Committee

Ms. Chubbs is a director. She joined the Board in October 2023 as at the Separation, and served as Director at Old LAC from June 2019 to October 2023. Ms. Chubbs served as the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado Gold Corporation in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to joining Eldorado Gold Corporation, Ms. Chubbs was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, including a Certified Public Accountant bachelor’s degree, and a Bachelor of Business Administration degree. Ms. Chubbs is a Chartered Professional Accountant in Canada. Ms. Chubbs also serves on the board of Royal Gold, Inc.

Yuan Gao, Lead Independent Director and Chair, Governance and Nomination Committee

Dr. Yuan Gao is a director. He joined the Board in October 2023 and served as Director of Old LAC from September 2019 to October 2023. He was the Vice Chairman of the board of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd, a leading producer of cathodes for lithium-ion batteries, from September 2019 to May 2023, having served as President and CEO from May 2014 to September 2019. Previously, Yuan served as Vice President at Molycorp Inc., and as Global Marketing Director and Technology Manager at FMC Corporation (USA). Yuan holds a BSc from the University of Science and Technology of China, and a PhD in Physics from the University of British Columbia. He has also completed Executive Education at The Wharton Business School, University of Pennsylvania.

Zach Kirkman, Director

Mr. Kirkman is GM’s nominee to the Board and has served as a Director of the Company since October 2023 as at the Separation. He is the Vice President, Global Corporate Development and President, GM Ventures of General Motors Company since January 2023, and prior to that served as the Head of Corporate Development, Merger and Acquisitions of Tesla, Inc. from August 2016 to December 2022. Mr. Kirkman has extensive M&A and investing experience gained during his time leading the corporate development teams of GM and Tesla, and previously as part of Apple Inc.’s corporate development department. He holds an MBA from Massachusetts Institute of Technology, and Bachelor of Science from California Polytechnic State University, San Luis Obispo.

Jinhee Magie, Director

Ms. Magie is a director. She joined the Board in October 2023 as at the Separation, and served as a Director at Old LAC from June 2021 to October 2023. Ms. Magie served as the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation (leading diversified base metals producer) from October 2018 to September 2022, overseeing financial reporting, treasury, tax, and information technology (including cybersecurity). She joined Lundin in 2008, serving in various roles of increasing responsibility, including nine years as Vice President, Finance. With over 25 years of experience, Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 15 years in the mining industry. Before joining Lundin, Ms. Magie was the Director of Corporate Compliance for LionOre Mining International Ltd. She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting. Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA).

Philip Montgomery, Director

Mr. Montgomery is a director. He joined the Board in October 2023 as at the Separation. Mr. Montgomery is a non-executive director at Walkabout Resources Ltd. He brings extensive global experience in major capital projects. Over his 35-year career at BHP Group Limited and its predecessor organizations, Mr. Montgomery worked across various geographies and commodities, demonstrating expertise in leading assets and projects as well as senior corporate roles, including Chief Growth Officer, Global Head of Group Project Management and Vice President – Projects. Mr. Montgomery is a Professional Engineer and holds a B.Sc. in Mechanical Engineering and Business Management from Oxford Brookes University.

B. Compensation

Director Compensation

Our director compensation program has been designed to be competitive to market. LAC intends to review the program with the assistance of an independent compensation consultant every two years to allow LAC to attract and retain qualified directors to serve on our Board, and the first review is expected to occur in 2024. The compensation peer group for purposes of benchmarking director compensation is the same as that for our executive compensation program. See “Item 6.B – Compensation – Executive Compensation – Compensation Benchmarking” for further details.

Director Fee Schedule

The fee schedule for independent directors for the year ended December 31, 2023 is set out below and is substantially the same as the fee schedule for independent directors of Old LAC prior to completion of the Separation. Compensation we pay to our independent directors is comprised of fees for serving on the Board and committees, and fees for attending meetings in excess of ten Board and committee meetings combined annually. Fees are payable quarterly, through a combination of cash and deferred share unit (“DSU”) grants at the election of each independent director and in accordance with the Company's equity incentive plan (the "Plan"). Fees are generally paid or issued for the previous quarter's services concurrent with Board meetings to approve quarterly and annual filings. Where compensation for excess meeting fees becomes payable in any given year, such fees are paid on an annual basis.

Services by Independent Directors	Compensation (in cash or securities)
Annual base fees
Independent director fee (for all independent directors)	US$155,000 per year, with a minimum of US$90,000 payable in DSUs under the Plan

Additional fees for serving on committees

Annual fee for acting as Chair of the Audit and Risk Committee	US$20,000 per year

Annual fee for acting as Chair of any other committee	US$15,000 per year

Annual fee for serving as a non-Chair member of any committee	US$5,000 per year

Meeting fees for attending Board and committee meetings in excess of 10 meetings per year	US$1,000 per meeting

Special committee meeting fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload

We also reimburse directors for reasonable travel and out-of-pocket expenses in connection with their services, including attendance at in-person meetings and site visits. Directors are also eligible to receive incentive stock options exercisable to purchase Common Shares (“Options”) under the Plan as compensation; however, the Company generally intends to award DSUs to directors, rather than Options, pursuant to its director compensation program.

Independent directors are compensated for serving on special committees, with fees set by the Board at the time the special committee is formed. There were no special committees of the Board during 2023. Old LAC had four special committee meetings related to the Separation during 2023.

Director Compensation Table

The table below summarizes the compensation earned by all directors other than directors who are also named executives for the year ended December 31, 2023.

In 2023, a total of US$765,462 in director compensation was earned by independent directors. The director compensation set out below is presented on an annual basis in that it reflects compensation earned for the time periods both prior to completion of the Separation (to the extent a director served as an independent director of Old LAC prior to completion of the Separation) and following completion of the Separation to directors of LAC. Prior to the Separation, director compensation was paid by Old LAC. Following the Separation, director compensation was paid by LAC. In connection with the Separation, holders of all deferred share units, restricted share units, and performance share units of Old LAC (the “Old LAC Units”) received, in exchange for such outstanding Old LAC Units, equivalent incentive securities of LAC and Lithium Argentina (the “Lithium Argentina Units”). In order to compensate for adjustments made to the Lithium Argentina Units pursuant to the application of subsection 7(1.4) of the Tax Act, certain directors and officers of LAC were granted additional RSUs on October 24, 2023, which vested on January 1, 2024 unless such directors opted to defer such vesting (the “Cutback Grant”), as more particularly described in the footnotes to the tables below. Although the Company has the discretion to award RSUs, PSUs and Options to directors under the Plan, the Cutback Grant was intended as a one-time grant to certain directors to compensate for certain adjustments under the Tax Act, and going-forward the Company intends to compensate directors with a combination of cash and DSUs, rather than RSUs, PSUs and/or Options, pursuant to its director compensation program.

The total amount of director compensation in the table below excludes compensation earned by Mr. Evans and to Mr. Dushnisky, who do not receive additional compensation for their services as directors of LAC but rather are compensated in connection with their respective executive roles. The table also excludes compensation earned by Mr. Dushnisky as a former independent director of Old LAC. Cash fees were paid and share-based awards were issued to Mr. Dushnisky by Old LAC for service as an independent director of Old LAC prior to completion of the Separation for the period January 1 to October 3, 2023. Such compensation and all compensation earned by Mr. Dushnisky by LAC in respect of his role as Executive Chair following completion of the Separation is disclosed in Item 6.B – Compensation – Executive Compensation below, including in respect of the Cutback Grant. As set out in more detail below, Mr. Kirkman did not receive compensation for his services as a director in 2023. Mr. Brown and Mr. Montgomery became directors of LAC post-Separation and did not receive any fees from Old LAC.

Director Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Non- Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)(2)
Michael Brown(3)	12,313	32,938	-	-	-	-	45,251
Fabiana Chubbs(4)	103,750	134,819	-	-	-	-	238,569
Yuan Gao(5)	83,750	140,845	-	-	-	-	224,595
Zach Kirkman(6)	-	-	-	-	-	-	-
Jinhee Magie(7)	103,250	105,298	-	-	-	-	208,548
Philip Montgomery(8)	26,000	22,500	-	-	-	-	48,500

Notes:

(1)
Cash portion of fees earned by each director. For those directors who served as directors of Old LAC prior to completion of the Separation and as directors of LAC following completion of the Separation, (i) prior to the Separation, director compensation was paid by Old LAC, and (ii) following the Separation, director compensation was paid by LAC.
(2)
Share-based awards portion of fees earned by each director. For those directors who served as directors of Old LAC prior to completion of the Separation and as directors of LAC following completion of the Separation, (i) prior to the Separation, share-based awards were issued by Old LAC, and (ii) following the Separation, share-based awards were issued by LAC. As noted above, in connection with the Separation, holders of Old LAC Units received, in exchange for such outstanding Old LAC Units, equivalent incentive securities of LAC and Lithium Argentina. Amounts presented are based on the estimated grant date fair value of the share-based awards.
(3)
Mr. Brown’s fees earned and share-based awards were paid and issued by LAC.
(4)
Ms. Chubbs’ fees earned were comprised of $24,250 in fees paid by LAC and $79,500 in fees paid by Old LAC. Ms. Chubbs’ share-based awards were comprised of $23,250 in DSUs, $30,569 in RSUs issued in respect of the Cutback Grant, and $81,000 in deferred share units issued by Old LAC.
(5)
Mr. Gao’s fees earned were comprised of $10,750 in fees paid by LAC and $73,000 in fees paid by Old LAC. Mr. Gao’s share-based awards were comprised of $38,750 in DSUs, $23,345 in RSUs issued in respect of the Cutback Grant, and $78,750 in deferred share units issued by Old LAC.
(6)
Pursuant to the GM Investor Rights Agreement, a director’s fee would be payable to Mr. Kirkman based on Mr. Kirkman’s service on the Board unless GM waives the fee. GM waived the director’s fee and as such Mr. Kirkman does not receive director compensation as the GM director nominee on the Board.
(7)
Ms. Magie’s fees earned were comprised of $27,250 in fees paid by LAC and $76,000 in fees paid by Old LAC. Ms. Magie’s share-based awards were comprised of $23,250 in DSUs, $7,798 in RSUs issued in respect of the Cutback Grant, and $74,250 in deferred share units issued by Old LAC.
(8)
Mr. Montgomery’s fees earned and share-based awards were paid and issued by LAC.

The following table provides a breakdown of the fees earned by independent directors in the table above, based on the services each director provided under the fee schedule, except as otherwise indicated:

Director Name		Board Retainer (US$)(1)	Committee Retainer (US$)(1)	Board and Committee Meeting Fees (US$)(1)(2)	Total (US$)(1)
Michael Brown	Cash Share-based Awards	5,813 32,938	5,000 -	1,500 -	12,313 32,938
Fabiana Chubbs	Cash Share-based Awards	62,000 123,569	13,750 11,250	28,000 -	103,750 134,819
Yuan Gao	Cash Share-based Awards	46,500 131,845	12,250 9,000	25,000 -	83,750 140,845
Zach Kirkman(3)	Cash Share-based Awards	- -	- -	- -	- -
Jinhee Magie	Cash Share-based Awards	62,000 100,798	9,250 4,500	32,000 -	103,250 105,298
Philip Montgomery	Cash Share-based Awards	16,250 22,500	6,250 -	3,500 -	26,000 22,500

Notes:

(1)
For those directors who served as directors of Old LAC prior to completion of the Separation and as directors of LAC following completion of the Separation, (i) prior to the Separation, director compensation was paid by Old LAC, and (ii) following the Separation, director compensation was paid by LAC. The value of the Cutback Grant has been included in the share-based award portion of Board Retainer.
(2)
Fees earned by each independent director attending more than a combined total of 10 Board and committee meetings per calendar year.
(3)
Pursuant to the GM Investor Rights Agreement, a director’s fee would be payable to Mr. Kirkman based on Mr. Kirkman’s service on the Board unless GM waives the fee. GM waived the director’s fee and as such Mr. Kirkman does not receive director compensation as the GM director nominee on the Board.

Named Executive Officers

The named executive officers ("named executives" or "Named Executives") set out below are the Company's CEO, CFO, Executive Chair and the two other highest paid executive officers for the 2023 fiscal year.

Named Executive	Officer's Title

Jonathan Evans	Chief Executive Officer and President(1)

Pablo Mercado	Executive Vice President and Chief Financial Officer(2)

Kelvin Dushnisky	Executive Chair(3)

Richard Gerspacher	Executive Vice President, Capital Projects(4)

Alexi Zawadzki	Vice President, Resource Development(5)

Notes:

(1)
Mr. Evans has served as the President, Chief Executive Officer and a director of LAC since October 3, 2023 as at the Separation. He was a director of Old LAC from June 2017 to October 3, 2023, and served as its President from August 2018 and as its Chief Executive Officer from May 2019 to October 3, 2023.
(2)
Mr. Mercado has served as the Executive Vice President and Chief Financial Officer of LAC since October 3, 2023 as at the Separation. He was the Executive Vice President and Chief Financial Officer of Old LAC from April to October 3, 2023.
(3)
Mr. Dushnisky has served as the Executive Chair of LAC since October 3, 2023 as at the Separation. He served as an independent director of Old LAC from June 2021 to October 3, 2023.
(4)
Mr. Gerspacher has served as the Executive Vice President, Capital Projects of LAC since October 3, 2023 as at the Separation. He was the Senior Vice President, Capital Projects of Old LAC from February 2022 to October 3, 2023.
(5)
Mr. Zawadzki has served as the Vice President, Resource Development of LAC since October 3, 2023 as at the Separation. He served as the President of North American Operations of Old LAC from August 2017 to October 3, 2023.

2023 Individual Performance and STI and LTI Awards

2023 STI awards for named executives based on their individual performance scorecards are set out in the table below.

Named Executive	Annual Base Salary (US$)	STI Cash Awards (US$)	Number of RSUs Awarded as STI Award(1)	RSU STI Award Value (US$)
Jonathan Evans	600,000	355,800	73,776	355,800
Pablo Mercado(2)	585,000	307,798	63,823	307,798
Kelvin Dushnisky(3)	590,000	-	34,499	166,380
Richard Gerspacher(4)	465,000	219,129	45,437	219,129
Alexi Zawadzki	330,750	146,357	30,347	146,357

Notes:

(1)
Based on the five-day VWAP of US$4.82 calculated as of the day prior to the grant date.
(2)
Base salary commencing effective as of April 24, 2023 when Mr. Mercado was appointed to serve as the Executive Vice President and Chief Financial Officer by Old LAC. His STI and LTI awards were not pro-rated but were rather based on a full year of his service in accordance with the terms of his employment agreement.
(3)
Base salary commencing effective as of October 3, 2023 when Mr. Dushnisky was appointed to serve as the Executive Chair of LAC. Mr. Dushnisky voluntarily chose to receive 100% of his STI in RSUs and requested that his LTI be pro-rated for the approximately three months of service based on his time in the position of Executive Chair commencing as at the Separation date.
(4)
Base salary as at October 3, 2023 as at the Separation. From January 1, 2023 to October 2, 2023, Mr. Gerspacher’s base salary was $420,000 in his role as the Senior Vice President, Capital Projects.

The calculated 2023 LTI awards granted to named executives based on their individual performance scorecards, and adjusted for long-term retention purposes are set out in the table below. The Board approved the 2023 PSU awards in January 2024, and such 2023 PSU awards will vest in January 2027. The performance vesting conditions for the 2023 PSU awards are currently being determined but have not yet been finalized by the Board.

Named Executive	Annual Base Salary (US$)	LTI Award Value(1) (US$)	Number of PSUs Awarded as LTI Award	Number of RSUs Awarded as LTI Award
Jonathan Evans	600,000	1,500,000	155,515	155,515
Pablo Mercado(2)	585,000	1,111,500	115,236	115,236
Kelvin Dushnisky(3)	590,000	147,500	15,292	15,292
Richard Gerspacher(4)	465,000	517,500	53,653	53,653
Alexi Zawadzki	330,750	347,288	36,006	36,006

Notes:

(1)
The fair value of PSUs was estimated on a 1:1 basis, however, the formula that will be used to determine the performance multiplier that will be used to calculate the value of PSUs relating to compensation is in the process of being finalized and remains subject to Board approval. The Company expects to disclose further details regarding the formula in its management information circular to be prepared and filed in connection with the Company’s 2024 annual meeting of shareholders.
(2)
Base salary commencing effective as of April 24, 2023 when Mr. Mercado was appointed to serve as the Executive Vice President and Chief Financial Officer by Old LAC. His STI and LTI awards were not pro-rated but were rather based on a full year of his service in accordance with the terms of his employment agreement.
(3)
Base salary commencing effective as of October 3, 2023 when Mr. Dushnisky was appointed to serve as the Executive Chair of LAC. His STI and LTI were pro-rated for approximately three months based on his time in the position of Executive Chair commencing as at the Separation. Mr. Dushnisky voluntarily chose to receive 100% of his STI in RSUs and requested that his LTI be pro-rated for the three months of service.
(4)
Base salary as at October 3, 2023 as at the Separation. From January 1, 2023 to October 2, 2023, Mr. Gerspacher’s base salary was $420,000 in his role as the Senior Vice President, Capital Projects.

Summary Compensation Table

The table below sets out all compensation for named executives for our fiscal year ended December 31, 2023, including direct and indirect compensation. Named executives who are also directors of our Company are not compensated for their services as directors.

The named executive compensation set out below is presented on an annual basis in that it reflects compensation paid for the time periods both prior to and following completion of the Separation. Prior to the Separation, executive compensation was paid by Old LAC. Following the Separation, executive compensation was paid by LAC.

Named Executive and Principal Position	Year(1)	Salary (US$)	Equity-Based Compensation (US$)		Equity-Based Compensation (US$)	Non-Equity Incentive Plan Compensation (US$)	Replacement Grants (Share-based RSUs)(6)	All Other Compensation (US$)(7)	Pension Value (US$)	Total Compensation (US$)
			Share- based STI Awards (US$)(2)	Share- based LTI Awards (US$)(3)	Other Share-based Awards (US$)(4)	Annual Incentive Plans(5)
Jonathan (8) Evans, President and CEO	2023	600,000	355,800	1,500,000	-	355,800	268,373	126,521	-	3,206,494

Pablo (9) Mercado, Executive Vice President and CFO	2023	431,447	307,798	1,111,500	1,170,000	307,798	28,884	54,241	-	3,411,668

Kelvin (8)(10) Dushnisky, Executive Chair	2023	214,231	166,380	147,500	1,844,250	166,380	8,671	1,377	-	2,548,789

Richard (11) Gerspacher, Executive Vice President, Capital Projects	2023	433,205	219,129	517,500	465,000	219,129	29,564	92,362	-	1,975,889

Alexi Zawadzki, Vice President, Resource Development	2023	330,750	146,357	347,288	-	146,357	326,689	41,877	-	1,339,318

Notes:

(1)
Prior to the Separation, executive compensation was paid by Old LAC. Following the Separation, executive compensation was paid by LAC.
(2)
The fair value of share-based STI RSU awards was based on the five-day VWAP of US$4.82 calculated as of the day prior to the grant date.
(3)
The fair value of share-based LTI RSU and PSU awards was based on the five-day VWAP of US$4.82 calculated as of the day prior to the grant date. The fair value of PSUs awards was estimated on a 1:1 basis; however, the formula that will be used to determine the performance multiplier that will be used to calculate the value of PSUs relating to 2023 compensation is in the process of being finalized and remains subject to Board approval.
(4)
Other share-based awards consist of RSUs and DSUs granted under the Company's equity incentive Plan, as amended from time to time. The amount of equity-settled payment arrangements was based on the estimated fair value at the grant date. The quantity of RSUs granted to Mr. Mercado, Mr. Dushnisky and Mr. Gerspacher in respect of their sign-on incentive was calculated based on fair market value as defined in the Plan at a value to achieve the total RSU sign-on incentive, in accordance with their respective employment agreements.
(5)
Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded.
(6)
Replacement grants are described above in the director compensation table narrative under Director Compensation Table.
(7)
Other compensation includes the extended health benefits plan and RRSP or Simple IRA account contributions made by the Company, in addition to sign-on bonuses received by Mr. Evans, Mr. Mercado, Mr. Gerspacher, and Mr. Zawadzki, and relocation expenses for Mr. Gerspacher.
(8)
During the year ended December 31, 2023, Mr. Evans and Mr. Dushnisky were also directors of the Company, and did not receive any compensation for their services as directors of the Company. Mr. Dushnisky’s compensation includes fees paid and share-based awards issued to Mr. Dushnisky by Old LAC for his service as an independent director of Old LAC prior to the completion of the Separation for the period beginning on January 1, 2023 until October 3, 2023. Subsequent to the Separation, Mr. Dushnisky has only been compensated for his service as the Executive Chair of LAC, and has not been compensated for his services as a director of LAC.
(9)
Commencing effective as of April 24, 2023. Mr. Mercado was appointed to serve as the Executive Vice President and Chief Financial Officer of Old LAC. His STI and LTI awards were not pro-rated but rather calculated based on annual a full year of service per the terms of his employment agreement. $431,447 indicates Mr. Mercado's actual salary earned for 2023 service.
(10)
The table includes compensation earned by Mr. Dushnisky as a former independent director of Old LAC. Cash fees were paid and share-based awards were issued to Mr. Dushnisky by Old LAC for service as an independent director of Old LAC prior to completion of the Separation for the period January 1 to October 3, 2023. The $214,231 salary earned by Mr. Dushnisky includes $69,000 for pre-Separation independent director fees, and his salary earned as Executive Chair of $145,231 post-Separation. Mr. Dushnisky voluntarily chose to receive 100% of his STI in RSUs and requested that his LTI be pro-rated for the approximately three months of service based on his time in the position of Executive Chair commencing as at the Separation.
(11)
$433,205 indicates Mr. Gerspacher's actual salary earned for 2023 service.

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

Under the Plan, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

The Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. The fair value of Options previously granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value.

Other Compensation and Pension Benefits

As at year end December 31, 2023, with the exception of RRSP and Simple IRA account contributions made by the Company, the Company did not have any other pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Employment Agreements

Jonathan Evans, President and Chief Executive Officer

As at December 31, 2023, Mr. Evans was paid a base salary of $600,000, and was eligible to receive short-term incentive compensation at a target rate of 100% of base salary (“Evans STI Bonus”) and long-term incentive compensation at a target rate of 125% of base salary.

On termination of employment without cause, because of a “Disability,"or for “Good Reason,"each as defined in Mr. Evans’ employment agreement, Mr. Evans will receive the following severance package: (a) 24 months (the “Evans Severance Period”) of base salary; (b) two times the Evans STI Bonus he received for the year prior to the year in which his employment terminates; (c) accelerated vesting of any equity awards scheduled to vest during the Evans Severance Period; and (d) continuation of benefits coverage during the Evans Severance Period or reimbursement for replacement coverage (the “Evans Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and conditional upon Mr. Evans continuing to perform services to Lithium Nevada until the “Change of Control” event, then Mr. Evans will receive the Evans Severance Package described above.

Pablo Mercado, Executive Vice President and Chief Financial Officer

As at December 31, 2023, Mr. Mercado was paid a base salary of $585,000, and was eligible to receive short-term incentive compensation at a target rate of 85% of base salary (“Mercado Target STI Bonus”) and long-term incentive compensation at a target rate of 100% of base salary.

On termination of employment without cause, because of a “Disability,"or for “Good Reason,"each as defined in Mr. Mercado’s employment agreement, Mr. Mercado will receive the following severance package: (a) 1.5 times the sum of his base salary and an amount equal to the Mercado Target STI Bonus for the year termination of employment occurs, without pro-ration. In addition, if Mr. Mercado timely elects, Lithium Nevada will provide Mr. Mercado and qualified beneficiaries with 18 months of COBRA premium reimbursement; (b) a pro-rated amount of the Mercado Target STI Bonus for the calendar year in which Mr. Mercado’s employment terminates; (c) (i) any previously awarded initial Old LAC RSUs (as defined in Mr. Mercado’s employment agreement) shall be fully vested as of the termination date; and (ii) Mr. Mercado shall become vested in a portion of any equity awards previously granted to him that, as of the date of termination, have not vested (“Outstanding Equity Awards”) by prorating each such Outstanding Equity Award by the percentage of the applicable vesting period which Mr. Mercado would have completed if he had continued in employment for 18 months following the termination date. Any portion of the Outstanding Equity Awards that does not become vested shall be forfeited in accordance with the terms of the Plan and any applicable grant agreement.

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Mercado’s employment is terminated without cause; or
2.
Mr. Mercado resigns for “Good Reason” (as defined in the employment agreement) after (A) providing Lithium Nevada with written notice of the circumstances constituting “Good Reason,"and (B) Lithium Nevada failing to remedy the circumstances constituting “Good Reason” in a timely manner, then Mr. Mercado will be entitled to receive the following:
a.
an amount equal to two times the sum of (A) his base salary; and (B) an amount equal to the Mercado Target STI Bonus for the year in which the termination occurs, without proration;
b.
an amount equal to the pro-rated amount of the Mercado Target STI Bonus for the calendar year in which Mr. Mercado’s employment terminates; and
c.
if Mr. Mercado timely elects COBRA insurance coverage, up to 24 months of COBRA premium reimbursement to Mr. Mercado and qualified beneficiaries.

Kelvin Dushnisky, Executive Chair

As at December 31, 2023, Mr. Dushnisky was paid a base salary of $590,000, and was eligible to receive short-term incentive compensation at a target rate of 100% of base salary (“Dushnisky STI Bonus”) and long-term incentive compensation at a target rate of 100% of base salary.

Mr. Dushnisky was granted a one-time signing equity award with a grant date fair value of US$1,770,000 in the form of RSUs. On termination of employment without cause, because of a “Disability,"or for “Good Reason,"each as defined in Mr. Dushnisky’s employment agreement, Mr. Dushnisky will receive the following severance package: (a) 18 months of base salary; (b) any equity awards previously granted will be governed by the terms of the Plan and any applicable grant agreement; and (c) continuation of benefits coverage and vacation accrual for the minimum notice period required by applicable employment standards legislation.

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Dushnisky’s employment is terminated without cause, or
2.
Mr. Dushnisky resigns for “Good Reason” (as defined in the employment agreement) after (A) providing the Company with at least 14 days’ written notice of the circumstances constituting “Good Reason”; and (b) the Company failing to remedy the circumstances constituting “Good Reason” within that time, then Mr. Dushnisky will be entitled to receive the following:
a.
24 months of base salary;
b.
two times the Dushnisky STI Bonus; and
c.
benefits continuation for 24 months if permitted by the rules of the applicable benefits plan(s). For benefits that cannot be continued through the entire 24 months, the Company will pay Mr. Dushnisky the value of the premiums that would be paid to the plans during the 24 month period.

Richard Gerspacher, Executive Vice President, Capital Projects

As at December 31, 2023, Mr. Gerspacher was paid a base salary of $465,000, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary (“Gerspacher STI Bonus”) and long-term incentive compensation at a target rate of 75% of base salary.

Mr. Gerspacher received a one-time grant of equity awards in the form of RSUs with a value of US$465,000 (the “Initial Gerspacher RSUs”).

On termination of employment without cause, because of a “Disability,"or for “Good Reason,"each as defined in Mr. Gerspacher’s employment agreement, Mr. Gerspacher will receive the following severance package: (a) 12 months (the “Gerspacher Severance Period”) of base salary; (b) an amount equal to the Gerspacher STI Bonus he received for the year before termination; (c) the Initial Gerspacher RSUs fully vest as of the termination date and accelerated vesting of any equity awards scheduled to vest during the Gerspacher Severance Period; and (d) continuation of benefits coverage during the Gerspacher Severance Period or reimbursement for replacement coverage (the “Gerspacher Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Gerspacher’s employment is terminated without cause, or
2.
Mr. Gerspacher resigns for “Good Reason” (as defined in the employment agreement) after (A) providing Lithium Nevada with written notice of the circumstances constituting “Good Reason”; and (b) Lithium Nevada failing to remedy the circumstances constituting “Good Reason,"then Mr. Gerspacher will be entitled to receive the Gerspacher Severance Package described above, except that the Gerspacher Severance Period will then be 24 months.

Alexi Zawadzki, Vice President, Resource Development

As at December 31, 2023, Mr. Zawadzki was paid a base salary of $330,750, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary (“Zawadzki STI Bonus”) and long-term incentive compensation at a target rate of 75% of base salary.

On termination of employment without cause, because of a “Disability,"or for “Good Reason,"each as defined in Mr. Zawadzki’s employment agreement, Mr. Zawadzki will receive the following severance package: (a) 12 months (the “Zawadzki Severance Period”) of base salary; (b) an amount equal to the Zawadzki STI Bonus he would have earned through the Zawadzki Severance Period had he remained actively employed based on the Zawadzki STI Bonus he received in the year before his employment terminated; (c) accelerated vesting of any equity awards scheduled to vest during the Zawadzki Severance Period; and (d) continuation of benefits coverage for the Zawadzki Severance Period or reimbursement of replacement coverage (the “Zawadzki Severance Package”).

If at any time there is a “Change of Control” during the employment agreement (as defined in the employment agreement), and within 12 months of such “Change of Control”:

1.
Mr. Zawadzki’s employment is terminated without cause, or

2.
Mr. Zawadzki resigns for “Good Reason” (as defined in the employment agreement) after (A) providing the Company with at least 14 days’ written notice of the circumstances constituting “Good Reason”; and (b) the Company failing to remedy the circumstances constituting “Good Reason” within that time, then Mr. Zawadzki will be entitled to receive the Zawadzki Severance Package described above, except that the Zawadzki Severance Period will then be 24 months.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Plan is our only equity incentive plan and governs all equity incentives awarded by LAC, including RSUs, PSUs, DSUs and Options. We are permitted to issue an aggregate of 14,400,737 Common Shares under the Plan (or approximately 8.9% of the Common Shares based on the current number of Common Shares outstanding).

The following information is as at the Company’s financial year ended December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs, PSUs and rights (a)	Weighted-average exercise price of outstanding Options C$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders(1)	2,372,960	-	10,184,059
Equity compensation plans not approved by the securityholders	-	-	-
Total	2,372,960	-	10,184,059

Note:

(1)
The aggregate number of Common Shares that may be reserved for issuance under the Plan is 14,400,737. As of the date of this Circular, a balance of 10,184,059 Common Shares (representing approximately 6.3% of the Company's current issued and outstanding Common Shares) is available for future grants under the Plan.

Summary of the Plan

Overview

The following is a summary of the material terms of the Plan. It is qualified in its entirety by reference to the specific terms of the Plan.

The Plan provides for the grant to eligible directors and employees (including officers and service providers determined as eligible by the C&L Committee) of Options, RSUs and PSUs. The Plan also provides for the grant to eligible directors of DSUs which the directors are entitled to redeem following retirement or termination from the Board (Options, RSUs, PSUs and DSUs are collectively referred to as “Awards”).

Stock Options

Option Grants

The Plan authorizes the Board, on the recommendation of the C&L Committee, to grant Options. The number of Common Shares under option, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the Plan, from time to time will be determined by the Board, on the recommendation of the C&L Committee, at the time of the grant, subject to the defined parameters of the Plan. The date of grant for the Options will be the date the C&L Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the C&L Committee, the date such grant was approved by the Board. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any blackout period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options will then be the effective date of the grant.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price (“VWAP”) of the Common Shares on the NYSE for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options will be exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options will be determined by the Board. Failing a specific vesting determination by the Board, Options will automatically become exercisable incrementally over a period of 18 months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the Option period, 100% of the Option will be exercisable.

In the event of a Change of Control (as defined in the Plan) pursuant to the dissolution and liquidation of the Company, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control. If a Triggering Event (as defined in the Plan) occurs within the 12-month period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding Options will immediately vest and become exercisable on the date of such Triggering Event. The provisions in this paragraph will be subject to the terms of any employment agreement between a participant and the Company.

When the expiry date of an Option occurs during, or within 10 business days following, a “blackout period,"the expiry date of such Option is deemed to be the date that is 10 business days following the expiry of such blackout period. Blackout periods will be imposed by the Company to restrict trading of the Company’s securities by directors, officers, employees and certain others who hold Options to purchase Common Shares, in accordance with the Disclosure Policy and the Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Surrender Rights

Cashless surrender rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the C&L Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless surrender rights under the Plan will effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the cashless surrender right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate Option price of all Common Shares subject to such Option by the Fair Market Value of one Common Share.

Termination or Death

If an optionee dies while employed by the Company, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee will pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Company for any reason other than cause, then the Options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSUs & PSUs

RSU & PSU Grant

The Plan authorizes the Board to grant RSUs and PSUs, in its sole and absolute discretion, to any eligible employee (including officers and service providers deemed eligible by the C&L Committee) or director. Each RSU or PSU will provide the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Plan and with such additional provisions and restrictions as the Board may determine. Each RSU and PSU grant will be evidenced by a grant letter or agreement which will be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the C&L Committee, deems appropriate.

Vesting of RSUs & PSUs

Concurrent with the granting of the RSU or PSU, the Board will determine, on recommendation from the C&L Committee, the period of time during which the RSU or PSU is not vested and the holder of such RSU or PSU remains ineligible to receive Common Shares (the “Restricted Period”) and vesting requirements applicable to such RSU or PSU. Vesting of a RSU or PSU will be determined at the sole discretion of the Board at the time of grant and will be specified in the RSU or PSU grant letter or agreement. Vesting requirements may be based upon the continued employment or other service of a participant, and/or performance conditions to be achieved by the Company or a class of participants or by a particular participant on an individual basis, within a Restricted Period, for such RSUs or PSUs to entitle the holder thereof to receive the underlying Common Shares (and the number of underlying Common Shares that may be received may be subject to performance multipliers).

In respect of PSUs only, the Board may determine, on recommendation from the C&L Committee, additional performance-related vesting conditions, such as performance of the Common Shares against performance of a peer-group of listed issuers, individual performance metrics, or otherwise.

In the event of a Change of Control (as defined in the Plan) pursuant to the dissolution and liquidation of the Company, all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of Common Shares, notwithstanding the Restricted Period and any date after the Restricted Period which is the earlier of (i) the date which the participant has elected to defer receipt of Common Shares underlying the RSUs or PSUs, and (ii) the participation’s separation date (the “Deferred Payment Date”). If a Triggering Event (as defined in the Plan) occurs within the 12-month period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of Common Shares notwithstanding the Restricted Period and any Deferred Payment Date. The provisions in this paragraph will be subject to the terms of any employment agreement between a participant and the Company.

Once the RSU or PSU vests, the RSU or PSU will be automatically settled through the issuance of an equivalent number of underlying Common Shares as RSUs or PSUs held (subject, in the case of PSUs, to any performance multiplier). In respect of PSUs that are accelerated as a result of a Change of Control or the total disability or death of a participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a participant, the proportion of PSUs equivalent to the performance measurement periods completed will be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a participant, the equivalent proportion of PSUs in respect to such periods will be settled by applying a performance multiplier of one Common Share for each PSU. Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates.

Retirement or Termination

Subject to the terms of any employment agreement or Award agreement between the Company and the participant, in the event the participant retires or is terminated during the vesting period, any RSU or PSU held by the participant will be terminated immediately, provided however that the Board will have the absolute discretion to modify the RSUs or PSUs, including to provide that the Restricted Period will terminate immediately prior to the date of such occurrence or allow the RSUs or PSUs to continue in accordance with their original Restricted Periods. In the event the participant retires or is terminated following the vesting period, the Company will issue, and the participant will forthwith receive, the Common Shares underlying the RSUs or PSUs. In the event of death or total disability, the vesting period will accelerate and the Common Shares underlying the RSUs or PSUs will be issued.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares, a participant with RSUs or PSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election will be entitled to receive an additional number of RSUs or PSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time. If the foregoing results in a fractional RSU or PSU, the fraction will be disregarded. Any additional RSUs or PSUs awarded pursuant to this paragraph will be subject to the same terms, including the time of settlement, as the RSUs or PSUs to which they relate.

DSUs

DSU Grant

The Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors. Each DSU grant will be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the C&L Committee, deems appropriate.

Vesting of DSUs

Subject to deferrals in accordance with applicable tax legislation, DSUs are redeemed automatically following their vesting. If DSUs are issued with vesting conditions, each eligible director will redeem their DSUs on the 20th business day following the separation from the Company. Upon redemption, the director will be entitled to receive (subject to any share issuance limits in the Plan), the number of Common Shares equal to the number of DSUs in the director’s account. If the director ceases to hold office during a year where DSUs have been granted in advance of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares, a participant with DSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election will be entitled to receive an additional number of DSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time. If the foregoing results in a fractional DSU, the fraction will be disregarded. Any additional DSUs awarded pursuant to this paragraph will be subject to the same terms, including the time of settlement, as the DSUs to which they relate.

Provisions Applicable to all Grants of Awards

Participation Limits

The aggregate number of Common Shares that may be issued and issuable under the Plan together with any other securities-based compensation arrangements of the Company, as applicable,

(a)
to insiders will not exceed 10% of the Company’s outstanding issue from time to time;
(b)
to insiders within any one-year period will not exceed 10% of the Company’s outstanding issue from time to time; and
(c)
to any one insider and his or her associates within any one-year period will not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of Common Shares that may be issued to any individual under the Plan (when combined with all of the Company’s other security-based compensation arrangements, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

The aggregate number of Options that may be granted under the Plan to any one non-employee director of the Company within any one-year period will not exceed a maximum value of C$100,000 worth of securities, and together with any RSUs, PSUs and DSUs granted under the Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value will not exceed C$150,000 in any one-year period, subject to caveats set out in the corresponding section of the Plan.

Transferability

Pursuant to the Plan, any Awards granted to a participant will not be transferable except by will or by the laws of descent and distribution. During the lifetime of a participant, Awards may only be exercised by the Participant.

Amendments to the Plan

The Board may amend, suspend or terminate the Plan or any Award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless surrender right provisions; (vi) changes to the authority and role of the Board under the Plan; and (vii) any other matter relating to the Plan and the Awards granted thereunder, provided however that:

(a)
such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Company’s shares are listed;
(b)
no amendment to the Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c)
the expiry date of an Option will not be more than five years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within 10 business days following the expiry of a blackout period, the expiry date of such Option will be deemed to be the date that is the 10th business day following the expiry of the blackout period;
(d)
the directors of the Board will obtain shareholder approval of:
(i)
any amendment to the aggregate number of Common Shares issuable under the Plan;
(ii)
any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders, or increase participation limits on non-employee directors;
(iii)
any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, or permits the cancellation and re-issuance of Options;
(iv)
any amendment that would extend the expiry date of any Option granted under the Plan except in the event that such Option expires during or within 10 business days following the expiry of a blackout period;
(v)
any amendment to permit Options to be transferred other than for normal estate settlement purposes; or
(vi)
any amendment to reduce the range of amendments requiring shareholder approval contemplated in this section.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remains outstanding.

Share Issuance Limits

The aggregate number of Common Shares that may be subject to issuance under the Plan, together with any other securities-based compensation arrangements of the Company, will not exceed 14,400,737 Common Shares (or approximately 8.9% of the Common Shares based on the current number of Common Shares outstanding).

As of February 29, 2024, there were 3,320,884 RSUs, 981,098 PSUs and 95,365 DSUs outstanding.

C. Board Practices

About the Board

The Board consists of eight directors who are elected annually. Each of the directors has served as a director since October 3, 2023, with terms expiring at the next annual meeting of the Company’s shareholders.

The directors do not have service contracts and do not receive any benefits upon termination of their directorships other than the Common Shares underlying the DSUs.

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

•
developing and approving corporate policies and guidelines;
•
assisting in the definition of corporate objectives and assessing corporate strategies and key plans;
•
overseeing material risks of the Company and its business;
•
overseeing the integrity of our internal financial controls and management information systems;
•
evaluating the Company's performance and the performance of the Board, its committees and individual directors; and
•
appointing executive officers and, together with the relevant committee, reviewing their performance.

Independence

The Board currently has eight members of whom five qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. The audit and risk committee (the "A&R Committee"), governance and nomination committee (the "G&N Committee"), and compensation and leadership committee (the "C&L Committee") are comprised entirely of independent directors, and the chairs of each of our committees are independent. The independent directors are: Michael Brown, Fabiana Chubbs, Yuan Gao, Jinhee Magie and Philip Montgomery.

The non-independent directors of the Company are Jonathan Evans, who is the President and CEO of the Company; Kelvin Dushnisky, who is the Executive Chair; and Zach Kirkman, who is a representative of GM, which has a commercial relationship with the Company.

Generally, independence of a director means that the individual is not an employee or member of management of the company or any subsidiary, receives no compensation from the company or a subsidiary except compensation for serving as a director on the Board, and generally the individual has no conflicts of interest or other ties to management, the company or a subsidiary that would lead to a determination that the individual is unable to exercise judgment independent of management. These same considerations extend to immediate family members of the individual.

Directors on our Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgment is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion.

Dr. Gao has been appointed as the Lead Independent Director by the Board and is responsible for ensuring that the directors who are independent have opportunities to meet without executives and non-independent directors, as required. Discussions among the independent directors will be led by the Lead Independent Director who will provide feedback subsequently to the Executive Chair.

Our Common Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a "foreign private issuer" under U.S. securities laws, the Company is permitted to follow Canadian requirements (as our home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three members of our A&R Committee satisfy the independence requirements of Rule 10A-3 under the Exchange Act.

Role of the Executive Chair

The Executive Chair leads the Board and is responsible for managing the affairs of the Board to ensure that it functions effectively and efficiently. The Company has developed a written description for the role of the Executive Chair. The responsibilities of this role include:

•
liaising with the CEO to facilitate an effective relationship between management and Board members;
•
monitoring the Company's performance pursuant to its business plan, annual budgets and policy implementation;
•
providing advice to the CEO;
•
chairing meetings of the Board and liaising with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;

•
facilitating in-camera sessions at Board meetings without the presence of management, and the Lead Independent Director facilitates an in camera session of the independent directors at the end of each Board meeting;
•
ensuring the proper flow of information between management and the Board;
•
chairing meetings of shareholders; and
•
exercising the authority of the CEO in the event that the CEO is unable to act for any reason, and action on the CEO's part is urgently required.

Strategic Planning

The Board and management generally conduct an annual strategic planning session to discuss updates to the Company's corporate strategy. The strategic planning session typically occurs prior to the budget approval process for the following year to facilitate the review of the Board of proposed budgets, taking into consideration the overall corporate strategy and direction of the Company. Financial forecasts for the Company are also presented to the Board together with a fulsome review of the Company's risk assessment matrix under its enterprise risk management system.

The Board exercises its oversight of management's performance on execution of the Company's strategy by receiving:

•
presentations from management at least quarterly on items including the status of the Company's projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, litigation involving the Company's material projects, investor relations matters, and human resources; and
•
informal updates from management on material developments or items of interest to directors.

Audit and Risk Committee

The A&R Committee consists of Fabiana Chubbs (Chair), Michael Brown and Jinhee Magie. The Board has determined that the members of the A&R Committee meet the applicable independence requirements of the SEC and the applicable NYSE rules.

The A&R Committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent external auditors, including direct communication with external auditors.

The A&R Committee’s primary areas of responsibility include:

•
financial disclosure, including financial statements, MD&A, earnings releases and prospectuses;
•
internal controls and financial reporting processes; and
•
external and internal audit matters, and reviewing findings of external and internal auditors.

All members of the A&R Committee are financially literate, and two members are designated as financial experts, being Fabiana Chubbs (Chair) and Jinhee Magie. "Financially literate" means they have the ability to read and understand a company's financial statements of a similar level of extent and complexity as can be expected of the financial reporting by the Company.

Based on their business and educational experiences, each A&R Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the A&R Committee have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

Safety and Sustainability Committee

The Safety and Sustainability Committee (the "S&S Committee") consists of Michael Brown (Chair), Jonathan Evans, Zach Kirkman, and Philip Montgomery, of whom Mr. Brown and Mr. Montgomery are "independent" directors. The S&S Committee is responsible for reviewing and reporting to the Board: (a) environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production; (b) policies and activities of the Company as they relate to the health and safety in the workplace; (c) social engagement and social responsibility policies and activities of the Company as they relate to creating positive opportunities by establishing mutually beneficial relationships with the Company’s stakeholders, including but not limited to, local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and (d) policies and activities of the Company as they relate to sustainability matters, including environmental, health and safety, social engagement and social responsibility and related matters in the conduct of the Company's activities.

Governance and Nomination Committee

The G&N Committee consists of Yuan Gao (Chair), Fabiana Chubbs, and Jinhee Magie, each of whom is an "independent" director. The G&N Committee is responsible for (a) assisting the Board in fulfilling its oversight responsibilities by identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board; and (b) developing and recommending to the Board corporate governance policies and procedures for the Company and making recommendations to the Board with respect to corporate governance practices.

Compensation and Leadership Committee

The C&L Committee consists of Jinhee Magie (Chair), Yuan Gao, and Philip Montgomery, each of whom is an “independent” director. The C&L Committee is responsible for (a) reviewing senior leadership development and succession planning for the Company; (b) discharging the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company; and (c) developing and overseeing the management's compensation policies and programs.

Technical Committee

The Technical Committee (“Technical Committee”) consists of Philip Montgomery (Chair), Jonathan Evans and Yuan Gao, of whom Mr. Montgomery and Dr. Gao are "independent" directors. The Technical Committee is responsible for overseeing the Company’s exploration, project development and technical operational functions. The primary purpose of the Technical Committee is to (a) review and recommend to the Board any new proposed major capital investments, (b) assist the Board with oversight of management’s execution of approved major capital investments, and (c) handle any additional matters delegated to the Technical Committee by the Board from time to time.

D. Employees

As at December 31, 2023, the Company had 87 employees, of which 57 operations employees and eight corporate employees were based in the U.S., and 22 corporate employees were based in Canada. The Company has U.S. offices in Reno, Nevada, Winnemucca, Nevada, and Atlanta, Georgia, has the LiTDC in Reno, Nevada and corporate headquarters in Vancouver, British Columbia, Canada.

E. Share Ownership

The Common Shares beneficially owned by the Company's directors and executive officers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has not been required to prepare an accounting restatement that required recovery of erroneously awarded compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding ownership of Common Shares as of February 1, 2024 by each person or entity known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, each of the Company's directors and executive officers, and all of the Company's directors and executive officers as a group. To the best of the Company's knowledge, except as disclosed in the table below or with respect to the Company's directors and executive officers, the Company is not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. All of the Company's common shareholders, including the shareholders listed in this table, will be entitled to one vote for each Common Share held.

As of February 1, 2024, there were 161,978,829 Common Shares issued and outstanding. Information for certain holders is based on their latest filings with the SEC with respect to beneficial ownership of Common Shares or information delivered to the Company.

Identity of Person or Group	Number of Shares Owned(1)	Percent of Class
5% or greater shareholders
General Motors Holdings LLC	15,002,243	9.26%
GFL International Co.	15,000,000	9.26%
Officers and Directors
Michael Brown	3,101	*
Fabiana Chubbs	46,002	*
Kelvin Dushnisky	127,896	*
Jonathan Evans	572,976	*
Yuan Gao	31,629	*
Richard Gerspacher	59,445	*
Edward Grandy	99,129	*
Zach Kirkman	0	*
Jinhee Magie	1,079	*
Pablo Mercado	89,093	*
Philip Montgomery	0	*
Alexi Zawadzki	576,838	*
Directors and Officers as a group (12 individuals)	1,540,525	0.9%

* Holds less than one percent of the total issued and outstanding Common Shares.

(1) Includes securities that the individual has the right to acquire within 60 days by option or other agreement.

B. Related Party Transactions

The Company and Old LAC entered into an amended and restated arrangement agreement dated June 14, 2023 (the “Arrangement Agreement”) and a tax indemnity and cooperation agreement dated October 3, 2023 (the “Tax Indemnity and Cooperation Agreement”). The substance of the Arrangement Agreement and Tax Indemnity and Cooperation Agreement are summarized in the section "10.C - Material Contracts."

For additional information regarding related party transaction, see the Management's Discussion and Analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.12.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

B. Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Common Shares of the Company are listed on the TSX and the NYSE under the ticker symbol "LAC."

B. Plan of Distribution

Not applicable.

C. Markets

The Common Shares of the Company are listed on the TSX and the NYSE under the ticker symbol "LAC."

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Incorporation

The following is a summary of the material terms of the articles of incorporation of the Company (the “Articles”). As the following is a summary, it does not contain all of the information that you may find useful. The Company refers you to the Articles, which are filed as Exhibit 1.1 hereto and are incorporated herein by reference.

Incorporation

The Company was incorporated under the BCBCA. The Company’s British Columbia incorporation number is BC1397468.

Objects and Purposes of the Company

The Articles do not contain a description of the Company's objects and purposes.

Voting on Proposals, Arrangements, Contracts or Compensation by Directors

A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Under the BCBCA, a director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company; (b) the Company has entered, or proposes to enter, into the contract or transaction, (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction, and (d) the interest is known by the director or senior officer or reasonably ought to have been known. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing Powers of Directors

The Articles provide that the Company, if authorized by its directors, may:

•
borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
•
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
•
guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
•
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement of Directors under an Age Limit

The Articles do not prescribe an age limit upon which a director must retire.

Qualifications of Directors

Under the Articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

Common Shares

Holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings, except for meetings at which or for matters with respect to which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

Holders of the Common Shares will be entitled to receive dividends if, as and when declared by the Board out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled to all remaining property and assets of the Company on a share for share basis.

Conditions Governing Changes in Capital and Procedures to Change the Rights of Shareholders

Under the Articles, subject to the paragraph below and the BCBCA, the Company may by ordinary resolution of its shareholders or resolution by the Board: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA; and, if applicable, alter its notice of articles, and, if applicable, its Articles, accordingly.

Subject to the BCBCA, the Company may by special resolution: (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Meetings

The Articles and the BCBCA provide that annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Board may determine.

The Articles provide that if all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the BCBCA to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. In such event, the shareholders must select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

The directors of the Company may, at any time, call a meeting of shareholders. Under the BCBCA, the shareholders who hold in the aggregate at least five percent of the Company's issued shares that carry the right to vote at a meeting may requisition directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

The Articles state that the directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four months.

Under the Articles, if a meeting of shareholders is to consider special business, the notice of meeting must: (a) state the general nature of the special business; and (b) if the special business includes considering, ratifying adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders: (i) at the Company's records office, or such other reasonably accessible location in British Columbia as is specified in the notice; and (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Under the Articles, the quorum for the transaction of business at a shareholders meeting is two shareholders entitled to vote at the meeting whether present in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

The Articles state that in addition to those persons who are entitled to vote at a shareholders meeting of the Company, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor for the Company, and any other persons invited by the Company's directors but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor the Articles limit the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the "Investment Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian,"as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian (other than a "WTO Investor,"as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the company was not controlled by WTO Investors). An investment in the Common Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.326 billion. An investment in the Common Shares by a trade agreement investor (or by a non-Canadian other than a trade agreement investor if, immediately prior to the implementation of the investment the Company was controlled by a trade agreement investor) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.989 billion.

In general, an individual is a WTO Investor if the individual is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity,"pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Trade agreement investors include entities and individuals whose country of ultimate control is party to certain trade agreements. This includes the U.S., the United Kingdom and members of the European Union, among others.

A non-Canadian, regardless of the type of investor, would be deemed to acquire control of the Company for purposes of the Investment Act if the non-Canadian were to acquire a majority of the Common Shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares.

Certain transactions involving the Common Shares would be exempt from the Investment Act, including:

•
an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;
•
an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
•
an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in the Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Ownership Threshold

Neither the Articles nor the BCBCA contains any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for its annual general meeting, holders who beneficially own more than 10% of the Company's issued and outstanding shares.

C. Material contracts

Attached as exhibits to this annual report are the contracts the Company considers to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. The Company refers you to "Item 4. Information on the Company - A. History and Development of the Company,""Item 4. Information on the Company - B. Business Overview,"and "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions" for a discussion of these contracts. Other than as discussed in this section or in this annual report, the Company has no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party.

GM Investment and Offtake

On January 30, 2023, Old LAC entered into a purchase agreement with GM, pursuant to which GM agreed to make a $650 million equity investment, the proceeds of which are to be used for the construction and development of Thacker Pass. The GM Transaction is comprised of two tranches, with the $320 million Tranche 1 Investment and Tranche 2 Investment of up to $330 million. The Tranche 1 Investment closed on February 16, 2023, when GM subscribed for 15,002,000 subscription receipts of Old LAC, which were automatically converted into 15,002,000 units comprising 15,002,000 shares and 11,891,000 warrants of Old LAC and the subscription proceeds were paid to Old LAC.

On October 3, 2023 pursuant to the Separation, the full amount of the remaining unspent proceeds of the Tranche 1 Investment were included in the net assets distributed by Old LAC to the Company.

As the Separation was completed before the closing of the Tranche 2 Investment, on October 3, 2023, the agreement for the Tranche 2 Investment in Old LAC was terminated and replaced by a corresponding subscription agreement between GM and the Company whereby the proceeds of the Tranche 2 Investment will be received by the Company.

Pursuant to the second tranche subscription agreement, GM will purchase Common Shares subject to the satisfaction of certain conditions precedent, including the Funding Condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass. The subscription agreement calls for an aggregate purchase price of up to $330 million, with the number of shares to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the Funding Condition has been met) and (b) $17.36 per share. The conditions precedent under the second tranche subscription agreement must be met by August 16, 2024.

As part of the Arrangement, the Offtake Agreement to supply GM with lithium carbonate production from Thacker Pass was assigned by Old LAC to the Company.

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. Pursuant to the Offtake Agreement, the Company has also granted GM a right of first offer on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330 million.

Arrangement Agreement

On May 15, 2023, Old LAC and the Company entered into an arrangement agreement (the "Original Arrangement Agreement"). On June 14, 2023, Old LAC and the Company entered into the Arrangement Agreement, which amended and restated the Original Arrangement Agreement to, among other things, include information with respect to the finalized composition of the board of directors of each of Lithium Argentina and the Company in the Arrangement.

The Arrangement Agreement provided for, among other things, the terms of the Arrangement, the conditions to its completion, actions to be taken prior to and after the effective date of the Arrangement and indemnities between the companies after the effective date of the Arrangement. A copy of the Arrangement Agreement is filed as exhibit to this annual report.

Under the Arrangement Agreement, the parties also agreed to enter into the Transitional Services Agreement and the Tax Indemnity and Cooperation Agreement after completion of the Arrangement.

Pursuant to the Arrangement Agreement, Old LAC agreed to bear all fees, cost and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses, printing and mailing costs associated with the information circular prepared in connection with the meeting of Old LAC shareholders to approve the Arrangement, accompanying form of proxy and/or voting instruction form, and any payments made to dissenting Old LAC shareholders, other than fees, costs, expenses and payment obligations incurred in connection with indemnification obligations arising under the Arrangement Agreement.

Lock-Up Agreement

The Arrangement was conditional upon the Company entering into a lock-up agreement (the "Ganfeng Lock-Up") with GFL International Co., Limited ("Ganfeng"), which holds 15,000,000 Common Shares representing 9.25% of the Company’s issued and outstanding share capital as of the date of this annual report. Pursuant to the terms and conditions of the Ganfeng Lock-Up, Ganfeng agreed to, among other things: (i) not transfer any of the Common Shares of the Company issuable to Ganfeng pursuant the Arrangement for the 18 months following the effective date of the Arrangement (or such other period to be agreed to by the parties), except as expressly permitted by the Ganfeng Lock-Up, and (ii) abide by the other restrictions and covenants set out in the agreement.

Pursuant to the Investor Rights Agreement entered into between the Company and GM in connection with the GM Transaction, GM also agreed, among other things: (i) not to acquire any additional Common Shares except as set out in the GM Transaction Purchase Agreement or in compliance with the Investor Rights Agreement, and (ii) not to transfer the 15,002,243 Common Shares of the Company issuable to GM pursuant to the Arrangement from and after the effective date of the Arrangement. GM's "lock-up" obligations are valid until the later of (i) one (1) year after the Separation, or (ii) the earlier of (x) six (6) months after the closing of the Tranche 2 Investment, or (y) the date the Tranche 2 Investment is not completed in accordance with its terms.

Tax Indemnity and Cooperation Agreement

The Arrangement Agreement provides for cross-indemnities against losses a party or any of its representatives suffers as a result of a breach of representation, warranty or covenant by another party. The Tax Indemnity and Cooperation Agreement provides similar cross-indemnities against tax-specific claims a party or its representatives become subject to as a result of a breach of covenant by another party. The Tax Indemnity and Cooperation Agreement contains certain covenants that, for a period of three years after the effective date of the Arrangement, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the Arrangement or any transaction contemplated by the Arrangement Agreement to be taxed in a manner that is inconsistent with the Tax Rulings. In addition, the Tax Indemnity and Cooperation Agreement also contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes.

D. Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of Common Shares, other than withholding tax.

E. Taxation

The following summary of the material U.S. federal income tax considerations and material Canadian federal income tax considerations of receipt, ownership and disposition of the Company's shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the Common Shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, disposition and ownership of the Company's shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Shareholder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Shareholder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences to such U.S. Shareholder, including specific tax consequences to a U.S. Shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Shareholder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Shareholders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Canada - United States Tax Convention (1980), as amended (the "Treaty"), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Shareholders

For purposes of this summary, the term "U.S. Shareholder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•
a citizen or individual resident of the United States;
•
a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Shareholders that are subject to special provisions under the Code, including, but not limited to, U.S. Shareholders that: (a) are governmental organizations, tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax or Medicare contribution tax on net investment income; (i) are partnerships and other pass-through entities (and investors in such partnerships and other entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules with respect to Common Shares; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; (n) are persons who purchase or sell their Common Shares as part of a wash sale for tax purposes (and investors therein); or (o) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC at any time during a U.S. Shareholder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Common Shares.

The Company believes it was classified as a PFIC for its most recently completed taxable year. Based on its current business plans and expected income, assets and activities, the Company expects that it may be classified as a PFIC for its current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Company's status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the income, assets and nature of the activities of such corporation over the course of each such tax year and, as a result, the Company's PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Company's determination as to its PFIC status. Each U.S. Shareholder should consult its own tax advisor regarding the Company's status as a PFIC and the PFIC status of each of the Company's non-U.S. subsidiaries.

In any year in which the Company is classified as a PFIC, a U.S. Shareholder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the Company's gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Pursuant to a "startup exception,"a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the "startup year") if (1) no predecessor of the foreign corporation was a PFIC; (2) it is established to the IRS's satisfaction that the foreign corporation will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Shareholders will be deemed to own their proportionate share of any of the Company's subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below, under the heading "Default PFIC Rules Under Section 1291 of the Code,"on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Shareholders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Shareholders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Shareholders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Shareholder of the purchase of Common Shares and the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Shareholder makes a "QEF" election under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the Common Shares. A U.S. Shareholder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Shareholder") will be subject to tax as described below.

A Non-Electing U.S. Shareholder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions with respect to the Common Shares received in the current tax year) exceeds 125% of the average distributions with respect to the Common Shares received by a U.S. Shareholder in the current tax year) exceeds 125% of the average annual distributions such U.S. Shareholder has received from the Company during the three preceding tax years (or during a U.S. Shareholder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Shareholder) must be ratably allocated to each day in a Non-Electing U.S. Shareholder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Shareholder that is not a corporation must treat any such interest paid as "personal interest,"which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Shareholder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Shareholder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Shareholder may terminate this deemed PFIC status with respect to Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Shareholder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Shareholder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Shareholder, and (b) the Company's ordinary earnings, which will be taxed as ordinary income to such U.S. Shareholder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Shareholder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Shareholders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Shareholder that made a QEF Election has an income inclusion, such a U.S. Shareholder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Shareholder is not a corporation, any such interest paid will be treated as "personal interest,"which is not deductible.

A U.S. Shareholder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Shareholder because of such QEF Election and (b) will adjust such U.S. Shareholder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Shareholder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Shareholder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Shareholder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Shareholder files a U.S. federal income tax return for such year. In the event that the Common Shares that a U.S. Shareholder received pursuant to the Arrangement is treated as stock of a PFIC, the U.S. federal income tax treatment is not entirely clear. A U.S. Shareholder, however, can be treated as holding stock of a PFIC in periods prior to the Arrangement, and therefore may not be able to make a timely QEF Election for such stock. If a U.S. Shareholder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Shareholder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Shareholder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company was not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Shareholder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, as determined by the Company, the Company: (a) intends to make publicly available to U.S. Shareholders, upon their written request, a "PFIC Annual Information Statement" for the Company as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Shareholder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Company. The Company may elect to provide such information on the Company's website. However, no assurances can be given that the Company will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Shareholders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Shareholders do not obtain such required information. Each U.S. Shareholder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

A U.S. Shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any Subsidiary PFICs, U.S. Shareholders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Shareholder may make a Mark-to-Market Election with respect to Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Common Shares will be sufficiently regular for the shares to qualify as marketable stock. U.S. Shareholders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Shareholder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Shareholder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Shareholder's holding period for the Common Shares and such U.S. Shareholder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Shareholder's tax basis in the Common Shares. A U.S. Shareholder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Shareholder's adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Shareholder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Shareholder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Shareholder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Shareholder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Shareholder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Shareholder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Shareholder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Shareholder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Shareholders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Shareholder if the Company is a PFIC, regardless of whether such U.S. Shareholder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Shareholder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Shareholder who acquires Common Shares from a decedent will not receive a "step up" in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Shareholder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Shareholder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

The Company does not anticipate making distributions with respect to the Common Shares in the foreseeable future. A U.S. Shareholder that receives a distribution, including a constructive distribution, with respect to a Common Share is required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current and accumulated "earnings and profits,"as computed under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of the Company, the excess would be treated as a recovery of basis to the extent of the U.S. Shareholder's tax basis in the Common Shares and then as capital gain. The Company currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Shareholders should expect that distributions by the Company with respect to the Common Shares will be reported as dividends for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Shareholders on Common Shares generally are not be eligible for the "dividends received deduction" allowed to U.S. Shareholders that are treated as corporations for U.S. federal tax purposes. Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty, or the Common Shares are readily tradable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Shareholders, including individuals, generally are eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Shareholder's tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally is long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Gain or loss, as well as the holding period for the Common Shares, is determined separately for each block of Common Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Shareholder generally is treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Preferential tax rates may apply to long-term capital gain of a U.S. Shareholder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Shareholder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Shareholder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally is equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Shareholder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally is U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Shareholders who use the accrual method of tax accounting. Each U.S. Shareholder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares are treated as foreign-source income that generally is treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Shareholders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Shareholder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally is entitled, at the election of such U.S. Shareholder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Shareholder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Shareholder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Shareholder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Shareholder's particular circumstances. Accordingly, each U.S. Shareholder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. tax return disclosure obligations (and related penalties) are imposed on U.S. Shareholders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Shareholders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Shareholder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Shareholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such

U.S. Shareholder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Shareholders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules are allowed as a credit against a U.S. Shareholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Shareholder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Shareholder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. SHAREHOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES.

U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Considerations

The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Common Shares and who, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention (i) is not, and is not deemed to be, a resident of Canada, (ii) holds the Common Shares as capital property, (iii) deals at arm's length with and is not affiliated with the Company, and (iv) does not use or hold, and is not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada (a "Holder"). This summary does not apply to a Holder that carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “mark to market property” rules; (ii) that is a “specified financial institution”; (iii) that has made a “functional currency” reporting election; (iv) an interest in which is a “tax shelter investment”; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Common Shares; or (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement,"all as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based on the current provisions of thbe Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof and an understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the

Regulations publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. Prospective Holders should consult their own tax advisors with respect to an investment in the Common Shares having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of Common Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Holder by the Company on Common Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividends unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Treaty the rate of withholding tax on dividends paid or credited to a Holder who is a resident of the United States for purposes of the Treaty, is the beneficial owner of dividends, and who is fully entitled to the benefits of the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividends. The rate of withholding tax is further reduced to 5% if the beneficial owner of the dividends is a U.S. Holder that is a company that beneficially owns at least 10% of the Company's Common Shares. Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Disposition of Common Shares

A Holder will not be subject to tax under the Tax Act in respect of a capital gain realized by the Holder on the disposition or deemed disposition of a Common Share and capital losses arising on a disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Holder is resident.

Provided that the Common Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the NYSE and the TSX) at the time of disposition or deemed disposition, Common Shares generally will not constitute "taxable Canadian property" of a Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions have been met concurrently: (a) one or any combination of (i) the Holder, (ii) persons with whom the Holder did not deal at arm's length for purposes of the Tax Act, or (iii) partnerships in which the Holder or persons described in (i) hold a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, the Common Shares may also be deemed to be taxable Canadian property to a Holder for the purposes of the Tax Act in certain circumstances.

Holders who may hold Common Shares as "taxable Canadian property" should consult their own tax advisors.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements the Company files reports and other information with the SEC. You may inspect and copy any report or document that the Company files, including this annual report and the accompanying exhibits, at the SEC's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330, and you may obtain copies at prescribed rates. The Company's SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on the Company's website at www.lithiumamericas.com. Information on the Company's website does not constitute a part of this annual report and is not incorporated by reference.

The Company will also provide without charge to each person, including any beneficial owner of the Common Shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to the Company, 400 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

To the extent the Company furnishes an annual report to security holders, the Company will promptly submit an English version of this annual report to U.S. security holders under the cover of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. The Company’s maximum exposure to credit risk for cash and receivables is the amount disclosed in the Consolidated Statements of Financial Position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) primarily with one major Canadian bank, invested in US treasury bills and other short-term investments issued by the Canadian government or Canadian chartered banks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2023, the Company had a cash and cash equivalents of $195.5 million to settle current liabilities of $24.6 million. Current liabilities include the derivative under the Tranche 2 Investment agreements which will be settled in shares.

Foreign Currency Risk

The Company’s functional currency is USD. The Company is exposed to foreign currency risk on expenditures incurred in Canadian dollars (“CAD”) which are primarily for corporate expenditures at the head office in Canada. As at December 31, 2023, the Company held $8.5 million in cash and cash equivalents denominated in CAD. Strengthening/(weakening) of a USD/CAD exchange rate by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $848 at December 31, 2023.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. to C.

Not applicable.

D. American Depositary Receipts

The Company does not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2023 as required by paragraph (b) of Rules 13a-15 or 15d-15. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2023.

B. Management's Report on Internal Control Over Financial Reporting

Our management, including the CEO and CFO, is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, misstatements due to error or fraud may not be prevented or detected on a timely basis.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2023, utilizing the criteria discussed in the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework. The objective of this assessment was to determine whether our internal control over financial reporting was effective as of December 31, 2023. Based on management's assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2023.

C. Attestation Report of Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

D. Changes in Internal Controls Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that each of Fabiana Chubbs and Jinhee Magie (i) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and the applicable NYSE rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of conduct that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code of Conduct”). The Code of Conduct has been posted on the Company’s website at www.lithiumamericas.com. The Code of Conduct meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of the Form 20-F.

All waivers of the Code of Conduct with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not waive or implicitly waive any provision of the Code of Conduct with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our current external auditors, PricewaterhouseCoopers LLP, Vancouver, British Columbia, Canada (PCAOB ID #271), unless stated otherwise, for the years indicated. The table includes fees billed to Old LAC for services related to the Separation and fees billed to LAC. All fees relating to the Separation have been included in 2023.

	December 31, 2022	December 31, 2023
Audit Fees	0	669,418
Audit-Related Fees	0	0
Tax Fees	0	17,122
All Other Fees	0	0
Total Fees	0	686,539

Notes:

(1)
Audit Fees. This category includes the fees for the audit of our financial statements and fees for the audit and review of carve-out financial statements relating to the Separation. Fees for services received before and after the separation were paid or accrued by Old LAC and New LAC respectively.
(2)
Audit-Related Fees. This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees.
(3)
Tax Fees.This category includes the fees for professional services rendered for tax advice relating to the Arrangement. These fees were paid by Old LAC.
(4)
All Other Fees. This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit-Related Fees or Tax Fees.

Pre-Approval Policies and Procedures

Our A&R Committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of “Audit Fees,"“Audit Related Fees,"“Tax Fees” and “All Other Fees” were reviewed and approved by the A&R Committee before the respective services were rendered. We are not relying upon a waiver pursuant to the provisions of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X

The A&R Committee has considered the nature and amount of the fees billed by PricewaterhouseCoopers LLP, Chartered Professional Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of PricewaterhouseCoopers LLP, Chartered Professional Accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Common Shares are listed on NYSE. Section 303A of the NYSE Listed Company Manual permits the NYSE to consider the laws, customs and practices of foreign private issuers in relaxing certain NYSE listing criteria, and to grant exemptions from NYSE listing criteria based on these considerations. The Company believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to U.S. companies:

Shareholder Meeting Quorum Requirement

NYSE typically expects listed companies to have a quorum requirement of a majority of the company’s outstanding shares. Quorum for a meeting of shareholders of the Company is two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. However, if there is only one shareholder entitled to vote at a meeting of shareholders, the quorum is one person who is, or who represents by proxy, that shareholder.

Shareholder Approval Requirement for Issuing Securities

NYSE requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including any transaction or series of transactions that would result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares (other than a public offering for cash or in certain other cases of financings for cash). There is no precisely corresponding requirement for shareholder approval under British Columbia law or under the rules of the TSX, the Company’s home country stock exchange. However, the rules of the TSX will require shareholder approval for (i) share issuances that materially affect control of the Company, (ii) providing consideration to insiders in aggregate of 10% or greater of the market capitalization of the Company, during any six-month period, and (iii) share issuances in connection with private placement or acquisition transactions where the number of shares to be issued exceeds 25% of the pre-issuance outstanding shares of the Company, on a non-diluted basis. The Company will follow the TSX requirements where a proposed share issuance that would otherwise trigger the NYSE shareholder approval requirement does not trigger such a shareholder approval requirement under British Columbia law or under the rules of the TSX.

Shareholder Approval Requirements for Equity Compensation Plans

The NYSE requires shareholder approval of all equity compensation plans and material revisions to such plans, with limited exemptions set out in the NYSE Listed Company Manual. The circumstances in which the NYSE rules require shareholder approval with respect to equity compensation plans are broader than under the rules of the TSX. TSX rules provide that the institution of, and amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval, with certain exceptions. The Company will follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and amendments to such plans.

Proxy Delivery Requirements

NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. As a foreign private issuer, the Company is exempt from the proxy rules set forth under the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Compensation Committee

NYSE requires each listed issuer to determine the compensation of the Company’s officers either by a compensation committee composed entirely of independent directors, each of whom satisfies the additional independence requirements specific to compensation committee membership set forth in the NYSE Listed Company Manual, and such compensation committee must have a written charter that meets the requirements of the NYSE Listed Company Manual. The Company follows home country requirements relating to the written charter of its compensation committee.

Nominating and Corporate Governance Committee

NYSE requires each listed issuer to select director nominations by a nominating and corporate governance committee composed entirely of independent directors, and such nominating and corporate governance committee must have a written charter that meets the requirements of the NYSE Listed Company Manual. The Company follows home country requirements relating to the composition of its nominating and corporate governance committee.

The foregoing is consistent with the laws, customs, and practices in Canada.

ITEM 16H. MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2023, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company has developed and implemented a cybersecurity risk management program (“Cybersecurity Program”) intended to protect the confidentiality, integrity and availability of the Company’s critical systems and information, based on the Center for Internet Security ("CIS") Critical Security Controls ("CSC") v8.0 and the CIS Risk Assessment Method v2.1. The Company uses the CIS CSC v8.0 as a guide to help identify, assess, and manage cybersecurity risks relevant to its business. The Cybersecurity Program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational and financial risk.

Key elements of the Company's cybersecurity risk management program include:

•
risk assessments designed to help identify material cybersecurity risks to the Company's critical systems, information, products, services and broader enterprise information technology environment;
•
designation of resources responsible for managing the Company's cybersecurity risk assessment processes, security controls, and response to cybersecurity incidents;
•
the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of security controls;
•
training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls; and
•
a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

Since the Separation, the Company has not experienced any material cybersecurity incidents. For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, refer to “Item 3. Key Information - D. Risk Factors – Information Technology and Cybersecurity Risks" which is incorporated by reference into this Item 16K.

Cybersecurity Governance

The A&R Committee of the Board has specific responsibility for overseeing cybersecurity threats, among other things. The Company's CFO provides the A&R Committee periodic reports on the Company’s cybersecurity risks and any material cybersecurity incidents, and the Board also receives periodic cybersecurity reports.

The Company’s Senior Technology Specialist has primary responsibility for overall cybersecurity risk management program and supervises both internal information technology (“IT”) personnel and retained external cybersecurity consultants. The IT department also monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents through various means, which may include threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged, and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, including the audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, together with the report of PricewaterhouseCoopers LLP, Chartered Professional Accountants, is set forth on pages F-1 through F-32 and are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of the Company (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)
2.1	Description of securities registered under Section 12 of the Exchange Act
4.1#+

Master Purchase Agreement dated January 30, 2023 between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 27, 2023)

4.2#

Investor Rights Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on August 22, 2023)

4.3#

Amended and Restated Arrangement Agreement dated June 14, 2023 between Lithium Americas Corp. and the Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on August 22, 2023)

4.4#

Lock-Up Agreement dated October 2, 2023 between Lithium Americas Corp., 139768 B.C. Ltd. and GFL International Co., Limited (incorporated by reference to Exhibit 99.11 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)

4.5

Lithium Americas Corp. Equity Incentive Plan, Effective October 3, 2023 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed by Lithium Americas Corp. on October 6, 2023)

4.6#

Tax Indemnity and Cooperation Agreement dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Lithium Americas Corp. (incorporated by reference to Exhibit 99.12 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)

4.7#

Subscription Agreement dated October 3, 2023 between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 99.13 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)

4.8#+

Lithium Offtake Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 27, 2023)

4.9#+

Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023)

4.10#+

Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, Western Lithium Corporation and MF2 LLC (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023)

4.11

Amendment No. 1 to Gross Revenue Royalty Agreement dated September 30, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023)

4.12

Amendment No. 1 to Gross Revenue Royalty Agreement dated September 30, 2013 among Western Lithium USA Corporation, Western Lithium Corporation and MF2 LLC (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023)

4.13#+

Water Rights Purchase Agreement dated November 26, 2018 between Home Ranch, LLC and Lithium Nevada Corp. (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023)

4.14#+

Supplement to Water Rights Purchase Agreement dated November 26, 2018 between Home Ranch, LLC and Lithium Nevada Corp. (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on September 14, 2023)

4.15

Assignment of Offtake Agreement dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Lithium Americas Corp. (incorporated by reference to Exhibit 99.10 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)

4.16#

Investor Rights Agreement dated October 3, 2023 between Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 99.14 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)

4.17#

Joinder Agreement dated October 3, 2023 from Lithium Americas Corp. to Lithium Americas Corp. and General Motors Holdings LLC (incorporated by reference to Exhibit 99.15 to the Current Report on Form 6-K filed by Lithium Americas Corp. on October 5, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on August 22, 2023)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1

Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA, effective December 31, 2022 (incorporated by reference to Exhibit 15.1 to the Registration Statement on Form 20-F filed by Lithium Americas Corp. on August 22, 2023)

15.2	Consent of M3 Engineering & Technology Corporation
15.3	Consent of Sawtooth Mining LLC
15.4	Consent of Process Engineering, LLC
15.5	Consent of Wood Canada Limited
15.6	Consent of EXP U.S. Services Inc.
15.7	Consent of NewFields Mining Design & Technical Services
15.8	Consent of Piteau Associates
15.9	Consent of Industrial TurnAround Corporation
15.10	Consent of PricewaterhouseCoopers LLP
15.11	Consent of Rene LeBlanc
15.12	Management’s discussion and analysis of Lithium Americas Corp. for the year ended December 31, 2023
97	Incentive Compensation Recovery Policy
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatting as Inline XBRL and contained in Exhibit 101)

# Portions of this exhibit have been redacted in compliance with Regulation S-K Items 601(a)(5) and 601(b). The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

+ Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Lithium Americas Corp.

By: /s/ Edward Grandy
Name: Edward Grandy
Title: Senior Vice President, General Counsel and Corporate Secretary
Date: March 18, 2024

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the Years Ended December 31, 2023, 2022 and 2021

(Formerly 1397468 B.C. Ltd.)

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lithium Americas Corp. and its subsidiaries (together, the Company) as of December 31, 2023, 2022 and 2021 and the related consolidated statements of comprehensive loss, of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants

Vancouver, Canada
March 14, 2024

We have served as the Company’s auditor since 2022.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,	December 31,
	Note	2023	2022	2021
		$	$	$
CURRENT ASSETS
Cash and cash equivalents	5	195,516	636	933
Receivables, prepaids and deposits	6	10,367	1,301	878
		205,883	1,937	1,811

NON-CURRENT ASSETS
Investment in Green Technology Metals	7	2,580	7,451	-
Investment in Ascend Elements	8	8,582	5,000	-
Restricted cash		288	-	-
Property, plant and equipment	9	206,082	3,936	3,294
Other assets	9	15,315	-	-
Exploration and evaluation assets	10	770	9,514	5,747
		233,617	25,901	9,041
TOTAL ASSETS		439,500	27,838	10,852

CURRENT LIABILITIES
Accounts payable and accrued liabilities		23,361	9,913	4,214
Current portion of long-term liabilities		854	724	303
GM transaction derivative liability	11	348	-	-
Loan from former parent	2	-	43,572	-
		24,563	54,209	4,517
LONG-TERM LIABILITIES
Loan from former parent		-	-	40,000
Other liabilities	12	6,613	7,568	7,695
Decommissioning provision		862	478	326
		7,475	8,046	48,021
TOTAL LIABILITIES		32,038	62,255	52,538

SHAREHOLDERS’ EQUITY
Share capital	2	656,802	-	-
Contributed surplus and net former parent investment		15,020	226,009	150,942
Deficit		(264,360)	(260,426)	(192,628)
TOTAL SHAREHOLDERS’ EQUITY		407,462	(34,417)	(41,686)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		439,500	27,838	10,852

Subsequent event (Note 27)

Approved for issuance on March 14, 2024

On behalf of the Board of Directors:

“Fabiana Chubbs”	“Kelvin Dushnisky”
Director	Director

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2023	2022	2021
	Note	$	$	$

Exploration and evaluation expenditures	17	(3,763)	(47,275)	(36,113)
General and administrative expenses	16	(16,274)	(9,545)	(5,116)
Equity compensation	13	(7,588)	(4,037)	(3,266)
		(27,625)	(60,857)	(44,495)
OTHER ITEMS
Transaction costs	18	(10,541)	-	-
Gain (loss) on financial instruments measured at fair value	7,8,11	31,557	(2,564)	-
Finance costs	19	(348)	(4,039)	(2,651)
Finance and other income (expenses)	20	3,023	(338)	(2)
		23,691	(6,941)	(2,653)
NET LOSS BEFORE DISCONTINUED OPERATION		(3,934)	(67,798)	(47,148)

Income from discontinued operation	26	-	-	122

NET LOSS		(3,934)	(67,798)	(47,026)

TOTAL COMPREHENSIVE LOSS		(3,934)	(67,798)	(47,026)

BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS	14	$(0.02)	$(0.42)	$(0.29)
BASIC AND DILUTED LOSS PER SHARE		$(0.02)	$(0.42)	$(0.29)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED		160,363	160,048	160,048

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONSOLIDATED STATEMENTS OF EQUITY

	Share capital		Contributed surplus and net former parent investment	Deficit	Total Shareholders' equity
	# of shares	Amount
		$	$	$
Balance, December 31, 2020	-	-	132,892	(145,602)	(12,710)
Net former parent investment	-	-	18,050	-	18,050
Net loss	-	-	-	(47,026)	(47,026)
Balance, December 31, 2021	-	-	150,942	(192,628)	(41,686)
Net former parent investment	-	-	75,067	-	75,067
Net loss	-	-	-	(67,798)	(67,798)
Balance, December 31, 2022	-	-	226,009	(260,426)	(34,417)
Net former parent investment	-	-	57,301	-	57,301
General Motors transaction (Note 13)	-	-	271,737	-	271,737
Share transactions pursuant to Arrangement (Note 2)	160,048	649,867	(536,088)	-	113,779
Shares issued on conversion of share-based awards (Note 13)	1,730	6,935	(6,935)	-	-
Oct 3 – Dec 31, 2023 equity compensation amortization	-	-	2,996	-	2,996
Net loss	-	-	-	(3,934)	(3,934)
Balance, December 31, 2023	161,778	656,802	15,020	(264,360)	407,462

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2023	2022	2021
		$	$	$
OPERATING ACTIVITIES
Loss from continuing operations		(3,934)	(67,798)	(47,148)
Income from discontinued operation		-	-	122
Net loss		(3,934)	(67,798)	(47,026)

Items not affecting cash and other items:
Equity compensation	13	5,581	2,355	1,797
Depreciation		196	1,520	658
(Gain)/loss on financial instruments measured at fair value	7,8,11	(31,557)	2,564	-
Other items		83	516	119

Changes in working capital items:
Increase in receivables, prepaids and deposits		(4,907)	(423)	(525)
Increase/(decrease) in accounts payable, accrued liabilities and other liabilities		(3,424)	9,271	2,551

Cash used by discontinued operations		-	-	(511)

Net cash used in operating activities		(37,962)	(51,995)	(42,937)

INVESTING ACTIVITIES
Release on restricted cash		-	-	150
Additions to property, plant and equipment	9	(189,481)	(1,505)	(529)
Additions to exploration and evaluation assets	10	(347)	(4,120)	(1,405)
Restricted cash invested in GIC		(288)
Investment in Green Technology Metals	7	-	(10,015)	-
Investment in Ascend Elements	8	-	(5,000)	-
Proceeds from sale of assets held for sale (discontinued operations)	26	-	-	4,034
Net cash (used)/provided in investing activities		(190,116)	(20,640)	2,250

FINANCING ACTIVITIES
Net former parent investment - capital contributions		45,501	72,712	20,115
Gross proceeds from GM transaction	11	320,148	-	-
Cash received pursuant to the Arrangement	2	75,000	-	-
Payment of expenses related to the GM transaction	11	(16,977)	-	-
Loan from former parent		-	-	23,512
Payment of interest on loan from former parent		-	-	(3,017)
Lease payments		(714)	(374)	(263)
Other		-	-	761
Net cash provided by financing activities		422,958	72,338	41,108

CHANGE IN CASH AND CASH EQUIVALENTS		194,880	(297)	421
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR		636	933	512
CASH AND CASH EQUIVALENTS - END OF THE YEAR		195,516	636	933

Supplemental cash flow information (Note 23)

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.
BACKGROUND AND NATURE OF OPERATIONS

1397468 B.C. Ltd. was incorporated under the Business Corporations Act (British Columbia) on January 23, 2023 for the sole purpose of acquiring ownership of the North American business assets and investments of an entity then named Lithium Americas Corp. (“Old LAC”) and, which is now named Lithium Americas (Argentina) Corp (“Lithium Argentina”), pursuant to a separation transaction (the “Separation”) as described in Note 2. The assets, liabilities and activities of Old LAC's North American business prior to the Separation, are referred to as LAC North America. Upon consummation of the Separation on October 3, 2023, 1397468 B.C. Ltd. was re-named Lithium Americas Corp. (“New LAC” or the “Company”) and its common shares were listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “LAC.”

These financial statements are presented on a continuity of interests basis and reflect the activities of the Company from October 3, 2023 and the activities of LAC North America prior to that date and for the comparative periods presented. Prior to October 3, 2023, LAC North America did not operate as a separate legal entity.

The Company is focused on advancing the Thacker Pass project ("Thacker Pass"), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. Thacker Pass is 100%-owned by Lithium Nevada Corp., which is wholly owned by 1339840 B.C. Ltd., a wholly-owned subsidiary of the Company. The head office and principal address of the Company is Suite 400, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

On January 30, 2023, LAC North America entered into a purchase agreement with General Motors Holdings LLC (“GM”) pursuant to which GM agreed to make a $650 million investment (the “Transaction”), the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, with the $320.1 million first tranche investment (the “Tranche 1 Investment”) and a second tranche investment of up to $329.9 million (the “Tranche 2 Investment”). The Tranche 1 Investment was completed on February 16, 2023 resulting in GM owning 15,002 common shares of Old LAC which became an equivalent number of shares of the Company post - Separation.

On March 12, 2024, the Company received a conditional commitment (“Conditional Commitment”) from the U.S. Department of Energy (“DOE”) for a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program (the “DOE Loan”), for financing the construction of the processing facilities at Thacker Pass. While this Conditional Commitment represents a significant milestone and demonstrates the DOE’s intent to finance Thacker Pass, certain technical, legal and financial conditions, including negotiation of definitive financing documents, must be satisfied before funding of the DOE Loan. There can be no assurances as to the terms and conditions of the definitive financing documents or whether the financing will be finalized.

To date, the Company has not generated significant revenues from operations and has relied on equity financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Thacker Pass are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete development, and to attain future profitable operations.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

2.
REORGANIZATION

The Separation was completed pursuant to a statutory plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Old LAC contributed to New LAC, the assets of LAC North America, including Thacker Pass, investments in shares of certain companies, its receivable of $43.6 million plus accrued interest to October 3, 2023 and cash of $275.5 million (which included the remaining unspent proceeds of the Tranche 1 Investment and $75 million to establish sufficient working capital). Each shareholder of Old LAC was granted one common share in Lithium Argentina and one common share of New LAC in exchange for each Old LAC share, resulting in two independent publicly traded companies. The Separation was pro rata to the shareholders of Old LAC, so that the holders maintained the same proportionate interest in Old LAC (and, upon the Separation, Lithium Argentina's) and New LAC both immediately before and after the Separation.

As the Separation was completed before the closing of the Tranche 2 Investment, the Tranche 2 agreement between GM and Old LAC was terminated on October 3, 2023 and replaced by a corresponding subscription agreement between GM and New LAC (the "Tranche 2 Investment Agreement") (see Note 11) such that the proceeds will be received by the Company.

As part of the Separation, an investors rights agreement and an agreement to supply GM with lithium carbonate production from Thacker Pass (the "Offtake Agreement") were assigned by Old LAC to the Company.

Share transactions pursuant to the Arrangement are as follows:

$
Cash transferred to establish sufficient working capital pursuant to the Arrangement	75,000
Loan from former parent contributed pursuant to the Arrangement	46,258
Share issuance costs pursuant to the Arrangement	(7,479)
113,779

3.
BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS") issued and outstanding as of December 31, 2023.

These consolidated financial statements reflect the activities of the Company from October 3, 2023 and the activities of LAC North America on a "carve-out" basis prior to that date and for the comparative periods presented. Prior to October 3, 2023, LAC North America did not operate as a separate legal entity. The assets, liabilities, results of operations and cash flows prior to October 3, 2023 were those specifically identifiable to LAC North America including assets, liabilities and expenses relating to Thacker Pass, specified investments, transactions and balances arising from the GM investment, as well as an allocation of certain costs relating to the management of those relevant assets, liabilities and results of operations. Such costs have been allocated from the shared corporate expenses of Old LAC based on the estimated level of involvement of Old LAC management and employees with LAC North America.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
BASIS OF PREPARATION AND PRESENTATION (continued)

For the period prior to October 3, 2023, these consolidated financial statements present the financial position, results of operations, changes in shareholders' equity and cash flows of the Company as if it had operated on a stand-alone basis. During these periods, Old LAC costs were allocated to LAC North America for corporate administrative expenses and employment costs of Old LAC employees primarily relating to Old LAC employees who provided services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

The expenses and cost allocations have been determined on a basis considered by Old LAC to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the periods presented relative to the total costs incurred by Old LAC.

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its corporate group of companies, consisting of (i) wholly-owned US subsidiaries Lithium Nevada, RheoMinerals Inc., and KV project LLC; and (ii) Canadian wholly-owned subsidiary 1339480 B.C. Ltd. All intercompany transactions and balances have been eliminated.

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated.

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars. The functional currency of the Company, as well as all subsidiaries, is the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures excluding acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

•
The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document; and,
•
The status of mining leases, environmental and mining permits.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, and exploration expenditures performed within the geologic formation of an existing brownfield mining project are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired, or placed into production.

The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment. A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS.

Capitalization of costs incurred ceases when the asset is capable of operating in the manner intended by management. The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Property, plant and equipment that are currently in use are depreciated as follows:

•
Process testing facility equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•
Right-of-use assets – depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and
•
Office equipment included in “Other” – declining balance method at 20% annual rate.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at least annually. The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. If an impairment indicator is identified, an impairment assessment is carried out. If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines or development projects.

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company leases office space, equipment, vehicles and land. Lease contracts entered into by the Company are typically made for fixed periods of 2 to 5 years, with the exception of land leases which have a term of 40 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified as and measured at: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI according to their contractual cash flow characteristics and the business models under which they are held. The Company’s investments in equity investments are classified as FVTPL. Investments in equity instruments are held for strategic purposes and classified as long term.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest and; the Company’s intent is to hold these financial assets in order to collect contractual cash flows.

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL, and recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of income (expense). Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative.

Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known developments, such as revisions to cost estimates and to the estimated lives of the operations and are subject to formal reviews at regular intervals. The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets. These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost. Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.

Income Taxes

Income taxes are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, unless arising in a business combination, nor for differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. For periods presented on a "carve-out" basis, the number of shares issued and outstanding upon Separation is used as the denominator in the calculation of basic earnings/(loss) per share.

The diluted earnings/(loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.

This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

Equity-Based Compensation

The Company’s equity incentive plan allows the grant of stock options, restricted share units ("RSUs"), performance share units (PSUs") and deferred share units ("DSUs"). The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using Monte Carlo simulation methodology for performance share units. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of equity instruments. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Estimation Uncertainty and Significant Accounting Policy Judgments

The preparation of these consolidated financial statements require management to make assumptions, estimates, and judgments that affect the amounts reported in these financial statements and accompanying notes. The Company bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these consolidated financial statements and such differences could be material.

Significant accounting policy judgments in the preparation of the Company's financial statements are as follows:

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with General Motors involved judgment, specifically in its assumption that in determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (see Note 11).

The second tranche investment component of subscription agreements with GM which involved estimation of fair value, utilizes a Monte Carlo simulation that required significant assumptions, including expected volatility of Old LAC’s (and, following Separation, New LAC’s) share price, an estimated risk-free rate and an estimated dividend.

Commencement of Development of Thacker Pass

The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) on January 31, 2023, the receipt of the favorable ruling from the U.S. District Court, District of Nevada (“U.S. District Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from the Bureau of Land Management (“BLM”) on February 7, 2023. The Company entered into an engineering, procurement and construction management agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure commenced. Accordingly, the capitalized costs of Thacker Pass were transferred to property, plant and equipment from exploration and evaluation assets and capitalization of development costs commenced February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, the Company completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Management applied judgment in conducting the impairment test and concluded that there was no impairment.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Assessment of Impairment of Thacker Pass

The Company applied judgment in carrying out an evaluation of Thacker Pass for indicators of impairment at December 31, 2023. The Company carried out the evaluation considering internal and external factors including but not limited to, the Thacker Pass November 2022 Feasibility Study including assumptions and sensitivity analysis, market trends in lithium prices, discount rates, trends in financial markets and the Company's market capitalization.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants.

These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on the financial statements of the Company.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” and the IFRS Practice Statement 2 “Making Materiality Judgments” to provide guidance on the application of materiality judgments to accounting policy disclosures.

The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments were effective January 1, 2023. These amendments did not impact these consolidated financial statements.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Amendments to IAS 12 – International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform - Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes).

The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. These amendments did not impact these consolidated financial statements.

5.
CASH AND CASH EQUIVALENTS

	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Cash	12,050	636	933
Cash equivalents	183,466	-	-
	195,516	636	933

On October 3, 2023, cash and cash equivalents included the remaining unspent net proceeds of the Tranche 1 Investment plus an additional $75 million in cash that was transferred from Old LAC to New LAC to establish sufficient working capital for New LAC, pursuant to the Arrangement (see Note 2).

As at December 31, 2023, $8.5 million of cash and cash equivalents were held in Canadian dollars (December 31, 2022 – $nil), and $187.0 million in US dollars (December 31, 2022 – $0.6 million). Cash equivalents include investments in guaranteed investment certificates (“GICs”) with a Canadian Schedule I chartered bank that mature within three months from the date of acquisition and earn interest between 3%-5.5% per annum and investments in US treasury bills, short-term savings and deposit accounts with a Canadian Schedule I chartered bank.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.
RECEIVABLES, PREPAIDS AND DEPOSITS

	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Prepaids and deposits	5,872	1,298	754
Receivables	2,922	3	124
Interest receivable	1,573	-	-
	10,367	1,301	878

Receivables include amounts receivable from Lithium Argentina (Note 15).

7.
INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, LAC North America entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) (“Green Technology Metals”), a North American focused lithium exploration and development public company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at December 31, 2023, the Company holds 13,301 common shares, representing approximately 4% of the issued and outstanding shares of Green Technology Metals with a fair value of $2,580 (December 31, 2022 - $7,451) determined based on the market price of Green Technology Metals’ shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $4,871 at December 31, 2023 (2022 - $2,564) was recognized in the Consolidated Statements of Comprehensive Loss.

The Company’s investment in Green Technology Metals is classified as a Level 1 financial instrument (Note 24).

8.
INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, LAC North America made a $5,000 investment in Ascend Elements, Inc. (“Ascend Elements”), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares.

As at December 31, 2023, the Company holds 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $8,582 (December 31, 2022 – $5,000). A gain on change in fair value of Ascend Elements at December 31, 2023 of $3,582 (2022 - $nil) determined based on the Company’s assessment of the fair value, was recognized in the Consolidated Statements of Comprehensive Loss. As Ascend Elements is a private company, there is no observable market data to use, so the Company’s assessment was determined based on a review of Ascend Elements’ business developments, financings and trends in the share prices of other companies in the same industry sector.

The Company’s investment in Ascend Elements is classified as a Level 3 financial instrument (Note 24).

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.
PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass[1]	Equipment and machinery	Right of Use assets	Other	Total
	$	$	$	$	$
Cost
As at December 31, 2021	-	1,475	2,720	462	4,657
Additions	-	1,265	658	239	2,162
As at December 31, 2022	-	2,740	3,378	701	6,819
Transfers from E&E (Note 10)	9,091	-	-	-	9,091
Additions	193,728	210	549	134	194,621
Disposals	-	-	(275)	(90)	(365)
As at December 31, 2023	202,819	2,950	3,652	745	210,166

	Thacker Pass[1]	Equipment and machinery	Right of Use assets	Other	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2021	-	900	305	158	1,363
Depreciation for the year	-	744	719	57	1,520
As at December 31, 2022	-	1,644	1,024	215	2,883
Depreciation for the year	-	587	807	85	1,479
Disposals	-	-	(188)	(90)	(278)
As at December 31, 2023	-	2,231	1,643	210	4,084

	Thacker Pass[1]	Equipment and machinery	Right of Use assets	Other	Total
	$	$	$	$	$
Net book value
As at December 31, 2021	-	575	2,415	304	3,294
As at December 31, 2022	-	1,096	2,354	486	3,936
As at December 31, 2023	202,819	719	2,009	535	206,082

1.
The “Thacker Pass” category also includes right of use assets with a cost of $2,160 as at December 31, 2023.

The Company has certain commitments for royalty and other payments to be made on Thacker Pass as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from Thacker Pass.

•
20% royalty on revenue solely in respect of uranium;
•
8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.
PROPERTY, PLANT AND EQUIPMENT (continued)

At December 31, 2023, the Company had a commitment to make a final milestone payment of $7,876 relating to the purchase of housing units for construction employees, that was due and paid on January 2, 2024.

Prepayments of $15,315 related to the housing units received in 2024 and related transportation costs, as well as the non-current portion of project insurance for Thacker Pass are included in Other assets.

10.
EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to Thacker Pass and other projects were as follows:

Total
$
Exploration and evaluation assets, as at December 31, 2021	5,747
Additions	4,120
Write off of non-Thacker Pass assets	(353)
Exploration and evaluation assets, as at December 31, 2022	9,514
Additions	347
Transfers to PP&E (Note 9)	(9,091)
Total exploration and evaluation assets, as at December 31, 2023	770

Upon commencement of development of Thacker Pass on February 1, 2023, the capitalized costs of Thacker Pass were transferred from exploration and evaluation assets to property, plant and equipment and Old LAC commenced capitalizing development costs.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, the Company completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

11.
AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM agreed to make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the construction and development of Thacker Pass. On February 16, 2023, the Tranche 1 Investment of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of Old LAC which became an equivalent number of shares of the Company post-Separation. In connection with the Tranche 1 Investment, the Company and GM also entered into (a) a warrant certificate and a subscription agreement (the “GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $329,852; (b) the Offtake Agreement and (c) an investor rights agreement.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.
AGREEMENTS WITH GENERAL MOTORS (continued)

GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, as the Separation was completed before the closing of the Tranche 2 Investment by GM, the GM Tranche 2 Agreements with Old LAC were made ineffective in consideration for the purchase of two common shares of Old LAC and, a new subscription agreement was executed by New LAC and GM. The terms of the New LAC subscription agreement substantially mirrors the subscription agreement previously executed by Old LAC, subject to the shares and price being adjusted by the New LAC relative value ratio, such that GM’s second tranche investment of up to $329,852 will be made in New LAC.

Pursuant the Tranche 2 Investment agreement which expires in August 2024, GM may purchase common shares of New LAC subject to the satisfaction of certain conditions precedent, including the condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass (the “Funding Condition"). The subscription agreement calls for an aggregate purchase price of up to $329,852, with the number of shares to be determined using a price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the certain conditions have been met) and (b) $17.36 per share.

The GM Tranche 2 Agreements are treated as a derivative because the GM Tranche 2 Agreements may result in the issuance of a variable number of shares for the fixed subscription price. The derivative was initially measured at fair value and subsequently carried at fair value through profit and loss.

The Company recorded the GM Tranche 2 Agreements derivative on January 30, 2023, at an initial fair value of $33,194 and the net proceeds of Tranche 1 investment were recorded in Net former parent investment. Financial advisory fees of approximately $16,803 and other transaction costs of $174 were paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the GM Tranche 1 proceeds were recorded in the Net former parent investment. Financial advisory fees of approximately $6,600 will become payable upon completion of the closing of the second tranche of GM’s investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as at January 30, 2023	(33,194)
Gain on change in fair value	32,846
As at December 31, 2023	(348)

The fair value of the derivative as of January 30, 2023, was determined using Monte Carlo simulation, with the following Old LAC’s inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of December 31, 2023, was estimated with the following inputs: volatility of 71.26%, share price of $6.40, a risk-free rate of 5.54%, and an expected dividend of 0%. A gain on change in the fair value of the derivative for the period from issuance to December 31, 2023, of $32,846 was recognized in the Consolidated Statement of Comprehensive Loss.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.
AGREEMENTS WITH GENERAL MOTORS (continued)

Valuation of the derivative is sensitive to changes in the Company's share price and the assumed volatility of common shares. The gain on change in fair value of the GM derivative liability of $32.8 million was driven by underlying valuation assumptions. A reduction/increase of the Company's share price by 10% would result in a corresponding reduction/increase of the derivative value by 17% and 31% respectively.

Offtake Agreement

As part of the Arrangement, the Offtake Agreement was assigned to New LAC.

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. The Company has also granted GM a right of first offer on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the Tranche 2 Investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $329,852.

12.
LEASES AND OTHER LIABILITIES

Leases

	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Leases
Office leases	1,199	1,614	1,743
Cars and equipment leases	69	4	12
Land lease	1,845	-	-
	3,113	1,618	1,755
Other liabilities
Mining contractor liability	3,500	5,950	5,940
	6,613	7,568	7,695

Leases for office space, cars and equipment have terms ranging from 2 to 5 years. The land lease for land near the city of Winnemucca has a term of 40 years from signing in November 2023.

Other liabilities

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for Thacker Pass which included a financing component. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly installments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

The Company will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

Authorized and Issued

Upon incorporation on January 23, 2023, New LAC's authorized share capital was comprised of an unlimited number of common shares without par value and an unlimited number of preference shares without par value (the "Preference Shares").

On October 3, 2023, as part of the Arrangement, among other things: (i) each Old LAC shareholder exchanged its Old LAC common shares for Old LAC class A common shares and Old LAC preference shares; (ii) each Old LAC shareholder then transferred its Old LAC preference shares to New LAC in exchange for Common Shares; (iii) 1,000,000 Preference Shares were issued to Old LAC in exchange for the North American business assets contributed; (vi) all Preference Shares issued to Old LAC were redeemed by New LAC in consideration for an aggregate redemption amount, after which all such Preference Shares were cancelled; and (iii) the notice of articles and articles of New LAC (the "Articles") were amended to, among other things, eliminate the Preference Shares from the authorized share capital of New LAC such that, following such amendment, New LAC is authorized to issue only an unlimited number of common shares.

At December 31, 2023, 161,778 common shares were issued and outstanding.

Equity Incentive Plan

Prior to the Separation on October 3, 2023, Old LAC’s employees participated in Old LAC’s equity incentive plan in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Old LAC’s board of directors, eligible directors, officers, employees and consultants were: (1) granted incentive stock options exercisable to purchase Old LAC common shares; and (2) awarded DSUs, RSUs and PSUs that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into Old LAC common shares upon vesting.

The exercise price of each stock option was based on the fair market price of Old LAC common shares at the time of grant. Stock options were granted for a maximum term of five years. There were no stock options outstanding at October 3, 2023.

In connection with the completion of the Separation, the Company adopted an equity incentive plan (the “Equity Incentive Plan”). The Equity Incentive Plan provides for the grant to eligible directors and employees of incentive stock options exercisable to purchase common shares, Company RSUs that convert automatically into common shares and Company PSUs that are subject to performance conditions and/or multipliers and designated as such in accordance with the Equity Incentive Plan that are settled for common shares. The Equity Incentive Plan also provides for the grant to eligible directors of Company DSUs which the directors are entitled to redeem for common shares following retirement or termination from the Board. The Company RSUs may vest immediately or one-third per year on each of the grant anniversary dates over a period of up to three years and Company PSUs generally vest after three years.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

In connection with the Arrangement, holders of all awarded DSUs, RSUs and PSUs of Old LAC previously held (collectively, the "Old LAC Units") received, in lieu of such outstanding Old LAC Units, equivalent incentive securities of the Company and of Lithium Argentina. On October 3, 2023, the Company had 160,048 common shares issued and outstanding, and 225 DSUs, 2,171 RSUs and 1,037 PSUs were issued in connection with the Arrangement.

Restricted Share Units

Pursuant to the Arrangement, the holders of the Old LAC RSUs exchanged each Old LAC RSU for one New LAC RSU and 0.87 of a new Lithium Argentina RSU. New LAC RSUs issued to holders of Old LAC RSU who serve as a director, employee or consultant of Lithium Argentina rather than New LAC upon the Separation vested immediately on closing of the Separation, while RSUs issued to those who serve New LAC are subject to the vesting conditions of the original Old LAC awards.

From the date of Separation on October 3, 2023 to December 31, 2023, the Company granted 670 RSUs to its employees and consultants. The total estimated fair value of the RSUs was $4,878 based on the market of the Company’s shares on the grant date. As at December 31, 2023, there was $4,642 of total unamortized compensation cost relating to unvested RSUs.

During the year ended December 31, 2023, stock-based compensation expense related to RSUs of $3,462 was charged to operating expenses including $964 that relates to the period from January 1, 2023 to Separation on October 3, 2023 (2022 - $3,058; 2021 - $2,100) and $1,460 was capitalized to Thacker Pass project (2022 - $nil; 2021- $nil).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs
RSUs issued on Separation	2,171
Converted into shares	(1,191)
Granted	670
Balance, RSUs outstanding as at December 31, 2023	1,650

Deferred Share Units

Pursuant to the Arrangement, the holders of the Old DSUs exchanged each Old LAC DSU for one New LAC DSU and 0.87 of a new Lithium Argentina DSU.

A summary of changes to the number of outstanding DSUs is as follows:

Number of DSUs
DSUs issued on Separation	225
Converted into common shares	(130)
Balance, DSUs outstanding as at December 31, 2023	95

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Performance Share Units

Pursuant to the Arrangement, the holders of the Old LAC PSUs exchanged each Old LAC PSU for one New LAC PSU and 0.87 of a new Lithium Argentina PSU. PSUs issued by New LAC in exchange for previously outstanding PSUs issued by Old LAC remain subject to the time-based vesting conditions of the original Old LAC PSUs and, upon the passage of the time-based vesting conditions, will be settled by the issuance of one common share, irrespective of the performance multiplier the Old LAC PSUs were previously subject to. Notwithstanding the foregoing, New LAC PSUs that replaced Old LAC PSUs that were fully vested and outstanding prior to the Separation were settled by New LAC, as applicable, in accordance with the performance multiplier applicable to the PSUs replaced.

As at December 31, 2023, there was $2,174 (2022 – $206) of unamortized compensation costs relating to unvested PSUs. During the year ended December 31, 2023, stock-based compensation expense related to PSUs of $4,126 was charged to operating expenses including $1,140 that relates to the period from January 1, 2023 to Separation on October 3, 2023 (2022 - $979; 2021 - $1,166) and $256 was capitalized to Thacker Pass project (2022 - $nil; 2021 - $nil).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs
PSUs issued on Separation	1,037
Converted into common shares	(409)
Balance, PSUs outstanding as at December 31, 2023	628

14.
EARNINGS (LOSS) PER SHARE

The weighted average number of common shares outstanding used in the calculation of both basic and diluted earnings per share was derived from common shares issued as of the Separation date of October 3, 2023, adjusted for transactions that occurred post the same Separation date.

Loss per share for the years ended December 31, 2022 and 2021, which is presented on a “carve-out” basis has been calculated using the number of shares of New LAC that were issued and outstanding upon Separation on October 3, 2023.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.
RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Transition Services Agreement

Upon closing of the Arrangement, the Company and Lithium Argentina entered into a Transition Services Agreement whereby each company provides various accounting, technical and other services, including managing settlement of employee equity awards, to each other for a defined period of time.

Compensation of Directors and Key Management

The following presentation of the remuneration of directors and key management personnel of the Company recognizes that directors and key management differs for the periods before and after Separation. The amounts for the period prior to Separation and all comparative periods represent an allocation of the remuneration of those directors and key management personnel allocated to LAC North America prior to the Separation date of October 3, 2023. The amounts for the period post-Separation are the actual costs incurred by the Company for those directors and key management personnel for compensation earned at and incurred by the Company post October 3, 2023, including year-end bonuses relating to the full 2023 year.

	2023	2022	2021
For the period January 1 to October 2,	$	$	$
Salaries, bonuses, benefits and directors' fees included in the Consolidated Statements of Comprehensive Loss	1,499	1,303	901
Salaries, bonuses and benefits included in PP&E	242	-	-
Equity compensation	1,670	644	672
For the period October 3 to December 31,
Salaries, bonuses, benefits and directors' fees included in the Consolidated Statements of Comprehensive Loss	2,481	2,557	509
Salaries, bonuses and benefits included in PP&E	576	-	-
Equity compensation	1,538	361	132
Total for the year ended December 31,	8,006	4,865	2,214

Amounts due to directors and key management are as follows:

	As at December 31,
	2023	2022	2021
	$	$	$
Total due to directors and key management	2,376	1,415	671

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.
GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses, which represent the activity of LAC North America for the period January 1, 2023 to October 2, 2023 and actual expenses for the period October 3, 2023 to December 31, 2023:

	For the year ended December 31,
	2023	2022	2021
	$	$	$
Salaries, benefits and directors’ fees	7,973	3,485	2,108
Office and administration	3,788	1,619	1,157
Professional fees	2,525	3,426	1,205
Regulatory and filing fees	374	161	214
Travel	450	334	67
Investor relations	998	350	231
Depreciation	166	170	134
	16,274	9,545	5,116

17.
EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	For the year ended December 31,
	2023	2022	2021
	$	$	$
Consulting and salaries	2,405	10,840	7,395
Engineering	782	27,928	23,009
Permitting and environmental	268	3,285	2,391
Field supplies and other	14	1,592	942
Depreciation	196	1,520	658
Drilling and geological expenses	98	2,110	1,718
	3,763	47,275	36,113

18.
TRANSACTIONS COSTS

The following table summarizes the Company’s transactions costs:

	For the years ended December 31,
	2023	2022	2021
	$	$	$
Separation cost allocation	4,626	-	-
DOE Loan due diligence costs	3,138	-	-
General Motors investment	2,777	-	-
	10,541	-	-

Separation costs are allocations of legal and professional fees from the former parent relating to the planning for, execution and closing of the Arrangement. DOE Loan costs relate to due diligence costs to advance the DOE Loan. General Motors investment includes transaction costs related to the derivative liability component of the Tranche 2 Investment.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.
FINANCE COSTS

The following table summarizes the Company’s finance costs:

	For the year ended December 31,
	2023	2022	2021
	$	$	$
Accrued interest on loan from former parent	301	3,591	2,359
Other	47	448	292
	348	4,039	2,651

20.
FINANCE AND OTHER INCOME (EXPENSES)

The following table summarizes the Company’s finance and other income:

	For the year ended December 31,
	2023	2022	2021
	$	$	$
Interest earned on cash deposits	2,945	-	-
Other	78	(338)	(2)
	3,023	(338)	(2)

21.
SEGMENTED INFORMATION

The Company operates in one operating segment and one geographical area. Thacker Pass was in the exploration and evaluation phase and was transferred to the development stage effective February 1, 2023. Substantially all the assets and the liabilities of the Company relate to Thacker Pass.

22.
INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	For the year ended December 31,
	2023	2022	2021
	$	$	$
Loss from operations before tax	(3,934)	(67,798)	(47,148)
Gain from discontinued operations			122
	(3,934)	(67,798)	(47,026)

Statutory tax rate	27%	27%	27%

Expected income tax recovery at statutory tax rate	(1,062)	(18,305)	(12,697)

Items not taxable for income tax purposes	(6,172)	-	-
Effect of lower tax rate in foreign jurisdiction	640	3,241	2,417
Change in unrecognized deferred tax assets and other	6,594	15,064	10,280
Tax expense	-	-	-

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

22.
INCOME TAXES (continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Deferred tax assets:
Tax loss carryforwards	47,537	40,196	30,695
Exploration and evaluation assets	3,507	3,602	1,173
Property, plant and equipment (including right-of-use assets)	-	536	-
Investment in Green Technology Metals	1,004	346	-
Investment in Ascend Elements	-	-	-
Other	1,724	100	109
Deferred tax assets	53,772	44,780	31,977

Deferred tax liabilities:
Capital assets	(163)	-	-
Thacker Pass assets	(4,631)	-	-
Investment in Ascend Elements	(484)	-	-
Equity compensation	(5,722)	(4,845)	-
Deferred tax liabilities	(11,000)	(4,845)	-

Unrecognized deferred tax assets	42,772	39,935	31,977

The Company has non-capital loss carry-forwards in Canada of $5,488 expiring in 2043 and in the U.S. of approximately $219,311 of which $38,756 expires between 2029 and 2037 and $180,555 have no fixed date of expiry. The non-capital loss carry-forwards are available to reduce taxable income in Canada and the US, respectively.

The gross deductible temporary difference for which no benefit is recognized is $203,836 (2022 - $200,482).

As at December 31, 2023 and 2022, no deferred tax assets are recognized as it is not probable that sufficient future taxable profits will be available to realize such assets.

Prior to Separation on October 3, 2023, the Company's operating results were included in Old LAC's financial statements and in its, or its respective subsidiaries', tax returns. For the purposes of the reporting periods prior to Separation, the income tax amounts included in these financial statements have been calculated as if the Company had filed tax returns on a stand-alone basis separate from Old LAC. For the purposes of the December 31, 2023 reporting period, the tax computations up to Separation include the allocation of certain costs from Old LAC to the Company. The tax computations from Separation on October 3, 2023 to December 31, 2023 reflect each entity's legal results.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

22.
INCOME TAXES (continued)

The Separation was implemented by way of an Arrangement pursuant to which there was an exchange of Old LAC common shares for Lithium Argentina common shares and New LAC common shares. The Arrangement is structured to be tax-free by complying with all of the requirements of the public company applicable rules in Section 55 of the Income Tax Act (Canada). The Arrangement also includes an agreement between the Company and Lithium Argentina for certain cross-indemnities against tax-specific claims and an agreement that includes certain covenants that, for a period of three years after Separation on October 3, 2023, may prohibit, except in certain circumstances, the Company and Lithium Argentina from taking or failing to take certain actions that could cause the Arrangement to be taxed in a manner that is inconsistent with the "butterfly" tax treatment.

23.
SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
	2023	2022	2021
	$	$	$
Interest received on cash deposits	1,373	-	-
Interest paid	278	462	293

24.
FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the Statements of Financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
•
Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and preferred shares acquired as part of the Green Technology Metals and Ascend Elements investments respectively, and the GM Tranche 2 Agreements derivative are measured at fair value on the Consolidated Statements of Financial Position on a recurring basis.

Cash and cash equivalents, and receivables, are measured at amortized cost on the consolidated statement of financial position. As at December 31, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy (see Note 7), the GM Tranche 2 Agreements derivative (see Note 11) is classified at level 2 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (see Note 8).

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which the Company’s financial instruments are described below.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

24.
FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. The Company’s maximum exposure to credit risk for cash and receivables is the amount disclosed in the Consolidated Statements of Financial Position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) primarily with one major Canadian bank, invested in US treasury bills and other short-term investments issued by the Canadian government or Canadian chartered banks. Expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2023, the Company had a cash and cash equivalents of $195,516 to settle current liabilities of $24,563. Current liabilities include the GM Tranche 2 Agreements derivative which will be settled in shares.

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ended December 31,
	2024	2025	2026	2027 onwards	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	23,361	-	-	-	23,361
Obligations under office leases¹	884	565	712	-	2,161
Obligations under land leases¹	69	70	73	3,822	4,034
Other obligations¹	54	3,551	23	-	3,628
Total	24,368	4,186	808	3,822	33,184

1.
Include principal and interest/finance charges.

Foreign Currency Risk

The Company’s functional currency is United States dollars (“USD”). The Company is exposed to foreign currency risk on expenditures incurred in Canadian dollars (“CAD”) which are primarily for corporate expenditures at the head office in Canada. As at December 31, 2023, the Company held $8.5 million in cash and cash equivalents denominated in CAD. Strengthening/(weakening) of a USD/CAD exchange rate by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $848 at December 31, 2023.

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

25.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, continue advancing the DOE Loan for which Conditional Commitment has been received, and raise additional amounts if available as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

26.
DISCONTINUED OPERATION

On January 13, 2021, Old LAC completed the sale of its organoclay property, plant and equipment for net proceeds of $4,034. The results from operations for the organoclay business have been presented as discontinued operations in the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows.

	Years ended December 31,
	2023	2022	2021
	$	$	$
ORGANOCLAY SALES	-	-	18
COST OF SALES	-	-	(42)
GROSS LOSS	-	-	(24)

EXPENSES
General, administrative, and other	-	-	(37)
	-	-	(37)

Other income	-	-	25
Gain on sale of assets	-	-	158

NET INCOME FROM DISCONTINUED OPERATION	-	-	122
	-	-
Net cash inflow from discontinued operation	-	-	3,523

LITHIUM AMERICAS CORP. (FORMERLY 1397468 B.C. LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

27.
SUBSEQUENT EVENT

On March 12, 2024, the Company received a Conditional Commitment for a $2.26 billion DOE Loan for financing the construction of the processing facilities at Thacker Pass for Phase 1. While this Conditional Commitment represents a significant milestone and demonstrates the DOE’s intent to finance Thacker Pass, certain technical, legal and financial conditions, including negotiation of definitive financing documents, must be satisfied before funding of the DOE Loan. There can be no assurances as to the terms and conditions of the definitive financing documents or whether the financing will be finalized.