Form 20-F/A
period 2023-12-31
LITHIUM AMERICAS CORP.
filed 2024-03-22
CIK 1966983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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
Telephone: (778) 656-5820

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Common Shares without par value	LAC	Toronto Stock Exchange New York Stock Exchange

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Vancouver, British Columbia, Canada	PCAOB ID: #271

EXPLANATORY NOTE

On March 18, 2024, Lithium Americas Corp. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to revise the consent of our independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), filed originally as Exhibit 15.10 of the Original Form 20-F. The consent included in the Original Form 20-F inadvertently omitted the signature of PwC. The revised consent of PwC is filed hereto as Exhibit 15.1.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is including the certifications required under the Sarbanes-Oxley Act of 2002 in Item 19 of this Amendment.

Other than with respect to the foregoing, this Amendment speaks as of the filing date of the Original Form 20-F and does not reflect any other events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any other exhibits as originally filed.

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of PricewaterhouseCoopers LLP
101.INS	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatting as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Lithium Americas Corp.

By: /s/ Edward Grandy
Name: Edward Grandy
Title: Senior Vice President, General Counsel and Corporate Secretary
Date: March 22, 2024